P R O S P E C T U S

8,160,000 Shares

TBS International Limited

Class A Common Shares

This is TBS International Limited's initial public offering. TBS International Limited is selling 7,000,000 Class A common shares and the selling shareholders are selling 1,160,000 Class A common shares. We will not receive any of the proceeds from the Class A common shares sold by the selling shareholders.

Currently, no public market exists for our common shares. The Class A common shares have been approved for quotation on the NASDAQ National Market under the symbol "TBSI."

Investing in the Class A common shares involves risks that are described in the "Risk Factors" section beginning on page 10 of this prospectus.

	Per Share	Total
Public offering price	$10.00	$81,600,000
Underwriting discount	$0.70	$5,712,000
Proceeds, before expenses, to TBS International Limited	$9.30	$65,100,000
Proceeds, before expenses, to selling shareholders	$9.30	$10,788,000

The underwriters may also purchase up to an additional 1,224,000 Class A common shares from the selling shareholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Class A common shares will be ready for delivery on or about June 29, 2005.

Merrill Lynch & Co.	Jefferies & Company, Inc.

The date of this prospectus is June 24, 2005.

An Integrated Liner/Parcel/Bulk Shipping Business

PACIFIC SERVICE
TBS PACIFIC LINER

CIRCUMNAVIGATING SOUTH AMERICA
TBS LATIN AMERICA LINER

WITHIN THE AMERICAS
TBS NORTH AMERICA LINER

ATLANTIC SERVICE

Multipurpose tweendecker carrying coils.

TC55
TC55

Multipurpose tweendecker carrying construction equipment.

Loading fertilizer.

TAYRONA PRINCESS

Customer-manufactured yachts carried on deck.

CAT

Multipurpose tweendecker carrying industrial equipment.

Pipes and beams stowed under deck of multipurpose vessel.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

The discussion contained under the heading "The International Dry Cargo Industry" has been reviewed by Drewry Shipping Consultants Limited, or Drewry, which has confirmed to us that it accurately describes the international dry cargo shipping market, subject to the reliability of the data supporting the statistical and graphical information presented in this prospectus.

The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data do not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

We have obtained the Bermuda Monetary Authority's consent under the Exchange Control Act 1972 (and its related regulations) for the issue and transfer of our common shares to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the NASDAQ National Market. This prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our Class A common shares. We urge you to read this entire prospectus carefully, including the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and our consolidated financial statements and the notes to those statements. The terms "we," "our" and "us" refer to TBS International Limited and its consolidated subsidiaries. We use the term "International" when we wish to refer only to the holding company that is the issuer of the shares and not to TBS International Limited and its consolidated subsidiaries.

Overview

We are an ocean transportation services company that offers worldwide shipping solutions through liner, parcel, bulk and vessel chartering services. Over the past 12 years, we have developed our franchise around key trade routes between Latin America and China, Japan and South Korea, as well as select ports in North America, Africa and the Caribbean. We provide frequent regularly scheduled voyages in our network, as well as cargo scheduling, loading and discharge for our customers. As of April 30, 2005, our fleet totaled 28 vessels, including 17 ships that we own, eight that we operate under charters with options to purchase and three that we charter-in without options to purchase. In addition, we have memoranda of agreement to purchase two dry bulk carriers and one multipurpose tweendecker that are scheduled to be delivered to us in the second and third quarters of 2005. For the year ended December 31, 2004, we carried 3.7 million tons of cargo, operated 182 voyages and generated total revenue and net income of $208.8 million and $41.9 million, respectively. For the three months ended March 31, 2005, we carried 0.8 million tons of cargo, operated 41 voyages and generated total revenue and net income of $60.9 million and $16.2 million, respectively.

We target niche markets, including trade routes, ports and cargo not efficiently served by container and large dry bulk vessel operators. We focus on multipurpose tweendeckers and smaller dry bulk carriers varying from 17,300 dwt to 45,500 dwt that are able to navigate and efficiently service many ports with restrictions on the size of vessels. Many types of cargo cannot be containerized, and many dry bulk cargoes are shipped through ports that cannot accommodate large dry bulk carriers. By offering regularly-scheduled sailings into these markets along with local teams of commercial agents and port captains who meet regularly with customers to tailor solutions to their logistics needs, we are able to offer a superior level of service which has resulted in our developing long-term relationships with our customers. The flexibility of our fleet allows us to carry a wide range of cargo, including steel products, metal concentrates, fertilizer, coal, salt, sugar, grain, chemicals, industrial goods and other general cargo.

We operate our vessels on four principal routes:

•	TBS Pacific Service, our oldest and most established route:

—	Our Eastbound liner and parcel service operates two regularly-scheduled sailings between China, Japan and South Korea in East Asia and the North and West Coasts of South America, Central America and the Caribbean Sea region. We operate one sailing between East Asia and the West Coasts of Central and South America and a second sailing between East Asia and the North Coast of South America and the Caribbean Sea region.

—	Our Westbound parcel service offers two regularly-scheduled monthly sailings from Chile, Ecuador and Peru to China, Japan and South Korea.

•	TBS Latin America Service serves the general and industrial cargo requirements of customers in Brazil, Argentina and Venezuela with three monthly sailings to the North Coast of South America and the Caribbean Sea region and to the West Coasts of Central and South America.

•	TBS North America Service operates a monthly dry bulk and parcel service, generally with one sailing transporting dry bulk cargoes from the East Coast of the U.S. to Brazil or Argentina, with a northbound sailing from Brazil or Argentina to ports on the Gulf and East Coasts of the U.S.

•	TBS Ocean Carriers offers worldwide dry bulk and parcel shipping solutions on routes determined on a customer-by-customer basis, and currently consists of four time-chartered vessels primarily used for bulk shipments of sugar or salt from Brazil to Nigeria.

Our time charter services include both short- and long-term time charters. Time charters offer our customers an alternative means to contract for ocean transportation of their cargoes and make the carrying capacity of entire vessels available to our customers, contracted out at a flat per day rate. In connection with our time charters, we offer complete voyage management services. As of April 30, 2005, we had ten vessels hired out under time charters. We provide complete voyage management services in connection with four of these charters.

Our Competitive Strengths

Established Presence in Niche Markets.    Over the past 12 years, we have developed a major presence in selected markets, especially trade routes between Latin America and China, Japan and South Korea, as well as select ports in North America, Africa and the Caribbean. We have concentrated on serving customers, cargoes and ports that are not efficiently served by container ships or large dry bulk carriers. In order to serve these customers, cargoes and ports, we have developed local teams of commercial agents and port captains who meet regularly with our clients so that we can more effectively meet their supply chain needs. Additionally, we have concentrated our fleet on multipurpose tweendeckers and smaller dry bulk carriers that we believe are best equipped to meet our customers' needs. These vessels are able to serve these markets efficiently and reliably because their size allows them to operate in ports that operators of other vessels are unable or unwilling to access, including ports with restrictions on the size of vessels, ports where the demand for shipping services does not support the use of larger vessels and ports where the cargo to be shipped cannot readily be containerized or transported on a large dry bulk carrier. Our local teams of commercial agents and port captains provide us with regular access to shippers and consignees and strong customer relationships that many potential competitors cannot match.

Reputation for Reliable Service Provided on a Regular Basis.    Our reputation among shippers and consignees for providing efficient and reliable service on a regular basis is increasingly important as companies focus on their supply chains. We provide frequent regularly-scheduled voyages and efficient cargo scheduling, loading and discharge. Our agents provide customers with flexible cargo management options that support their inventory management needs, logistics solutions that assist them in distributing products to their customers and safe and reliable loading and discharge of cargoes. We are adding self-loading and self-discharging capabilities to our dry bulk carriers, enabling us to handle dry bulk cargoes in a variety of ports that lack shore-side cargo loading and discharging equipment. Many of our customers consider us their partners in managing their ocean transportation shipping needs.

Expertise with Select Vessel Types.    We have carefully assembled a versatile fleet consisting of multipurpose tweendeckers and midsized dry bulk carriers that are well configured to serve our targeted markets. Our multipurpose tweendeckers, which range in size from 17,300 dwt to 37,500 dwt, are ideally suited to transporting multiple cargoes on each sailing, as the existence of a mezzanine deck, or tweendeck, allows us to carry different volumes of various cargoes or to convert a vessel to a dry bulk carrier. These vessels enable us to serve regular shippers of cargoes that are not easily containerized or are not large enough to justify a vessel's entire capacity. We believe that, especially on routes between China, Japan and Korea and Latin America, we carry a significant percentage of the available cargoes of this nature. Our dry bulk carriers, which range in size from 28,800 dwt to 45,500 dwt, are suited to serve ports where the draft, length and beam of vessels are restricted and to carry loads that do not require the capacity of larger vessels.

Experienced Management Team.    The day-to-day operation of a global ocean transportation services company requires close coordination among customers, land-based transportation providers and port authorities and personnel around the world. Our smooth and efficient operation depends on the experience and expertise of management at all levels, from vessel acquisition strategy to oversight of cargo loading and stowage. Joseph E. Royce, Gregg L. McNelis and Captain Alkis N. Meimaris, who oversee our global operations, have 38, 27 and 50 years experience in the shipping industry, respectively.

Our Business Strategy

Our business strategy consists of providing reliable transportation services to leading industrial shippers over ocean trade routes. The key elements of our business strategy are:

Focus on Increasing Market Share on Our Key Routes.    We intend to increase market share on our key trans-Pacific trade routes between China, Japan and South Korea in East Asia and the West and North Coasts of South America. By adding additional vessels and sailings to the markets we already serve, we will be able to provide more regular service to our clients, which we believe will allow us to capture a larger share of their shipping needs. Our affiliate TBS Commercial Group Ltd. plans on increasing the number of local commercial agents and port captains in order to expand our ability to serve additional customers.

Develop New Trade Routes.    We intend to continue developing new trade routes, such as our Brazil-Nigeria and U.S.-Brazil routes that we successfully developed over the past 18 months. When developing new trade routes, we initially utilize chartered-in vessels and only commit resources to acquire vessels for operation on those routes once we have determined that the economics of the route would benefit us. We target potential routes that share the characteristics of our established Latin America-East Asia routes and thus are suited to our fleet and our business methods. As we identify profitable routes, we intend to establish local commercial agents and port captains, as we have done in our existing markets, to improve our customer relationships in these new markets.

Focus on Expanding Our Fleet of Particular Vessel Types.    We are continually looking to acquire additional multipurpose tweendeckers and small dry bulk carriers. These vessels are well suited for our business strategy, for the needs of our customers and for the growth opportunities that we have identified. As of April 30, 2005, our fleet totaled 28 vessels, including 17 ships that we own, eight that we operate under charters with options to purchase and three that we charter-in without options to purchase. In addition, we have memoranda of agreement to purchase two dry bulk carriers and one multipurpose tweendecker scheduled to be delivered to us in the second and third quarters of 2005. We plan to increase our controlled fleet – the vessels that we own or charter-in with an option to purchase – to over 35 by the end of the second quarter of 2006. Additionally, we will configure our fleet between owned and chartered vessels to increase our ability to grow in strong markets while also providing us with the flexibility to reduce our fleet in weaker economic periods. We actively monitor the vessel acquisition market in an effort to take advantage of expansion and growth opportunities in the markets that we serve. We plan to use the net proceeds to us from this offering to purchase vessels. See "Use of Proceeds."

Focus on Customer Relationships.    We strive to develop long-term relationships as a key business partner with our customers by providing reliable customer service and consistently meeting or exceeding expectations. Many of our customers do not have their own shipping departments, do not ship cargoes that are easily containerized and require the special attention and transportation management skills that we have provided through our affiliated service companies TBS Shipping Services Inc. and TBS Commercial Group. By developing strong customer relationships, we intend to capture an increasing share of our customers' seaborne cargo transportation and to add new customers to our customer base. We plan to acquire all of the outstanding shares of common stock of TBS Shipping Services at the closing of this offering, at which point it will become a wholly-owned subsidiary.

Provide Reliable Transportation Services.    We will continue to enable leading industrial, trading and mining companies to transport efficient amounts of cargo and schedule production volumes to enhance supply chain and inventory management on a global scale by providing frequent service with strict adherence to advised times of departure and arrival, efficient port turn-around times, diverse cargo capability and point-to-point shipments to ports not served by larger container ships.

Maintain Our Fleet to the Highest Standards.    We recognize that regular maintenance of our controlled fleet is necessary to extend the useful lives of our vessels. We are responsible for the maintenance of our controlled fleet, while maintenance of the vessels we charter-in is provided by those vessels' owners. Routine maintenance of our vessels is performed by the ships' crews during voyages and supervised by our affiliated service companies. The vessels in our controlled fleet are regularly drydocked for extensive maintenance and surveys.

Our Fleet and Operations Management

Three affiliated service companies, which are owned by our principal shareholders, have provided substantially all of the operations, ship maintenance, crewing, technical support, purchasing, insurance and financial management services necessary to support our fleet. Our affiliate TBS Shipping Services has coordinated services to our customers, integrated the activities of our commercial agency network, overseen our charter activities, administered our ships' voyages and provided financial and accounting services. Our affiliate Roymar Ship Management, Inc. has managed the vessels in our controlled fleet and provided experienced technical management staff and a full range of vessel maintenance capabilities. Our affiliate TBS Commercial Group has an established network of long-term commercial and operational relationships with affiliated commercial agency service companies, the majority of which are wholly- or partly-owned direct or indirect subsidiaries of TBS Commercial Group. These three companies employ experienced professionals in ten countries who meet regularly with shippers and consignees to market our services and address the needs and concerns of our customers.

Effective upon the closing of this offering, International will acquire all of the outstanding shares of common stock of Roymar and TBS Shipping Services for an aggregate cash purchase price of $7.5 million, at which point they will become wholly-owned subsidiaries of International. See "Certain Relationships and Transactions" for information on the terms of our acquisition of these companies. See "Unaudited Pro Forma Consolidated Financial Information" for pro forma financial information giving effect to the acquisition of these companies. Historical financial information for Roymar and TBS Shipping Services is set forth beginning on page F-37.

Our Capital Structure

Upon completion of the offering, we will have two classes of common shares issued and outstanding. Our Class A common shares, which we are offering to the public, and Class B common shares will be identical in respect of the right to dividends and surplus assets on liquidation. The holders of Class A common shares will be entitled to one vote for each Class A common share on all matters submitted to a vote of holders of common shares, while holders of Class B common shares will be entitled to one-half of a vote for each Class B common share. The holders of Class A common shares will be able to convert their Class A common shares into Class B common shares, and the holders of Class B common shares will be able to convert their Class B common shares into Class A common shares, at any time, and the Class B common shares will automatically convert into Class A common shares upon transfer to any person other than another holder of Class B common shares, in each case as long as the conversion will not cause International to become a controlled foreign corporation or the Class A common shares to cease to be regularly traded on an established securities market for purposes of Section 883 of the Internal Revenue Code. If at any time our board of directors determines that it is necessary or advisable for Class B common shares to be converted into Class A common shares to prevent International from becoming a controlled foreign corporation or to ensure that the Class A common shares continue to be regularly traded on an established securities market for purposes of Section 883 of the Internal Revenue Code, the board may convert any or all of the Class B common shares into Class A common shares. See "Taxation — U.S. Taxation of International." We refer to our Class A common shares and Class B common shares collectively as our common shares.

Corporate Information

International was incorporated in Bermuda in 1997 as the successor to a business established in 1993. International's registered office is located at Commerce Building, Chancery Lane, Hamilton HM 12, Bermuda. The telephone number at that address is (441) 295-9230. TBS Shipping Services and Roymar maintain offices at 612 East Grassy Sprain Road, Yonkers, New York 10710. The telephone number at that address is (914) 961-1000.

We have incurred net losses in three of our last five fiscal years. In July 2000, as a result of a severe downturn in the global shipping market, we determined that we could not meet the interest charges on our existing debt and voluntarily filed a pre-negotiated plan of reorganization under Chapter 11 in the U.S. Bankruptcy Court for the Southern District of New York. We emerged from Chapter 11 in February 2001.

The Offering

Class A common shares offered by International	7,000,000 shares
by the selling shareholders	1,160,000 shares
Common shares issued and outstanding after the offering	27,694,957 shares
Use of proceeds	We currently plan to use the net proceeds to us of the offering to purchase vessels, or if suitable vessels are not available, to repay debt and for working capital. We will not receive any proceeds from the sale of common shares by the selling shareholders.
Risk factors	See "Risk Factors" and other information included in this prospectus for discussion of factors you should consider carefully before deciding to invest in our Class A common shares.
NASDAQ National Market symbol	"TBSI"

The number of common shares issued and outstanding after the offering comprises 14,127,016 Class A common shares and 13,567,941 Class B common shares and excludes:

•	100,000 restricted Class A common shares issued to our chief financial officer, which will vest in equal installments over the next four years;

•	288,872 Class A common shares issuable on the exercise of exercisable warrants; and

•	4,500 restricted Class A common shares to be issued to our independent directors upon the closing of the offering, which will vest after one year.

We currently have three classes of common shares issued and outstanding — Class A, Class B and Class C common shares — and one class of convertible preference shares. We also have three series of warrants outstanding. Effective as of the closing of this offering, our convertible preference shares will have been converted into Class C common shares, substantially all of our outstanding Series A warrants to purchase Class C common shares will have been exercised and our then outstanding Class A, Class B and Class C common shares will have been converted into new Class A and Class B common shares. The holders of Class A common shares will be able to covert their Class A common shares into Class B common shares, and the holders of Class B common shares will be able to convert their Class B common shares into Class A common shares, at any time, and the Class B common shares will automatically convert into Class A common shares upon transfer to any person other than another holder of Class B common shares, in each case as long as the conversion will not cause International to become a controlled foreign corporation or the Class A common shares to cease to be regularly traded on an established securities market for purposes of Section 883 of the Internal Revenue Code.

Except as otherwise indicated, all information in this prospectus assumes:

•	an initial public offering price of $10.00 per Class A common share;

•	the consolidation of our 1,500,000 Class A, 1,500,000 Class B and 3,000,000 Class C common shares issued and outstanding (after giving effect to the conversion of our preference shares) on a 2.5-for-1 basis, redesignation of all outstanding Class A, Class B and Class C common shares as 2,400,000 new Class B common shares and issuance of approximately 2.167 new Class A common shares and 3.20 additional new Class B common shares for each new Class B common share then outstanding; and

•	the exercise of certain of our outstanding Series A warrants for the purchase of 1,842,606 new Class A and 3,570,659 new Class B common shares.

Summary Consolidated Financial and Operating Data

The following table sets forth summary consolidated financial and operating data. You should read the summary financial data presented below in conjunction with our consolidated financial statements and the notes to our consolidated financial statements included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summary consolidated financial data presented below as of December 31, 2002, 2003 and 2004, and for each of the fiscal years then ended, have been derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The summary consolidated financial data presented below as of March 31, 2005, and for the three months ended March 31, 2004 and 2005, have been derived from our unaudited financial statements and include all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations as of and for such periods. Operating results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for fiscal 2005.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
					(restated)
	(In thousands, except for share and per share amounts)
Income Statement Data:
Revenue:
Voyage revenue	$94,403	$119,721	$158,061	$30,348	$46,135
Time charter revenue	7,421	23,625	50,746	14,119	14,774
Total revenue	101,824	143,346	208,807	44,467	60,909
Operating expenses:
Voyage	48,713	52,454	60,692	12,018	18,375
Vessel	35,133	62,234	79,273	14,574	19,699
Depreciation and amortization	6,282	6,887	10,137	1,600	2,379
Management and agency fees	3,237	3,864	4,414	971	1,267
General and administrative	4,684	6,463	7,347	2,109	1,397
Loss from sale of vessels, net (1)	—	9,905	—	—	—
Total operating expenses	98,049	141,807	161,863	31,272	43,117
Income from operations	3,775	1,539	46,944	13,195	17,792
Other (expenses) and income:
Interest expense	(5,321)	(5,145)	(5,148)	(1,068)	(1,674)
Other income	23	68	111	6	75
Gain on early extinguishment of debt	—	2,373	—	—	—
Deemed preference dividends and accretion	—	(829)	—	—	—
Total other (expenses) and income	(5,298)	(3,533)	(5,037)	(1,062)	(1,599)
Net (loss) income	$(1,523)	$(1,994)	$41,907	$12,133	$16,193
Deemed preference dividends and accretion	(1,491)	(797)	—	—	—
Net (loss) income available for common shareholders	$(3,014)	$(2,791)	$41,907	$12,133	$16,193
Earnings per share:
Net (loss) income per common share:
Basic	$(.75)	$(.70)	$10.48	$3.03	$3.22
Diluted	$(.75)	$(.70)	$4.99	$1.44	$1.93
Weighted average common shares outstanding:
Basic (2)	4,000,000	4,000,000	4,000,000	4,000,000	5,022,222
Diluted	4,000,000	4,000,000	8,399,999	8,399,999	8,399,999
Pro forma earnings per share: (3)
Net (loss) income per common share:
Basic			$1.50		$0.58
Diluted			$1.48		$0.58
Weighted average common shares outstanding:
Basic (4)			27,694,957		27,861,861
Diluted (5)			28,088,329		28,088,329

	December 31,			March 31,
	2002	2003	2004	2005
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,799	$8,641	$21,674	$33,123
Working capital	3,146	6,487	9,566	8,317
Total assets	87,914	83,009	157,159	203,135
Long-term debt, including current portion	43,275	6,097	38,511	67,435
Obligations under capital leases, including current portion	11,714	42,637	34,642	33,508
Mandatorily redeemable preference shares (6)	12,755	14,382	—	—
Total shareholders' equity	8,612	5,821	61,959	78,003

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Other Operating Data:
Controlled vessels (at end of period) (7)	13	13	18	13	22
Chartered vessels (at end of period) (8)	9	11	10	10	5
Voyage days (9)	6,823	9,033	8,892	2,042	2,364
Vessel days (10)	6,937	9,116	9,138	2,060	2,487
Tons of cargo shipped (11)	2,936	5,907	3,658	731	765
Revenue per ton (12)	$32.13	$20.24	$43.13	$41.46	$60.33
Tons of cargo shipped, excluding aggregates (11)(13)	2,482	2,582	2,837	622	765
Revenue per ton, excluding aggregates (12)(13)	$37.36	$39.27	$52.79	$47.02	$60.33
Chartered-out days	1,001	2,439	2,780	775	748
Chartered-out rate per day	$7,413	$9,686	$18,254	$18,218	$19,751

(1)	Represents the difference between the price paid to us and the book value of seven vessels that we sold in December 2003 and one vessel that we sold in October 2003. We used the proceeds from the December 2003 sale to repurchase outstanding senior secured debt relating to the sold vessels, on which we recorded a gain of $2.4 million.

(2)	Basic weighted average common shares outstanding for the three months ended March 31, 2005 includes a weighted-average 1,022,222 common shares issuable on the exercise of warrants to purchase 1,769,231 common shares. These shares are treated as outstanding for purposes of basic earnings per share for the period beginning February 8, 2005, the date the exercise condition of the warrants was satisfied, because they are issuable for little consideration upon exercise of the warrants. The financial statements for March 31, 2005 have been restated due to an error in the basic earnings per share calculation. See note 21 of our consolidated financial statements.

(3)	Reflects pro forma share data for the year ended December 31, 2004 and three months ended March 31, 2005 giving effect to the following:

•	the conversion of our 1,000,000 issued and outstanding preference shares into 2,000,000 Class C common shares;

•	the consolidation of our 1,500,000 Class A, 1,500,000 Class B and 3,000,000 Class C common shares issued and outstanding (after giving effect to the conversion of our preference shares) on a 2.5-for-1 basis, redesignation of all outstanding Class A, Class B and Class C common shares as 2,400,000 new Class B common shares and issuance of approximately 2.167 new Class A common shares and 3.20 additional new Class B common shares for each new Class B common share then outstanding;

•	the exercise of certain of our outstanding Series A warrants for the purchase of 1,842,606 new Class A and 3,570,659 new Class B common shares;

•	the acquisition of all of the outstanding shares of our affiliates TBS Shipping Services and Roymar; and

•	the sale of 7,000,000 Class A common shares at $10.00 per share.

(4)	Pro forma basic weighted average common shares outstanding for the three months ended March 31, 2005 includes a weighted-average 166,904 common shares issuable on the exercise of warrants to purchase 288,872 common shares. These shares are treated as outstanding for purposes of basic earnings per share for the period beginning February 8, 2005, the date the exercise condition of the warrants was satisfied, because they are issuable for little consideration upon exercise of the warrants.

(5)	Diluted weighted average common shares outstanding includes 100,000 restricted Class A common shares issued to our chief financial officer which will vest in equal installments over the next four years, and 4,500 restricted Class A common shares issued to our independent directors. Diluted weighted average common shares outstanding as of December 31, 2004 also includes 288,872 common shares issuable on the exercise of exercisable warrants. As of March 31, 2005, diluted weighted average common shares includes 121,968 common shares issuable on the exercise of warrants not already included in pro forma basic weighted average common shares outstanding. See note 4 above.

(6)	Mandatorily redeemable preference shares were classified as a liability as of December 31, 2003 in accordance with FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which became effective for us during the quarter ended September 30, 2003.

(7)	Controlled vessels are vessels that we own or charter-in with an option to purchase. As of April 30, 2005, eight vessels in our controlled fleet were chartered-in with an option to purchase.

(8)	Vessels that we charter-in without an option to purchase.

(9)	Represents the number of days controlled and time-chartered vessels were operated by us, excluding off-hire days.

(10)	Represents the number of days that relate to vessel expense for controlled and time-chartered vessels. Vessel expense relating to controlled vessels is based on a 365-day year. Vessel expense relating to chartered-in vessels is based on the actual number of days we operated the vessel, excluding off-hire days.

(11)	In thousands.

(12)	Revenue per ton is a measurement unit for cargo carried that is dependent upon the weight of the cargo and has been calculated using number of tons on which revenue is calculated, excluding time charter revenue.

(13)	Aggregates represent high-volume, low-freighted cargo. Including aggregates, therefore, can overstate the amount of tons that we carry on a regular basis and reduce our revenue per ton. We no longer regularly carry aggregates and believe that the exclusion of aggregates better reflects our cargo shipped and revenue per ton data for our principal services.

RISK FACTORS

You should consider carefully the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our Class A common shares. If any of the following events described in this section actually occurs, our results of operations could suffer, our liquidity could decrease, the trading price of our Class A common shares could decline and you could lose all or part of your investment in our Class A common shares.

Industry-Specific Risk Factors

        Costs and revenues in the shipping industry are volatile.

The shipping industry historically has experienced volatility in freight rates, the cost of fuel oil, the cost and availability of crew, port charges and currency exchange rates, as well as in vessel charter rates and values, due to changes in the level and pattern of global economic activity and the highly competitive nature of the world shipping industry. Changes to marine regulatory regimes in the ports at which our vessels call also may increase our costs. Our revenue is influenced by a number of factors that are difficult to predict with certainty, including global and regional economic conditions, developments in international trade, changes in seaborne and other transportation patterns, weather patterns, port congestion, canal closures, political developments, armed conflicts, acts of terrorism, embargoes and strikes. Demand for our transportation services is influenced by the demand for the goods we ship, including fertilizers, metal concentrates, steel products and agricultural commodities, which in turn is affected by general economic conditions, commodity prices and competition. Steel products, metal concentrates and fertilizers accounted for approximately 39.4%, 11.4% and 10.3%, respectively, of our total voyage revenues in 2004. A decrease in demand for these products could adversely affect our results of operations.

Our business depends to a significant degree on the stability and continued growth of the Chinese economy.

Freight rates for ocean transport, whether computed on a spot or period basis, have been at all-time highs, as have been prices for both new and secondhand vessels. The strength of the shipping industry in the past several years is attributable, to a significant degree, to the rapid growth of the Chinese economy. Economic growth in China has caused unprecedented demand for raw materials from Latin America, including iron ore, bauxite, soybeans, timber, zinc and manganese from Brazil, tin from Bolivia and copper from Chile. These raw materials generally are transported by ocean freight. The growth of the Chinese economy has stimulated growth in other Asian economies as well. The increased demands for trans-Pacific ocean freight have resulted in increased ocean freight shipping rates, charter rates and vessel values across the globe. Any pronounced slowdown or decline in the Chinese economy could be expected to have significant adverse effects on the economies of Latin American and Asian countries, on the demand for our services and on the value of our vessels. We expect that a significant decline in the Chinese economy would have a material adverse effect on our results of operations.

High or volatile oil prices could adversely affect the global economy and our results of operations.

If oil prices remain high for an extended period of time, or experience prolonged volatility, the global economy could weaken significantly and our fuel costs could increase. Global recession or depression would significantly reduce the demand for ocean freight. Our results of operations could be adversely affected if we were unable to pass increased fuel costs on to our customers. A significant reduction in the demand for ocean freight would have a material and adverse impact on our results of operations and financial condition.

In the highly competitive international shipping market, we may not be able to compete with new entrants or established companies with greater resources.

We employ our vessels in highly competitive markets that are capital-intensive and highly fragmented. Competition arises primarily from other vessel owners, many of whom have substantially greater resources than we have. Competition for the transportation of cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators. Due in part to the highly fragmented market, competitors with greater resources could enter our market and operate larger fleets through consolidation or acquisitions and may be able to offer lower rates and higher quality vessels than we are able to offer.

Failure to comply with international safety regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements of the International Maritime Organization's International Safety Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Our failure to comply with the ISM Code may subject us to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports, all of which could materially and adversely our results of operations and liquidity.

Compliance with environmental and other laws and regulations may adversely affect our business.

Extensive and changing environmental protection and other laws and regulations directly affect the operation of our vessels. These laws and regulations take the form of international conventions and agreements, including the International Maritime Organization, or IMO, conventions and regulations and the International Convention for the Safety of Life at Sea, or SOLAS, which are applicable to all international trading vessels, and national, state and local laws and regulations, all of which are amended frequently. Under these laws and regulations, various governmental and quasi-governmental agencies and other regulatory authorities may require us to obtain permits, licenses and certificates in connection with our operations. Some countries in which we operate have laws that restrict the carriage of cargoes depending on the registry of a vessel, the nationality of its crew and prior and future ports of call, as well as other considerations relating to particular national interest. Changes in governmental regulations and safety or other equipment standards may require unbudgeted expenditures for alterations, special surveys, drydocking or the addition of new equipment for our vessels. Port authorities in various jurisdictions may demand that repairs be made before allowing a vessel to sail, even though that vessel may be certified as "in class" and in compliance with all relevant maritime conventions. Compliance with these laws and regulations may require significant expenditures, including expenses for ship modifications and changes in operating procedures or penalties for failure to comply with these laws and regulations, which could adversely affect our results of operations.

In the U.S. and in other countries where we operate, we may be exposed to various federal, state or local environmental laws, ordinances and regulations, may be required to clean up environmental contamination resulting from a discharge of oil or hazardous substances, such as a discharge of fuel, and may be held liable to a governmental entity or to third parties in connection with the contamination. These laws typically impose cleanup responsibility. Liability under these laws has been interpreted to be strict, joint and several, subject to very limited statutory defenses. The costs of investigation, remediation or removal of such substances and damages resulting from such releases could be substantial and could adversely affect our results of operations.

The shipping industry has inherent operational risks, which may not be adequately covered by insurance.

The operation of any oceangoing vessel carries with it an inherent risk of marine disaster, environmental mishaps and collision or property losses. In the course of operating a vessel, marine disasters such as oil spills and other environmental mishaps, cargo loss or damage, business interruption due to political developments, labor disputes, strikes and adverse weather conditions could result in loss of revenues, liabilities or increased costs. We transport bulk cargoes such as fertilizer, salt and coal on behalf of our customers, which, if not transported properly, could pose a risk to our vessels and to the environment. We cannot assure you that any insurance we maintain will be sufficient to cover the cost of damages or the loss of income resulting from a vessel being removed from operation, that any insurance claims will be paid or that insurance will be obtainable at reasonable rates in the future. Any significant loss or liability for which we are not insured, or for which our insurers fail to pay us, could have a material adverse effect on our financial condition. In addition, the loss of a vessel would adversely affect our cash flows and results of operations.

Marine claimants could arrest our vessels, which could damage our on-time performance reputation and result in a loss of cash flow.

Under general maritime law in many jurisdictions, crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgagees, suppliers of fuel, materials, goods and services to a vessel and shippers and consignees of cargo may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many circumstances, a maritime lienholder may bring an action to enforce its lien by "arresting" a vessel. In some jurisdictions, under the "sister ship" theory of liability, a claimant may arrest not only the vessel subject to the claimant's maritime lien, but also any "associated" vessel owned or controlled by the legal or beneficial owner of that vessel. The arrest of one or more of our vessels could result in a loss of cash flow or require us to pay substantial amounts to have the arrest lifted. Any interruption in our sailing schedule and our on-time performance could adversely affect our customer relationships.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our cash flows and results of operations.

Risks Relating to Our Business

Our competitive advantage in niche markets may be eliminated.

Our fleet primarily consists of vessels suited to niche markets not efficiently served by container ships or large dry bulk vessels. If the markets in which we successfully compete upgrade their port infrastructure to accommodate larger vessels, or if the volume of cargo shipped from these markets increases sufficiently, container ships or large dry bulk vessels would be able to serve these markets more efficiently. Because operators of container ships and large dry bulk vessels have significantly lower costs per cargo ton than we do, their entry into our markets could result in increased price competition and affect our ability to charge premium rates. Our future operating results could be adversely affected if we are unable to identify and efficiently serve new niche markets in the face of more effective competition in our current markets.

We have a history of losses and filed for bankruptcy in 2000.

We have incurred net losses in three of our last five fiscal years. In July 2000, we filed a voluntary petition in bankruptcy court. Our ability to generate net income is influenced by a number of factors that are difficult to predict, including changes in global and regional economic conditions and international trade. For example, our recent history of losses and bankruptcy filing are attributable in part to the acute decline in the Asian and South American economies in 1998 and 1999. Future losses may prevent us from implementing our growth strategies.

We depend upon a limited number of customers for a large part of our revenue.

Three of our customers, Honeywell International, Dangote Industries and Nippon Yusen Kaisha, or NYK, account for a significant portion of our revenue. We do not have a long-term contract with any of our significant customers. If any significant customer were to choose not to ship additional cargoes using our vessels, our results of operations could be adversely affected.

As our fleet ages, the risks associated with older vessels could adversely affect our operations.

In general, the costs to maintain an oceangoing vessel in good operating condition increase with the age of the vessel. As of April 30, 2005, the average age of the 25 vessels in our controlled fleet was 19 years. We estimate that the economic useful life of most multipurpose tweendeckers is approximately 30 years, depending on market conditions, the type of cargo being carried and the level of maintenance. Some of our dry bulk carriers are used to transport products such as coal, salt or fertilizer that may damage our vessels and reduce their useful life, if we do not follow specified maintenance and cleaning routines. Older vessels may develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. Due to improvements in engine technology, older vessels typically are less fuel-efficient than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel. Governmental regulations and safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that we will be able to operate our vessels profitably during the remainder of their projected useful lives or that we will be able to sell them profitably when we no longer can utilize them in our fleet.

There are few multipurpose tweendeckers available for purchase or hire at favorable rates.

Our current business strategy includes growing through the acquisition of additional multipurpose tweendeckers. We believe that only a limited number of vessels of this type have been built in the last 20 years, and suitable vessels are not regularly available for purchase. We must devote significant time and resources to identifying and inspecting suitable vessels. We cannot assure you that we will identify and acquire a sufficient quantity of vessels to maintain our fleet at its current size or support our growth strategy, or that we will be able to acquire suitable vessels at favorable prices.

There are risks associated with the purchase and operation of secondhand vessels.

Our current business strategy involves growing through the purchase of secondhand vessels, and we expect to use a portion of the net proceeds of the offering for this purpose. Secondhand vessels generally carry no warranties from the sellers or manufacturers. Although we inspect secondhand vessels prior to purchase, an inspection normally would not provide us with the same knowledge about their condition that we would have if they had been built for and operated exclusively by us. Secondhand vessels may have conditions or defects that we were not aware of when we bought the vessel and that may require us to undertake costly repairs. These repairs may require us to put a vessel into drydock, which would reduce our fleet utilization. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while our vessels were being repaired and repositioned, as well as the actual cost of those repairs, would decrease our income from operations. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay drydocking costs not covered by our insurance. Our future operating results could be adversely affected if some of the secondhand vessels do not perform as we expect.

The market value of our vessels, which has been at an all-time high, may fluctuate significantly.

The market value of our vessels has experienced high volatility and will continue to fluctuate depending on economic and market conditions affecting the shipping industry and prevailing charter hire rates, vessel supply and rates of vessel scrapping, competition from other shipping companies and other modes of transportation, types, sizes and age of vessels, applicable governmental regulations and the cost of newbuildings. The market price for secondhand vessels has increased substantially in the past 24 months and recently has been at an all-time high, and we have had to pay more to acquire vessels than in prior years. If the market value of our fleet declines, we may not be able to obtain additional financing or incur debt on terms that are acceptable to us or at all in connection with future vessel acquisitions or obtain additional debt financing for other purposes. A sharp decline in vessel values could cause us to breach some of the covenants contained in the financing agreements relating to our current indebtedness. If we breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our controlled fleet. If the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, that decline would result in a loss that would adversely affect our operating results.

We may not be able to grow or to effectively manage our growth.

A principal focus of our strategy is to continue to grow by increasing the number of vessels in our fleet and by taking advantage of changing market conditions, which may include increasing the frequency of service on routes we already operate or adding new routes and expanding into other regions. Our future growth will depend upon a number of factors, some of which we or our affiliated service companies can control and some of which we or our affiliated service companies cannot control. These factors include our ability to:

•	identify vessels for acquisitions;

•	integrate any acquired vessels successfully with our existing operations;

•	hire, train and retain qualified personnel to manage and operate our growing business and fleet;

•	identify additional new markets and trade routes;

•	recruit, train and retain the port captains and other local staff required for our affiliated service companies to provide the necessary level of service in any new or expanded markets;

•	improve our operating and financial systems and controls; and

•	obtain required financing for our existing and new operations on acceptable terms.

The failure to effectively identify, purchase, develop and integrate any newly acquired vessels could adversely affect our business, financial condition and results of operations.

We have entered into memoranda of agreement to purchase two dry bulk carriers and one multipurpose tweendecker. If any of the sellers fails to deliver a vessel or otherwise breaches the terms of an acquisition memorandum of agreement, we would not be entitled to compel the seller to provide the vessel or a similar vessel. In addition, any such delay or failure could cause us to breach our obligations under a related time charter and could adversely affect our results of operation and financial condition. The delivery of any of these vessels with substantial defects could have similar consequences. We cannot assure you that we will be able to purchase other vessels at similar prices or with similar characteristics, valuations and revenue-earning potential.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the Internal Revenue Code, 50% of the gross shipping income of a corporation that owns or charters vessels, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as United States source shipping income. Our U.S. source shipping income will be subject to either a 4% United States federal income tax without allowance for any deductions or to a net basis tax, unless an exemption is available.

We anticipate that we and our subsidiaries should qualify for this statutory tax exemption after the offering. However, our ability to qualify for the exemption depends on circumstances related to the ownership of our common shares that are beyond our control and on interpretations of existing

Treasury regulations. In particular, if 50% or more of our Class A common shares are held by one or more non-qualified U.S. shareholders, each of whom owns 5% or more of the shares, the exemption would not be available. Upon completion of the offering, non-qualified U.S. shareholders who own 5% or more of the shares will own an aggregate of 25.7% of our Class A common shares. We cannot assure you that we will qualify for exemption under Section 883 after the offering.

Changes in the Code, the Treasury regulations or the interpretation thereof by the Internal Revenue Service or the courts could adversely affect our ability to take advantage of the exemption under Section 883.

If we or our subsidiaries are not entitled to this exemption for any taxable year, we or our subsidiaries would be subject for those years to United States federal income tax on our U.S.-source shipping income. The imposition of this tax could adversely affect our business and our results of operations.

The majority of our revenue is derived from operations outside the U.S. and may be adversely affected by actions taken by foreign governments or other forces or events over which we have no control.

We derive a significant portion of our voyage revenue from operations in Latin America and East Asia. Our profitability will be affected by changing economic, political and social conditions in these regions. In particular, our operations may be affected by war, terrorism, expropriation of vessels, the imposition of taxes, increased regulation or other circumstances, any of which could reduce our profitability, impair our assets or cause us to curtail our operations. The economies of the South American countries where we conduct operations have been volatile and subject to prolonged, repeated downturns, recessions and depressions. Adverse economic or political developments or conflicts in these countries could have a material adverse effect on our operations.

Risks Relating to Our Corporate Structure

International, the issuer of our common shares, is a holding company and depends on the ability of its subsidiaries to distribute funds to it in order to meet its financial and other obligations.

International, the issuer of our common shares, is a holding company with no significant assets other than the shares of capital stock of its subsidiaries which conduct all of its operations and own all of its vessels. International derives all of its cash flow from dividends and other payments from its subsidiaries, which in turn derive all of their cash flows from payments from their direct and indirect operations. As of April 30, 2005, 11 of our subsidiaries are restricted from paying dividends pursuant to loan agreements to which they are parties. If our subsidiaries were unable to pay dividends, we would be unable to pay the fees and expenses necessary to maintain our status as a public company or to make any distributions to our shareholders.

We have relied, and will continue to rely, to a significant degree upon an affiliated service company.

We have relied upon TBS Commercial Group, an affiliated service company, for agency services, which are critical to our business. TBS Commercial Group will continue to be an affiliated company after the closing of this offering and we will continue to rely upon the agency services it provides to us. TBS Commercial Group employs sales and customer service professionals in ten countries who meet regularly with shippers and consignees to anticipate the needs and address the concerns of our customers. The loss of this relationship, or the loss or unavailability of our affiliated service company's key employees, would have a material adverse effect on our business, our results of operations and our liquidity.

TBS Commercial Group is a privately held company and there is little or no publicly available information about it.

The ability of TBS Commercial Group to continue providing critical services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair its financial strength and, because TBS Commercial Group is privately held, it is unlikely that information about its financial strength would become public. As a result, an investor in our common shares might have little advance warning of problems affecting TBS Commercial Group, even though these problems could have a material adverse effect on us.

The owners of TBS Commercial Group will continue to control us after the completion of the offering.

TBS Commercial Group is owned by a limited number of individuals who also own, and will continue to own after the completion of this offering, a majority of our common shares. After giving effect to the offering, James W. Bayley, Lawrence A. Blatte, Gregg L. McNelis, Captain Alkis N. Meimaris and Joseph E. Royce collectively will beneficially own approximately 38.7% of our issued and outstanding Class A common shares and 93.3% of our issued and outstanding Class B common shares, representing 56.4% of the aggregate voting power of our common shares. Each of these individuals is also a principal of and together control TBS Commercial Group. Joseph E. Royce, Gregg L. McNelis and James W. Bayley serve on our board of directors. As a result of their share ownership and board positions, and for so long as they collectively own a significant percentage of our issued and outstanding common shares, the principals of TBS Commercial Group will be able to influence us and to determine the outcome of any shareholder vote.

The interests of our controlling shareholders could be adverse to your interests as a public shareholder.

The individuals who control us and TBS Commercial Group could use their controlling interests in us and in TBS Commercial Group to shift revenues and operating income from us to TBS Commercial Group, for their individual benefit and contrary to the interests of our public shareholders. For example, these individuals could cause us to pay above-market fees to TBS Commercial Group or to permit TBS Commercial Group to take advantage of corporate opportunities. Because we are subject to Bermuda law, which may differ from the statutes and judicial precedents in existence in United States jurisdictions, we cannot assure you that these potential conflicts of interest will be handled in the best interests of our public shareholders.

Agreements between us and our affiliates may be less favorable to us than agreements that we could obtain from unaffiliated third parties.

Substantially all of the agreements relating to the operations, ship maintenance, crewing, technical support, purchasing, insurance and financial management services necessary to serve our customers, support our fleet and maintain our business, as well as our agreement to acquire all of the outstanding common stock of Roymar and TBS Shipping Services, were negotiated and entered into in the context of affiliated relationships. All of our shareholders prior to the completion of this offering also are principals of our affiliated service companies with which these agreements were negotiated. Because these individuals will continue to control us and TBS Commercial Group, they will have the ability, subject to the approval of the compensation committee of our board of directors, to amend the existing agreements to their benefit as owners of TBS Commercial Group and against the interests of our public shareholders. If that happens, our public shareholders may have difficulty enforcing their rights under Bermuda law. In addition, either party may terminate the agreements under which TBS Commercial Group provides these services to us.

Risks Relating to the Offering

If a significant number of our common shares are sold into the market following this offering, the market price of our common shares could decline significantly, even if our business is doing well.

If a trading market develops for our common shares, our officers, directors or current shareholders may elect to sell their common shares or exercise their share options in order to sell the shares underlying their options in the market. Sales of a substantial number of our common shares in the public market after this offering could depress the market price of our common shares and impair our ability to raise capital through the sale of additional equity securities. Officers, directors and shareholders owning an aggregate of approximately 19,428,057 common shares have agreed, subject to exceptions, that, without the prior written consent of the underwriters, they will not sell or transfer any of these common shares or securities convertible into common shares, directly or indirectly, for 180 days after the date of this prospectus. These agreements, however, can be waived by the representatives of the underwriters in their sole discretion.

The price of our Class A common shares may be volatile and your investment in our Class A common shares could suffer a decline in value.

There currently is no public market for our Class A common shares. An active trading market for our Class A common shares may not develop. You may be unable to resell the Class A common shares you buy at or above the initial public offering price. We will establish the initial public offering price through our negotiations with the representatives of the underwriters. You should not view the price they and we establish as any indication of the price that will prevail in the trading market.

The price at which our Class A common shares are sold in the offering is significantly higher than our net tangible book value per share.

The public offering price of our Class A common shares is significantly higher than our net tangible book value per share. Purchasers of our Class A common shares in this offering will experience immediate and substantial dilution in pro forma net tangible book value of $5.01 per share. The common shares owned by our existing shareholders will receive a material increase in the net tangible book value per share. To the extent we raise additional capital by issuing equity securities, our shareholders may experience further substantial book value dilution. As a result of this dilution, you may receive significantly less than the full purchase price you paid for the shares in any subsequent sale of your common shares.

We are a Bermuda company and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. One of our directors and some of the named experts referred to in this prospectus are not residents of the U.S., and a substantial portion of our assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process on those persons in the U.S. or to enforce in the U.S. judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the U.S., against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

We have anti-takeover provisions in our bye-laws that may discourage a change of control.

As amended upon the completion of the offering, our bye-laws will contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions will provide for:

•	restrictions on the time period in which directors may be nominated,

•	our board of directors to determine the powers, preferences and rights of our preference shares and to issue the preference shares without shareholder approval, and

•	an affirmative vote of the holders of shares carrying at least 66% of the votes attaching to our issued and outstanding shares for certain "business combination" transactions which have not been approved by our board of directors.

These provisions could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus. Forward-looking statements include, among other things:

•	the information concerning our possible or assumed future results of operations,

•	business strategies,

•	financing plans,

•	competitive position,

•	potential growth opportunities, and

•	the effects of future regulation and competition.

Generally, you can identify these statements because they use words like "anticipates," "believes," "estimates," "expects," "future," "intends," "plans" and similar terms. These statements are only our current expectations. They are based on our management's beliefs and assumptions and on information currently available to our management.

Forward-looking statements involve risks, uncertainties and assumptions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this prospectus and other unforeseen risks. You should not rely on any forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after we distribute this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds of the sale of the 7,000,000 Class A common shares that we are selling in this offering will be $62.4 million.

We currently anticipate that we will use $12.0 million of the net proceeds to us to prepay the entire principal and interest currently outstanding under our revolving credit facility. The principal of the revolving credit facility is due on May 31, 2006 and bears interest at a rate of LIBOR plus 2.0%, payable every three months. We are negotiating the terms of a new credit facility that we currently anticipate will be available in July 2005. Until then, on a temporary basis, we borrowed $12.0 million under our revolving credit facility on June 17, 2005 to fund our working capital. In addition, we will take possession of one additional vessel on June 28, 2005 for which we paid $15.8 million, and we anticipate executing a memorandum of agreement on June 30, 2005 to purchase an additional vessel at a cost of $13.8 million.

We currently anticipate that we will use the balance of the net proceeds to us to purchase additional dry bulk carriers and multipurpose tweendeckers, to the extent available. We are actively looking for dry bulk carriers and multipurpose tweendeckers and evaluating potential acquisitions of additional vessels. Because other shipping companies might be willing to pay more than we are for the vessels that we currently are evaluating, we cannot assure you that we will be able to acquire additional vessels with the net proceeds of the offering. Current market prices for these vessels would permit us to acquire up to five vessels with the net proceeds.

If suitable vessels do not become available for purchase at acceptable prices, we expect to use a portion of the net proceeds to repay debt and for working capital. In particular, certain events may arise which could result in our not taking delivery of a vessel, such as a total loss of a vessel, a constructive total loss of a vessel or substantial damage to a vessel prior to its delivery. See "Risk Factors — There are risks associated with the purchase and operation of secondhand vessels" for more information on the risks associated with growing our business through the purchase of secondhand vessels.

Because we do not know at this time the amount of the net proceeds that we might allocate to repaying indebtedness, other than repayment of the $12.0 million currently outstanding under our revolving credit facility, we are unable to specify the full amount of debt that we might repay. To the extent that we use additional proceeds to repay debt, we would expect to reduce the amount outstanding under our $22.5 million credit facility, which bears interest at LIBOR plus 3.7%. We entered into this credit facility in July 2004, and have used the funds to purchase vessels for our controlled fleet. This facility is collateralized by ship mortgage notes on three of our vessels.

We will use the net proceeds from the sale of 85,520 Class A common shares by Roymar and TBS Shipping Services, estimated at approximately $0.8 million, to pay the federal, state and local employment taxes and income withholding taxes associated with the issuance of 106,900 Class A common shares to certain employees of Roymar and TBS Shipping Services. See "Management — Executive Compensation — 2005 Equity Incentive Plan" for information relating to the issuance of shares to our employees.

We will not receive any of the proceeds from the sale of Class A common shares by the other selling shareholders.

DIVIDEND POLICY

We have not declared or paid and do not anticipate declaring or paying any cash dividends on our common shares in the foreseeable future. The provisions of some of our debt instruments and related loan agreements prevent some of our subsidiaries from paying dividends to International, which may restrict our ability to pay dividends on our common shares. The timing and amount of future cash dividends, if any, would be determined by our board of directors and would depend upon our earnings, financial condition, cash requirements and obligations to lenders at the time.

Pursuant to Bermuda law, we cannot declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that we are, or after the payment would be, unable to pay our liabilities as they become due, or that the realizable value of our assets would thereby be less than the aggregate of our liabilities, our issued share capital and our share premium accounts.

Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us.

CAPITALIZATION

The following table sets forth our capitalization at March 31, 2005, and adjusts that capitalization to give effect to the changes to our capital structure discussed in footnote 1 below and to give effect to the offering.

	March 31, 2005
	Actual	As Adjusted for the Change in Capital Structure (1)	As Adjusted for the Offering (2)(3)(4)(5)
	(In thousands)

Total debt:
Long-term debt, including current portion	$67,435	$67,435	$67,435
Obligations under capital leases, including current portion	33,508	33,508	33,508
Total debt	100,943	100,943	100,943

Shareholders' equity:
Common shares
Existing Class A (1,500,000 shares issued and outstanding at March 31, 2005)	$6	$—	$—
Existing Class B (1,500,000 shares issued and outstanding at March 31, 2005)	6	—	—
Existing Class C (1,000,000 shares issued and outstanding at March 31, 2005)	4	—	—
New Class A $.01 par value 75,000,000 authorized, 14,127,016 shares issued and outstanding, as adjusted for the offering	—	70	141
New Class B $.01 par value 30,000,000 authorized, 13,567,941 shares issued and outstanding, as adjusted for the offering	—	136	136
Warrants to purchase Class C common shares	800	—	—
Convertible preference shares (1,000,000 shares issued and outstanding at March 31, 2005)	4	—	—
Additional paid-in capital	24,358	25,026	89,524
Retained earnings	52,825	52,825	48,381
Total shareholders' equity	78,003	78,057	138,182

Total capitalization	$178,946	$179,000	$239,125

(1)	Gives effect to:

•	the conversion of our 1,000,000 issued and outstanding convertible preference shares into 2,000,000 Class C common shares;

•	the consolidation of our 1,500,000 Class A, 1,500,000 Class B and 3,000,000 Class C common shares, after giving effect to the conversion of our preference shares, on a 2.5-for-1 basis to 600,000 Class A, 600,000 Class B and 1,200,000 Class C common shares;

•	the redesignation of our outstanding consolidated 600,000 Class A, 600,000 Class B and 1,200,000 Class C common shares as 2,400,000 new Class B common shares;

•	the subsequent issuance of approximately 2.167 new Class A common shares and 3.20 additional new Class B common shares, or an aggregate of 5,201,692 and 7,680,000 new Class A and Class B common shares, respectively, for each new Class B share then outstanding; and

•	the exercise of certain of our outstanding Series A warrants to purchase 2,125,392 Class C common shares, or 1,842,606 new Class A and 3,570,659 new Class B common shares, after giving effect to the offering; the exercise price to be paid for each new common share to be acquired upon exercise of warrants is $.01, or approximately $54,000 in the aggregate.

As adjusted for the recapitalization, following the share conversions, consolidations, redesignations and warrant exercise described above, 7,044,298 new Class A and 13,650,659 new Class B common shares will be outstanding.

Due to the conversion of the Class B common shares into Class A common shares being sold in the offering by the selling shareholders, the number of Class A common shares outstanding, giving effect to the offering, will increase by 82,718 and the number of Class B common shares outstanding will decrease by the same number. Finally, giving effect to our sale of 7,000,000 new Class A common shares in the offering, we will have 14,127,016 Class A common shares and 13,567,941 Class B common shares outstanding.

(2)	Gives effect to the sale of 7,000,000 Class A common shares by International at $10.00 per share. Also gives effect to the conversion of 82,718 Class B common shares into an equal number of Class A common shares upon the sale of those common shares in the offering by the selling shareholders.

(3)	Upon the closing of this offering, we will pay a cash bonus to our chief financial officer. This payment will result in a one-time charge to compensation expense of approximately $2,225,000.

(4)	Upon the closing of this offering, International will issue shares to the employees of its affiliates, Roymar and TBS Shipping Services, which will be consolidated into International upon the closing of this offering. These share awards will result in a one-time charge to compensation expense of $1.9 million and an increase to paid-in capital for the same amount. Our management determined the amount of each award based on each employee's salary, years of service and contribution to the success of International.

(5)	Upon the closing of this offering, we will issue 100,000 restricted Class A common shares, which will vest in equal installments over the next four years and result in a charge of approximately $250,000 to compensation expense in each such year, to our chief financial officer. We will also issue an aggregate of 4,500 restricted Class A common shares, which will result in a charge to compensation expense of approximately $45,000, to our independent directors.

DILUTION

Upon completion of the offering, we will have two classes of common shares: Class A common shares, which are being sold in this offering, and Class B common shares. A portion of our Class A common shares, and all of our Class B common shares, will be held by our existing shareholders upon completion of this offering. If you invest in our Class A common shares, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common shares and the net tangible book value per share of our common shares after this offering.

At March 31, 2005, after reflecting:

•	the conversion of our 1,000,000 issued and outstanding convertible preference shares into 2,000,000 Class C common shares;

•	the consolidation of our 1,500,000 Class A, 1,500,000 Class B and 3,000,000 Class C common shares issued and outstanding (after giving effect to the conversion of our preference shares) on a 2.5-for-1 basis, redesignation of all outstanding consolidated Class A, Class B and Class C common shares as 2,400,000 new Class B common shares and issuance of approximately 2.167 new Class A common shares and 3.20 additional new Class B common shares for each new Class B common share then outstanding; and

•	the exercise of certain of our outstanding Series A warrants for the purchase of 1,842,606 new Class A and 3,570,659 new Class B common shares,

our total net tangible book value was $78.0 million, or $3.77 per common share. Net tangible book value per share is equal to our shareholders' equity less goodwill and other intangible assets, divided by the total number of our common shares issued and outstanding. After giving effect to the sale of the Class A common shares offered by us at an initial public offering price of $10.00 per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and after the application of the proceeds from the offering, our net tangible book value at March 31, 2005, would have been $ 138.2 million, or $ 4.99 per share. This represents an immediate increase in net tangible book value of $ 1.22 per share to existing shareholders and an immediate dilution of $ 5.01 per share to new investors purchasing common shares in this offering.

The following table illustrates the net tangible book value dilution per share:

Initial public offering price per share		$10.00

Net tangible book value per share at March 31, 2005, before giving effect to the offering	$3.77
Increase in net tangible book value per share attributable to new investors purchasing shares in the offering	1.22
Net tangible book value per share, after giving effect to the offering	4.99

Dilution in net tangible book value per share to new investors		$5.01

If the underwriters exercise their overallotment option in full, the net tangible book value per share after giving effect to the offering would be $5.20 per share, and the dilution in net tangible book value per share to new investors would be $4.80 per share.

The following table summarizes, as of March 31, 2005, the differences between the number of common shares purchased from us, the total effective cash consideration paid and the average price per share paid by the existing shareholders and by the new investors purchasing Class A common shares in the offering at an initial offering price of $10.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Common Shares Purchased		Total Cash Consideration		Average Price Per Share
	Number	Percentage	Amount (1)	Percentage
Existing shareholders	20,694,957	74.7%	$4,144,793	5.6%	$0.20
New investors	7,000,000	25.3	70,000,000	94.4	$10.00
Total	27,694,957	100.0%	$74,144,793	100.0%	$2.68

(1)	The total cash consideration paid by our existing shareholders comprises:

•	$2,605,606 in assets, including three ships, contributed by Messrs. Royce and Blatte upon the formation of Westbrook Holdings, a predecessor company, in 1992;

•	$1,500,000 paid by the existing shareholders to acquire our 1,000,000 preference shares, which had been issued to our bondholders following the reorganization and were acquired from the bondholders by TBS Commercial Group in March 2004;

•	$11,000 paid by the existing shareholders to acquire 1,000,000 Class C common shares from TBS Commercial Group; and

•	$28,187 paid by Messrs. Royce and McNelis to acquire an aggregate of 2,562,425 Series A, Series B and Series C warrants, which had been issued to our bondholders following the reorganization and were acquired from the bondholders by TBS Commercial Group in March 2004.

To the extent outstanding options or options or warrants we may issue in the future with exercise prices below the initial public offering price are exercised, there will be further dilution to new public investors.

UNAUDITED PRO FORMA CONSOLIDATING FINANCIAL INFORMATION

Consolidated financial statements for International, Roymar and TBS Shipping Services at March 31, 2005, for the three months ended March 31, 2005 and for the year ended December 31, 2004 are included elsewhere in this prospectus. The unaudited pro forma consolidated financial information presented herein should be read together with those financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The unaudited pro forma consolidated financial information has been provided to enable readers to understand our historical financial results in relation to:

•	the planned acquisition of all of the outstanding common stock of our affiliates Roymar and TBS Shipping Services;

•	our recapitalization effective upon the closing of the offering;

•	the offering of 7,000,000 Class A common shares by International at $10.00 per share;

•	the cash payment to our chief financial officer and the share award to the employees of Roymar and TBS Shipping Services; and

•	the issuance of 100,000 restricted Class A common shares to our chief financial officer and 4,500 restricted Class A common shares to our independent directors.

The recapitalization includes:

•	the conversion of our 1,000,000 issued and outstanding convertible preference shares into 2,000,000 Class C common shares, as specified in our bye-laws; no additional cash payment is required for the conversion of the preference shares;

•	the consolidation of our 1,500,000 Class A, 1,500,000 Class B and 3,000,000 Class C common shares, after giving effect to the conversion of our preference shares, on a 2.5-for-1 basis to 600,000 Class A, 600,000 Class B and 1,200,000 Class C common shares, for the purpose of changing the par value of our common shares from $.004 per share to $.01 per share;

•	the redesignation of all outstanding consolidated 600,000 Class A, 600,000 Class B and 1,200,000 Class C common shares as 2,400,000 new Class B common shares;

•	the subsequent issuance of approximately 2.167 new Class A common shares and 3.20 additional new Class B common shares, or an aggregate of 5,201,692 and 7,680,000 Class A and Class B common shares, respectively for each new Class B share then outstanding; and

•	the exercise of certain of our outstanding Series A warrants for the purchase of 1,842,606 new Class A and 3,570,659 new Class B common shares, at an exercise price of $.01 per warrant share, or approximately $54,000 in the aggregate.

All existing shareholders will receive the same number of new Class A and new Class B common shares for each existing Class A, Class B or Class C common share. The relative number of Class A and Class B common shares to be issued was calculated to produce a number of fully-diluted common shares that, when considering the valuation of International, would result in the price to the public shown on the cover of this prospectus, while maximizing tax efficiency by allocating different voting power and economic interest between classes of shares. The two new classes of common shares have different voting rights, with each new Class B share carrying one-half the vote of a new Class A share. For a discussion of the tax considerations underlying the determination to implement this structure, see "Business – Taxation – U.S. Taxation of International" and "Material U.S. Income Tax Consequences to U.S. Shareholders".

The number of common shares to be purchased upon exercise of warrants is subject to increase as a result of the anti-dilution provisions of the warrant agreement: following the conversion of our 1,000,000 issued and outstanding preference shares into 2,000,000 Class C common shares, the number of common shares issuable upon exercise of all outstanding Series A warrants increases from 1,769,231 to 2,167,539 Class C common shares; the issuance of 7,000,000 new Class A common shares in the offering further increases the number of shares issuable upon exercise of all outstanding Series A warrants from 2,167,539 to 2,901,403 Class C common shares, or 2,515,368 new Class A common shares and 4,874,357 new Class B common shares after giving effect to all the steps in the recapitalization. We have been notified by certain existing shareholders who also hold Series A warrants that they intend to cancel Series A warrants to purchase 662,592 Class C common shares, or 574,434 new Class A and 1,113,155 new Class B common shares, and to exercise warrants to purchase 2,125,392 Class C common shares, or 1,842,606 new Class A and 3,570,659 new Class B common shares, in connection with the offering. We expect that exercisable warrants to purchase 113,419 Class C common shares, or 98,328 new Class A and 190,544 new Class B common shares, will remain outstanding following completion of the offering.

Following the share conversions, consolidations, redesignations and warrant exercise described above, 7,044,298 new Class A and 13,650,659 new Class B common shares will be outstanding. Due to the conversion of the Class B common shares being sold by the selling shareholders into Class A common shares, the number of Class A common shares outstanding, giving effect to the offering, will increase by 82,718 and the number of Class B common shares outstanding will decrease by the same number. Finally, giving effect to our sale of 7,000,000 new Class A common shares, we will have 14,127,016 Class A common shares and 13,567,941 Class B common shares outstanding.

International will acquire the outstanding stock of Roymar and TBS Shipping Services, which currently are owned by Joseph E. Royce, Gregg L. McNelis, Lawrence A. Blatte and Captain Alkis N. Meimaris, for an aggregate cash purchase price of $7.5 million, plus the undistributed earnings of each company for the period from January 1, 2005 through the date of the acquisition. The purchase agreements contain customary representations and warranties and no closing conditions.

We prepared the unaudited pro forma consolidating balance sheet to reflect the acquisition as if it had occurred on March 31, 2005. We prepared the unaudited pro forma consolidating income statements to reflect the acquisition as if it had occurred on January 1, 2004.

Because Roymar and TBS Shipping Services are service companies and, as such, do not have significant assets, the valuation methodology utilized by our management in negotiating the purchase price for Roymar and TBS Shipping Services began with an analysis of the payments that Roymar and TBS Shipping Services have received in the past year and were projected to receive in the future. The amount of those payments is determined according to the agreements between International and each of the affiliated service companies. These agreements were the result of arms-length negotiations between representatives of International's creditors in its Chapter 11 proceeding and the owners of the affiliated service companies and, in management's view, continue to be arms-length and at fair market rates. Management has also reviewed comparable contractual relationships that are publicly available. Due to the growth in the number of owned and controlled vessels and in cargo volumes, the existing agreements with Roymar and TBS Shipping Services provide for substantial increases in revenue and income for Roymar and TBS Shipping Services as compared to historical results.

None of the activities conducted by Roymar and TBS Shipping Services are capital-intensive or require significant assets. In addition, each of these companies has been a subchapter S corporation, meaning that substantially all of its net profits every year were distributed to its shareholders, eliminating any build-up of significant excess capital. Both companies are service companies whose income is dependent on their employees and the skill and competence of the services rendered, as differentiated from companies whose earnings are dependent on their asset base and invested equity. In these circumstances, management concluded that a purchase price based on asset values was inappropriate, and a preferable valuation approach would focus on the cash flows of these two companies. This approach resulted in the payment of a purchase price that exceeds the asset values of the companies to be acquired and therefore results in goodwill.

Certain information normally included in financial statements prepared in accordance with generally accepted accounting principles in the U.S. has been omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The pro forma consolidated statement of operations data for the three months ended March 31, 2005 and for the year ended December 31, 2004 are not necessarily indicative of results that would have occurred had the acquisitions been completed on January 1, 2004, and should not be construed as being representative of future results of operations. Likewise, the pro forma consolidated balance sheet data at March 31, 2005, is not necessarily indicative of our financial position at March 31, 2005, had the offering been completed on March 31, 2005.

TBS International Limited
Unaudited Pro Forma Consolidating Balance Sheet
As of March 31, 2005

	TBS International Limited Actual	Pro Forma Adjustments (1)	Pro Forma Results of Recapitalization	Pro Forma Adjustments		Pro Forma Results of Recapitalization and Offering
	(In thousands, except for share and per share data)
Assets
Current assets
Cash and cash equivalents	$33,123	$54	$33,177	$60,125	(2)(3)(4)	$93,302
Charter hire receivable, net of allowance of $1,277 in 2005	14,461		14,461			14,461
Claims receivable, net of allowance of $0 in 2005	370		370			370
Due from agents	566		566			566
Other receivables	264		264			264
Inventories	4,238		4,238			4,238
Prepaid expenses	2,005		2,005			2,005
Stock Issuance Cost	670		670			670
Advances to affiliates	2,380		2,380			2,380
Total current assets	58,077	54	58,131	60,125		118,256
Deposit for vessel purchases	3,774		3,774			3,774
Vessels, net of accumulated depreciation of $26,809 in 2005	140,718		140,718			140,718
Other fixed assets, net of accumulated amortization of $461 in 2005	566		566			566
Total assets	$203,135	$54	$203,189	$60,125		$263,314
Liabilities and Shareholders' Equity
Current liabilities
Debt, current portion	$20,706		$20,706			$20,706
Obligations under capital lease, current portion	4,865		4,865			4,865
Accounts payable	4,417		4,417			4,417
Accrued expenses	14,086		14,086			14,086
Voyages in progress	2,466		2,466			2,466
Advances from affiliates	3,220		3,220			3,220
Total current liabilities	49,760		49,760			49,760
Debt, long-term portion	46,729		46,729			46,729
Obligations under capital lease, net of current portion	28,643		28,643			28,643
Total liabilities	125,132		125,132			125,132
Shareholders' equity
Common shares, Class A, $.004 par value, 1,500,000 shares authorized, issued and outstanding	6	(6)	—	—		—
Common shares, Class B, $.004 par value, 1,500,000 shares authorized, issued and outstanding	6	(6)	—	—		—
Common shares, Class C, $.004 par value, 6,000,000 authorized, 1,000,000 shares issued and outstanding	4	(4)	—	—		—
Convertible preferred shares, $.004 per share, 1,500,000 shares authorized 1,000,000 shares issued and outstanding	4	(4)	—	—		—
Common shares, New Class A, $.01 par value 75,000,000 authorized, 14,127,016 shares issued and outstanding	—	70	70	71	(5)	141
Common shares, New Class B, $.01 par value 30,000,000 authorized, 13,567,941 shares issued and outstanding	—	136	136	—		136
Warrants	800	(800)	—	—		—
Additional paid-in capital	24,358	668	25,026	64,498	(2)(6)(7)	89,524
Retained earnings / (accumulated deficit)	52,825	—	52,825	(4,444	)(4)(6)(7)	48,381
Total shareholders' equity	78,003	54	78,057	60,125		138,182
Total liabilities and shareholders' equity	$203,135	$54	$203,189	$60,125		$263,314

(1)	Gives effect to:

•	the conversion of our 1,000,000 issued and outstanding convertible preference shares into 2,000,000 Class C common shares, as specified in our bye-laws; no additional cash payment is required for the conversion of the preference shares;

TBS International Limited
Unaudited Pro Forma Consolidating Balance Sheet
As of March 31, 2005

•	the consolidation of our 1,500,000 Class A, 1,500,000 Class B and 3,000,000 Class C common shares, after giving effect to the conversion of our preference shares, on a 2.5-for-1 basis to 600,000 Class A, 600,000 Class B and 1,200,000 Class C common shares, for the purpose of changing the par value of our common shares from $.004 per share to $.01 per share;

•	the redesignation of our outstanding consolidated 600,000 Class A, 600,000 Class B and 1,200,000 Class C common shares as 2,400,000 new Class B common shares;

•	the subsequent issuance of approximately 2.167 new Class A common shares and 3.20 additional new Class B common shares for each new Class B share then outstanding; and

•	the exercise of certain of our outstanding Series A warrants for the purchase of 1,842,606 new Class A and 3,570,659 new Class B common shares, at an exercise price of $.01 per warrant share, or approximately $54,000 in the aggregate.

As adjusted for the recapitalization, following the share conversions and warrant exercise described above, 7,044,298 new Class A and 13,650,659 new Class B common shares will be outstanding.

(2)	Gives effect to the sale of 7,000,000 Class A common shares by International at $10.00 per share for net proceeds of $62.4 million and the excercise of certain of our Series A warrants for an aggregate of approximately $54,000.

(3)	We plan to use the net proceeds to purchase additional dry bulk carriers and multipurpose tweendeckers, to the extent available. If suitable vessels do not become available for purchase at acceptable prices, we expect to use a portion of the net proceeds to us from this offering to repay debt and for working capital.

(4)	Upon the closing of this offering, we will pay a cash bonus to our chief financial officer. This payment will result in a one-time charge to compensation expense of approximately $2,225,000.

(5)	Gives effect to the sale of 7,000,000 Class A common shares by International and an increase of 82,718 Class A common shares upon conversion of an equal number of Class B common shares. As a result of these increases, the total number of new Class A and Class B common shares outstanding will be 14,127,016 and 13,567,941, respectively.

(6)	Upon the closing of this offering, we will issue 100,000 restricted Class A common shares, which will vest in equal installments over the next four years and result in a charge of approximately $250,000 to compensation expense in each such year, to our chief financial officer. We will also issue an aggregate of 4,500 restricted Class A common shares, which will result in a charge to compensation expense of approximately $45,000, to our independent directors.

(7)	Upon the closing of this offering, International will issue shares to the employees of its affiliates, Roymar and TBS Shipping Services, which will be consolidated into International upon the closing of this offering. These share awards will result in a one-time charge to compensation expense of $1.9 million and an increase to paid-in capital for the same amount. Our management determined the amount of each award based on each employee's salary, years of service and contribution to the success of International.

TBS International Limited
Unaudited Pro Forma Consolidating Balance Sheet
As of March 31, 2005

	Pro Forma Results of Recapitalization and Offering	TBS Shipping Services Inc.	Roymar Ship Management, Inc.	Elimination (1)	Pro Forma Adjustments		Pro Forma Results March 31, 2005
	(In thousands, except for share and per share data)
Assets
Current assets
Cash and cash equivalents	$93,302	$656	$89	—	$(7,500)	(2)	$86,547
Charter hire receivable, net of allowance of $1,277 in 2005	14,461	750	—	$(750)	—		14,461
Claims receivable, net of allowance of $0 in 2005	370	—	—	—	—		370
Due from agents	566	—	—	—	—		566
Other receivables	264	176	—	—	—		440
Inventories	4,238	—	—	—	—		4,238
Prepaid expenses	2,005	6	—	—	—		2,011
Stock Issuance Cost	670	—	—	—	—		670
Advances to affiliates	2,380	51	—	(1,771)	—		660
Total current assets	118,256	1,639	89	(2,521)	(7,500)		109,963
Deposit for vessel purchases	3,774	—	—	—	—		3,774
Vessels, net of accumulated depreciation of $26,809 in 2005	140,718	979	311	—	—		142,008
Other fixed assets, net of accumulated amortization of $461 in 2005	566	—	—	—			566
Goodwill	—	—	—	—	8,345	(2)	8,345
Total assets	$263,314	$2,618	$400	$(2,521)	$845		$264,656

Liabilities and Shareholders' Equity
Current liabilities
Debt, current portion	20,706	—	—	—	—		20,706
Obligations under capital lease, current portion	4,865	—	—	—	—		4,865
Accounts payable	4,417	212	—	—	—		4,629
Accrued expenses	14,086	1,391	37	(750)	—		14,764
Voyages in progress	2,466				—		2,466
Advances from affiliates	3,220	2,172	51	(1,771)	—		3,672
Total current liabilities	49,760	3,775	88	(2,521)	—		51,102
	—	—	—	—	—		—
Debt, long-term portion	46,729	—	—	—	—		46,729
Obligations under capital lease, net of current portion	28,643	—	—	—	—		28,643
					—		—
Total liabilities	125,132	3,775	88	(2,521)	—		126,474

Shareholders' equity
Common shares, New Class A, $.01 par value 75,000,000 authorized, 14,127,016 shares issued and outstanding	141	100	10	—	(110	)(3)	141
Common shares, New Class B, $.01 par value 30,000,000 authorized, 13,567,941 shares issued and outstanding	136	—	—	—	—		136
Additional paid-in capital	89,524	—	—	—	—		89,524
Retained earnings / (accumulated deficit)	48,381	(1,257)	302	—	955	(2)	48,381
Total shareholders' equity	138,182	(1,157)	312	—	845		138,182
Total liabilities and shareholders' equity	$263,314	$2,618	$400	$(2,521)	$845		$264,656

(1)	To eliminate advances from International to TBS Shipping Services against advances payable to International by TBS Shipping Services.

(2)	Upon the closing of this offering, International will acquire all of the outstanding shares of common stock of TBS Shipping Services for $5.5 million and Roymar for $2.0 million. This transaction will be accounted for as a purchase combination. The excess of the purchase price over the net book value of ($845,000) for the acquired companies is anticipated to be recorded as goodwill. Current assets and liabilities are recorded at fair market value. The fair market value of other fixed assets, consisting primarily of office fixtures and equipment approximates the carrying value.

(3)	To eliminate the shares of common stock of TBS Shipping Services and Roymar acquired by International.

TBS International Limited
Unaudited Pro Forma Consolidating Income Statement
Year Ended December 31, 2004

	TBS International Limited	Pro Forma Adjustments (1)	Pro Forma Results of Recapitalization	Pro Forma Adjustments (2)(3)		Pro Forma Results of Recapitalization and Offering
	(In thousands, except for share and per share data)
Revenue
Voyage revenue	$158,061		$158,061			$158,061
Time charter revenue	50,746		50,746			50,746
Other revenue	—		—
Total revenue	$208,807		$208,807			$208,807
Operating expenses
Voyage	60,692		60,692			60,692
Vessel	79,273		79,273			79,273
Depreciation and amortization of vessels and other fixed assets	10,137		10,137			10,137
Management fees	4,414		4,414			4,414
General and administrative	7,347		7,347	$295	(4)	7,642
Total operating expenses	161,863		161,863	295		162,158
				(295)
Income from operations	46,944		46,944			46,649
Other (expenses) and income
Interest expense	(5,148)		(5,148)			(5,148)
Other income	111		111			111
Gain on early extinguishment of debt	—		—			—
Deemed preferred dividends and accretion	—		—			—
Total other (income) expenses, net	(5,037)		(5,037)			(5,037)
Net income	$41,907		$41,907	$(295)		$41,612
Net (loss) income per common share
Basic	$10.48		$2.02			$1.50
Diluted	$4.99		$2.00			$1.48
Weighted average common shares outstanding
Basic	4,000,000	16,694,957	20,694,957	7,000,000	(5)	27,694,957
Diluted	8,399,999	12,583,830	20,983,829 (6)	7,104,500	(4)(5)	28,088,329

(1)	Gives effect to:

•	the conversion of our 1,000,000 issued and outstanding convertible preference shares into 2,000,000 Class C common shares, as specified in our bye-laws; no additional cash payment is required for the conversion of the preference shares;

•	the consolidation of our 1,500,000 Class A, 1,500,000 Class B and 3,000,000 Class C common shares, after giving effect to the conversion of our preference shares, on a 2.5-for-1 basis to 600,000 Class A, 600,000 Class B and 1,200,000 Class C common shares, for the purpose of changing the par value of our common shares from $.004 per share to $.01 per share;

•	the redesignation of our outstanding consolidated 600,000 Class A, 600,000 Class B or and 1,200,000 Class C common shares as 2,400,000 new Class B common shares;

•	the subsequent issuance of approximately 2.167 new Class A common shares and 3.20 additional new Class B common shares for each new Class B share then outstanding; and

•	the exercise of certain of our outstanding Series A warrants for the purchase of 1,842,606 new Class A and 3,570,659 new Class B common shares, at an exercise price of $.01 per warrant share, or approximately $54,000 in the aggregate.

As adjusted for the recapitalization, following the share conversions and warrant exercise described above, 7,044,298 new Class A and 13,650,659 new Class B common shares, or a combined total of 20,694,957 common shares, will be outstanding.

(2)	Upon the closing of this offering, International will issue shares to the employees of its affiliates, Roymar and TBS Shipping Services. These share awards will result in a one-time charge to compensation expense of $1.9 million and an increase to paid-in capital. Our management determined the amount of each award based on each employee's salary, years of service and contribution to the success of International. The compensation expense and the increase to paid-in capital have not been included in the above pro forma income statement because it is a one-time charge and it will not have an ongoing impact on International.

TBS International Limited
Unaudited Pro Forma Consolidating Income Statement
Year Ended December 31, 2004

(3)	Upon the closing of this offering, we will pay a cash bonus to our chief financial officer. This payment will result in a one-time charge to compensation expense of approximately $2,225,000. The compensation expense has not been included in the above pro forma income statement because it is a one-time charge and will not have an ongoing impact on our income statement.

(4)	Upon the closing of this offering, we will issue 100,000 restricted Class A common shares, which will vest in equal installments over the next four years and result in a charge of approximately $250,000 to compensation expense in each such year, to our chief financial officer. We will also issue an aggregate of 4,500 restricted Class A common shares, which will result in a charge to compensation expense of approximately $45,000, to our independent directors.

(5)	Gives effect to the sale of 7,000,000 Class A common shares by International at $10.00 per share and the exercise of certain of our series A warrants for an aggregate of approximately $54,000.

(6)	Includes 288,872 common shares subject to exercisable warrants that remain outstanding following the offering.

TBS International Limited
Unaudited Pro Forma Consolidating Income Statement
Year Ended December 31, 2004

	Pro Forma Results of Recapitalization and Offering	TBS Shipping Services Inc.	Roymar Ship Management, Inc.	Pro Forma Elimination (1) (2)	Pro Forma Results
	(In thousands, except for share and per share data)
Revenue
Voyage revenue	$158,061	—	—	—	$158,061
Time charter revenue	50,746	—	—	—	50,746
Other revenue	—	$11,739	$2,695	$(12,806)	1,628
Total revenue	$208,807	$11,739	$2,695	$(12,806)	$210,435

Operating expenses
Voyage	60,692	—	—	(5,057)	55,635
Vessel	79,273	—	—	(1,447)	77,826
Depreciation and amortization of vessels and other fixed assets	10,137	120	141	—	10,398
Management fees	4,414			(4,414)
General and administrative	7,642	11,657	2,571	(1,822)	20,048
Total operating expenses	162,158	11,777	2,712	(12,740)	163,907

Income from operations	46,649	(38)	(17)	(66)	46,528

Other (expenses) and income
Interest expense	(5,148)	—	—	—	(5,148)
Other income	111	—	—	—	111
Gain on early extinguishment of debt
Deemed preferred dividends and accretion	—	—	—	—	—
Total other (income) expenses, net	(5,037)	—	—	—	(5,037)
Net (loss) income	$41,612	$(38)	$(17)	$(66)	$41,491

Earnings per share

Net (loss) income per common share
Basic	$1.50	—	—	—	$1.50
Diluted	$1.48	—	—	—	$1.48

Weighted average common shares outstanding
Basic	27,694,957	—	—	—	27,694,957
Diluted	28,088,329	—	—	—	28,088,329

(1)	To eliminate intercompany revenues and expenses between TBS Shipping Services and Roymar and International.

(2)	Prior to the offering and the acquisition of our affiliated service companies, Roymar and TBS Shipping Services, our executive officers have not received any compensation from International. They were, however, compensated through TBS Shipping Services. During the year ended December 31, 2004, the amount of compensation or professional fees paid to our executive officers was $1.3 million. Upon the closing of the acquisition of all the outstanding shares of common stock of Roymar and TBS Shipping Services, our principal executive officers will receive substantially similar compensation from International. The net pro forma effect of the change in the entity paying compensation is not material.

TBS International Limited
Unaudited Pro Forma Consolidating Income Statement
Three Months Ended March 31, 2005

	TBS International Limited	Pro Forma Adjustments (1)	Pro Forma Results of Recapitalization		Pro Forma Adjustments (2)(3)		Pro Forma Results of Recapitalization and Offering
	(In thousands, except for share and per share data)
Revenue
Voyage revenue	$46,135		$46,135				$46,135
Time charter revenue	14,774		14,774				14,774
Other revenue	—		—				—
Total revenue	$60,909		$60,909				$60,909
Operating expenses
Voyage	18,375		18,375				18,375
Vessel	19,699		19,699				19,699
Depreciation and amortization of vessels and other fixed assets	2,379		2,379				2,379
Management fees	1,267		1,267				1,267
General and administrative	1,397		1,397		$74	(4)	1,471
Total operating expenses	43,117		43,117		74		43,191
Income from operations	17,792		17,792		(74)		17,718
Other (expenses) and income
Interest expense	(1,674)		(1,674)				(1,674)
Other income	75		75				75
Gain on early extinguishment of debt	—		—				—
Deemed preferred dividends and accretion	—		—				—
Total other (income) expenses, net	(1,599)		(1,599)				(1,599)
Net (loss) income	$16,193		$16,193		$(74)		$16,119
Earnings per share
Net (loss) income per common share
Basic	$3.22		$0.78				$0.58
Diluted	$1.93		$0.77				$0.57
Weighted average common shares outstanding
Basic	5,022,222 (5)	15,839,638	20,861,861	(6)	7,000,000	(7)	27,861,861
Diluted	8,399,999	12,583,830	20,983,829	(8)	7,104,500	(4)(7)	28,088,329

(1)	Reflects pro forma share data giving effect to the following:

•	the conversion of our 1,000,000 issued and outstanding convertible preference shares into 2,000,000 Class C common shares, as specified in our bye-laws; no additional cash payment is required for the conversion of the preference shares;

•	the consolidation of our 1,500,000 Class A, 1,500,000 Class B and 3,000,000 Class C common shares, after giving effect to the conversion of our preference shares, on a 2.5-for-1 basis to 600,000 Class A, 600,000 Class B and 1,200,000 Class C common shares, for the purpose of changing the par value of our common shares from $.004 per share to $.01 per share;

•	the redesignation of our outstanding consolidated 600,000 Class A, 600,000 Class B and 1,200,000 Class C common shares as 2,400,000 new Class B common shares;

•	the subsequent issuance of approximately 2.167 new Class A common shares and 3.20 additional new Class B common shares for each new Class B share then outstanding; and

•	the exercise of certain of our outstanding Series A warrants for the purchase of 1,842,606 new Class A and 3,570,659 new Class B common shares, at an exercise price of $.01 per warrant share, or approximately $54,000 in the aggregate.

As adjusted for the recapitalization, following the share conversions and warrant exercise described above, 7,044,298 new Class A and 13,650,659 new Class B common shares, or a combined total of 20,694,957 shares, will be outstanding. Basic weighted average common shares outstanding, as adjusted for the recapitalization, also includes a weighted-average 166,904 common shares issuable on the exercise of warrants to purchase 288,872 common shares.

TBS International Limited
Unaudited Pro Forma Consolidating Income Statement
Three Months Ended March 31, 2005

(2)	Upon the closing of this offering, we will pay a cash bonus to our chief financial officer. This payment will result in a one-time charge to compensation expense of approximately $2,225,000. The compensation expense has not been included in the above pro forma income statement because it is a one-time charge and will not have an ongoing impact on our income statement.

(3)	Upon the closing of this offering, International will issue shares to the employees of its affiliates, Roymar and TBS Shipping Services, which will be consolidated into International upon the closing of this offering. These share awards will result in a one-time charge to compensation expense of $1.9 million and an increase to paid-in capital for the same amount. Our management determined the amount of each award based on each employee's salary years of service and contribution to the success of International. The compensation expense and the increase to paid-in capital have not been included in the above pro forma income statement because it is a one-time charge and it will not have an ongoing impact on International.

(4)	Upon the closing of this offering, we will issue 100,000 restricted Class A common shares, which will vest in equal installments over the next four years and result in a charge of approximately $250,000 ($63,000 for the three months ended March 31, 2005) to compensation expense in each such year, to our chief financial officer. We will also issue an aggregate of 4,500 restricted Class A common shares, which will result in a charge to compensation expense of approximately $45,000, to our independent directors ($11,000 for the three months ended March 31, 2005).

(5)	Basic weighted average common shares outstanding includes a weighted-average 1,022,222 common shares issuable on the exercise of warrants to purchase 1,769,231 common shares. These shares are treated as outstanding for purposes of basic earnings per share for the period beginning February 8, 2005, the date the exercise condition of the warrants was satisfied, because they are issuable for little consideration upon exercise of the warrants.

(6)	Basic weighted average common shares outstanding includes a weighted-average 166,904 common shares issuable on the exercise of warrants to purchase 288,872 common shares. These shares are treated as outstanding for purposes of basic earnings per share for the period beginning February 8, 2005, the date the exercise condition of the warrants was satisfied, because they are issuable for little consideration upon exercise of the warrants.

(7)	Gives effect to the sale of 7,000,000 Class A common shares by International at $10.00 per share and the exercise of certain of our Series A warrants for an aggregate of approximately $54,000.

(8)	Includes 288,872 common shares subject to exercisable warrants that remain outstanding following the offering.

TBS International Limited
Unaudited Pro Forma Consolidating Income Statement
Three Months Ended March 31, 2005

	Pro Forma Results of Recapitalization and Offering	TBS Shipping Services Inc.	Roymar Ship Management, Inc.	Elimination (1)(2)	Pro Forma Results
	(In thousands, except for share and per share data)
Revenue
Voyage revenue	$46,135	—	—	—	$46,135
Time charter revenue	14,774	—	—	—	14,774
Other revenue	—	$3,090	$997	$(3,307)	780
Total revenue	$60,909	$3,090	$997	$(3,307)	$61,689
Operating expenses
Voyage	18,375	—	—	(1,142)	17,233
Vessel	19,699	—	—	(246)	19,453
Depreciation and amortization of vessels and other fixed assets	2,379	41	64	—	2,484
Management fees	1,267	—	—	(1,267)
General and administrative	1,471	3,071	617	(537)	4,622
Total operating expenses	43,191	3,112	681	(3,192)	43,792
Income from operations	17,718	(22)	316	(115)	17,897
Other (expenses) and income
Interest expense	(1,674)	—	—	—	(1,674)
Other income	75	—	—	—	75
Gain on early extinguishment of debt	—	—	—	—	—
Deemed preferred dividends and accretion	—	—	—	—	—
Total other (income) expenses, net	(1,599)	—	—	—	(1,599)
Net (loss) income	$16,119	$(22)	$316	$(115)	$16,298
Earnings per share
Net (loss) income per common share
Basic	$0.58	$—	$—	$—	$0.58
Diluted	$0.57	$—	$—	$—	$0.58

Weighted average common shares outstanding
Basic	27,861,861	—	—	—	27,861,861
Diluted	28,088,329	—	—	—	28,088,329

(1)	To eliminate intercompany revenues and expenses between TBS Shipping Services and Roymar and International.

(2)	Prior to the offering and the acquisition of our affiliated service companies, Roymar and TBS Shipping Services, our executive officers have not received any compensation from International. They were, however, compensated through TBS Shipping Services. During the three months ended March 31, 2005, the amount of compensation or professional fees paid to our executive officers was $407,000. Upon the closing of the acquisition of all the outstanding shares of common stock of Roymar and TBS Shipping Services, our principal executive officers will receive substantially similar compensation from International. The net pro forma effect of the change in the entity paying compensation is not material.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth selected consolidated financial and operating data. You should read the selected financial data presented below in conjunction with our consolidated financial statements and the notes to our consolidated financial statements included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial data presented below as of December 31, 2000, 2001, 2002, 2003 and 2004, and for each of the fiscal years then ended, have been derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The selected consolidated financial data presented below as of March 31, 2005, and for the three months ended March 31, 2004 and 2005, have been derived from our unaudited financial statements and include all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations as of and for such period. Operating results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for fiscal 2005.

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
							(restated)
	(In thousands, except for share and per share amounts)
Income Statement Data:
Revenue:
Voyage revenue	$100,132	$112,172	$94,403	$119,721	$158,061	$30,348	$46,135
Time charter revenue	11,671	5,583	7,421	23,625	50,746	14,119	14,774
Total revenue	111,803	117,755	101,824	143,346	208,807	44,467	60,909

Operating expenses:
Voyage	56,488	57,645	48,713	52,454	60,692	12,018	18,375
Vessel	38,995	40,214	35,133	62,234	79,273	14,574	19,699
Depreciation and amortization	6,264	6,171	6,282	6,887	10,137	1,600	2,379
Management and agency fees	4,096	3,474	3,237	3,864	4,414	971	1,267
General and administrative	4,167	4,657	4,684	6,463	7,347	2,109	1,397
Debt restructuring costs	1,963	–	–	–	–	–	–
Loss from sale of vessels, net (1)	–	1,303	–	9,905	–	–	–
Total operating expenses	111,973	113,464	98,049	141,807	161,863	31,272	43,117

Income from operations	(170)	4,291	3,775	1,539	46,944	13,195	17,792

Other (expenses) and income:
Interest expense	(7,144)	(5,960)	(5,321)	(5,145)	(5,148)	(1,068)	(1,674)
Other income	38	23	23	68	111	6	75
Gain on early extinguishment of debt	–	–	–	2,373	–	–	–
Deemed preference dividends and accretion	–	–	–	(829)	–	–	–
Total other (expenses) and income	(7,106)	(5,937)	(5,298)	(3,533)	(5,037)	(1,062)	(1,599)

(Loss) income before reorganization items	(7,276)	(1,646)	(1,523)	(1,994)	41,907	12,133	16,193

Reorganization items:
Gain on early extinguishment of debt	–	62,783	–	–	–	–	–
Loss on increase of debt to face value (2)	(7,695)	–	–	–	–	–	–
Write-off of deferred financing costs	(4,265)	–	–	–	–	–	–
Professional fees	(2,967)	(866)	–	–	–	–	–
Net (loss) income	$(22,203)	$60,271	$(1,523)	$(1,994)	$41,907	$12,133	$16,193

Deemed preference dividends and accretion	–	–	(1,491)	(797)	–	–	–
Net (loss) income available for common shareholders	$(22,203)	$60,271	$(3,014)	$(2,791)	$41,907	$12,133	$16,193

Earnings per share:
Net (loss) income per common share:
Basic	$(22,203)	$15.07	$(.75)	$(.70)	$10.48	$3.03	$3.22
Diluted	$(22,203)	$10.99	$(.75)	$(.70)	$4.99	$1.44	$1.93

Weighted average common shares outstanding:
Basic (3)	1,000	4,000,000	4,000,000	4,000,000	4,000,000	4,000,000	5,022,222
Diluted	1,000	5,480,000	4,000,000	4,000,000	8,399,999	8,399,999	8,399,999
Pro forma earnings per share: (4)
Net (loss) income per common share:
Basic					$1.50		$0.58
Diluted					$1.48		$0.58
Weighted average common shares outstanding:
Basic (5)					27,694,957		27,861,861
Diluted (6)					28,088,329		28,088,329

	December 31,					March 31,
	2000	2001	2002	2003	2004	2005
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,702	$2,822	$3,799	$8,641	$21,674	$33,123
Working capital	4,575	7,516	3,146	6,487	9,566	8,317
Total assets	98,968	85,347	87,914	83,009	157,159	203,135
Long-term debt, including current portion	128,333	43,275	43,275	6,097	38,511	67,435
Obligations under capital leases, including current portion	6,757	6,269	11,714	42,637	34,642	33,508
Mandatorily redeemable preference shares (7)	–	11,264	12,755	14,382	–	–
Total shareholders' equity (deficit)	(51,689)	11,626	8,612	5,821	61,959	78,003

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
Other Operating Data:
Controlled vessels (at end of period) (8)	13	13	13	13	18	13	22
Chartered vessels (at end of period) (9)	12	7	9	11	10	10	5
Voyage days (10)	8,260	7,737	6,823	9,033	8,892	2,042	2,364
Vessel days (11)	8,330	7,871	6,937	9,116	9,138	2,060	2,487
Tons of cargo shipped (12)	2,639	2,919	2,936	5,907	3,658	731	765
Revenue per ton (13)	$37.94	$38.43	$32.13	$20.24	$43.13	$41.46	$60.33
Tons of cargo shipped, excluding aggregates (12)(14)	2,639	2,919	2,482	2,582	2,837	622	765
Revenue per ton, excluding aggregates (13)(14)	$37.94	$38.43	$37.36	$39.27	$52.79	$47.02	$60.33
Chartered-out days	1,787	942	1,001	2,439	2,780	775	748
Chartered-out rate per day	$6,531	$5,927	$7,413	$9,686	$18,254	$18,218	$19,751

(1) Represents the difference between the price paid to us and the book value of seven vessels that we sold in December 2003 and one vessel that we sold in October 2003. We used the proceeds from the December 2003 sale to repurchase outstanding senior secured debt relating to the sold vessels, on which we recorded a gain of $2.4 million.

(2) In 1998, we issued $110.0 million of First Preferred Ship Mortgage Notes as original issue discount notes. During our proceeding under Chapter 11 of the Bankruptcy Code, we recorded a loss to reflect the difference between the recorded debt amount, less discount, and the full face value of the First Preferred Ship Mortgage Notes allowed as a bankruptcy claim.

(3) Basic weighted average common shares outstanding for the three months ended March 31, 2005 includes a weighted-average 1,022,222 common shares issuable on the exercise of warrants to purchase 1,769,231 common shares. These shares are treated as outstanding for purposes of basic earnings per share for the period beginning February 8, 2005, the date the exercise condition of the warrants was satisfied, because they are issuable for little consideration upon exercise of the warrants. The financial statements for March 31, 2005 have been restated due to an error in the basic earnings per share calculation. See note 21 of our consolidated financial statements.

(4) Reflects pro forma share data for the year ended December 31, 2004 and the three months ended March 31, 2005 giving effect to the following:

•	the conversion of our 1,000,000 issued and outstanding preference shares into 2,000,000 Class C common shares;

•	the consolidation of our 1,500,000 Class A, 1,500,000 Class B and 3,000,000 Class C common shares issued and outstanding (after giving effect to the conversion of our preference shares) on a 2.5-for-1 basis, redesignation of all outstanding consolidated Class A, Class B and Class C common shares as 2,400,000 new Class B common shares and issuance of approximately 2.167 new Class A common shares and 3.20 additional new Class B common shares for each new Class B common share then outstanding;

•	the exercise of certain of our outstanding Series A warrants for the purchase of 1,842,606 new Class A and 3,570,659 new Class B common shares;

•	the acquisition of all of the outstanding shares of our affiliates TBS Shipping Services and Roymar; and

•	the sale of 7,000,000 Class A common shares at $10.00 per share.

(5) Pro forma basic weighted average common shares outstanding for the three months ended March 31, 2005 includes a weighted-average 166,904 common shares issuable on the exercise of warrants to purchase 288,872 common shares. These shares are treated as outstanding for purposes of basic earnings per share for the period beginning February 8, 2005, the date the exercise condition of the warrants was satisfied, because they are issuable for little consideration upon exercise of the warrants.

(6) Diluted weighted average common shares outstanding includes 100,000 restricted Class A common shares issued to our chief financial officer which will vest on an annual basis over four years, and 4,500 restricted Class A common shares issued to our independent directors. Diluted weighted average common shares outstanding as of December 31, 2004 also includes 288,872 common shares issuable on the exercise of exercisable warrants. As of March 31, 2005, diluted weighted average common shares includes 121,968 common shares issuable on the exercise of warrants not already included in pro forma basic weighted average common shares outstanding. See note 5 above.

(7) Mandatorily redeemable preference shares were classified as a liability as of December 31, 2003 in accordance with FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which became effective for us during the third quarter ended September 30, 2003.

(8) Controlled vessels are vessels that we own or charter-in with an option to purchase. As of April 30, 2005, eight vessels in our controlled fleet were chartered-in with an option to purchase.

(9) Vessels that we charter-in without an option to purchase.

(10) Represents the number of days controlled and time-chartered vessels were operated by us, excluding off-hire days.

(11) Represents the number of days that relate to vessel expense for controlled and time-chartered vessels. Vessel expense relating to controlled vessels is based on a 365-day year. Vessel expense relating to chartered-in vessels is based on the actual number of days we operated the vessel, excluding off-hire days.

(12) In thousands.

(13) Revenue per ton is a measurement unit for cargo carried that is dependent upon the weight of the cargo and has been calculated using number of tons on which revenue is calculated, excluding time charter revenue.

(14) Aggregates represent high-volume, low-freighted cargo. Including aggregates, therefore, can overstate the amount of tons that we carry on a regular basis and reduce our revenue per ton. We no longer regularly carry aggregates and believe that the exclusion of aggregates better reflects our cargo shipped and revenue per ton data for our principal services.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of our operations should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy, constitutes forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements" and "Risk Factors" for more information.

Introduction

Overview

We are an ocean transportation services company that offers worldwide ocean shipping solutions through liner, parcel, bulk and vessel chartering services. We offer our services globally in more than ten countries to over 300 customers through a network of affiliated service companies. Effective as of the closing of this offering, two of these affiliated service companies — Roymar and TBS Shipping Services — will become subsidiaries of International.

We operate and manage our business through our Marshall Islands subsidiary operating companies, which have utilized our affiliated service companies to operate our business around the world. Our affiliated service companies have:

•	coordinated services to customers, integrated the activities of our commercial agency network, overseen charter activities, administered voyages and provided financial and accounting services;

•	supervised the recruiting of crew and provisioning of vessels;

•	implemented our maintenance program and arranged and supervised drydocking procedures;

•	arranged for surveys and inspections; and

•	met regularly with shippers and consignees to anticipate the needs and address the concerns of our customers.

Our affiliated service companies, acting as our agents, have contracted for the shipment of freight, negotiated the freight charges for individual shipments and supervised the shipments of freight. Freight charges are paid, as directed by our affiliated service companies, directly to us. These affiliated service companies have managed the accounts of our subsidiaries and, on their behalf, made payments and advances for costs associated with the operation of our business. In addition, we have paid fees to our affiliated service companies.

Roymar and TBS Shipping Services will continue to perform these services after they have become subsidiaries of International. TBS Commercial Group will remain an affiliated service company and will continue to employ commercial representatives to meet with shippers and consignees and to arrange for port captains and others to ensure efficient scheduling, loading and discharging of cargoes.

We will reduce the management fees payable to Roymar and TBS Shipping Services when they become subsidiaries to reflect the fact that our management, which has been compensated through their interests in our affiliated services companies, will now be compensated by International. See "Management — Executive Compensation" and "Certain Relationships and Transactions" for additional information on management compensation.

Our financial results are largely driven by the following factors:

•	macroeconomic conditions in the geographic regions where we operate;

•	general economic conditions in the industries in which our customers operate;

•	changes in our freight and sub-time charter rates – rates we charge for vessels we charter out – and, in periods when our voyage and vessel expenses increase, our ability to raise our rates to pass such cost increases through to our customers;

•	the extent to which we are able to efficiently utilize our controlled fleet and optimize its capacity; and

•	the extent to which we can control our fixed and variable costs, including those for port charges, stevedore and other cargo-related expenses, and fuel and commission expenses.

        Our corporate history

There have been several key stages in the development of our business, which explain to a significant degree our results of operations over the past three years.

We were formed as a private group of affiliated companies in 1993 by Joseph E. Royce, James W. Bayley, Gregg L. McNelis, Lawrence A. Blatte and Captain Alkis N. Meimaris. These individuals have been our principal shareholders and key management since that time. In 1997, this group of affiliated companies formed TBS International Limited, which amalgamated with TBS Shipping International Limited in 2001.

In May 1998, we issued $110.0 million principal amount of First Preferred Ship Mortgage Notes. At that time, approximately 85% of our revenue was derived from our routes between South America and Asia. As a result of a severe downturn in the global shipping market, due in large part to an acute economic decline in Asia and South America in 1998 and 1999, we determined that we could not meet the interest charges on the First Preferred Ship Mortgage Notes. In July 2000, therefore, a number of our subsidiaries voluntarily filed a pre-negotiated plan of reorganization under Chapter 11 with the U.S. Bankruptcy Court for the Southern District of New York. We emerged from Chapter 11 in February 2001, having restructured our indebtedness to provide that, of the $110.0 million First Preferred Ship Mortgage Notes, $51.3 million of the notes would be amended and restated and the remaining $58.8 million of the notes, together with the accrued and unpaid interest on the original aggregate principal amount, would be cancelled. In December 2003, we repurchased 94.8% of the amended and restated notes for a total purchase price of $33.8 million. In December 2004, we repurchased the remaining notes outstanding for $2.1 million. We retired the amended and restated notes as of February 15, 2005. See "Liquidity and Capital Resources." Our results of operations for the periods shown have been significantly affected by our Chapter 11 proceedings.

Our historical consolidated financial statements show our results of operations as a private company. After completion of this offering, we will be a public company and we estimate that the incremental costs of complying with our new public company reporting obligations will be approximately $2.0 million per year.

        Components of revenue and expense

We report our revenue as voyage revenue, reflecting the operations of our vessels that are not chartered out, and charter revenue, reflecting the operations of our vessels that have been chartered out to third parties. Voyage revenue and expenses for each reporting period include estimates for voyages in progress at the end of the period. Estimated profits from voyages in progress are recognized on a percentage of completion basis by prorating the estimated final voyage revenue and expenses using the ratio of voyage days completed through period end to total voyage days. When a loss is forecast for a voyage, the full amount of the anticipated loss is recognized in the period in which that determination is made. Revenue from time charters in progress is calculated using the daily charter hire rate, net of daily expenses multiplied by the number of voyage days on-hire through period end.

Voyage revenue consists of freight charges paid to our subsidiaries for the transport of customers' cargo. The key factors driving voyage revenue are the number of vessels in the fleet, the days on hire and the freight rates. The following table sets forth these factors for each of the three years in the period from 2002 through 2004, and for the three months ended March 31, 2004 and 2005.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Number of vessels (1)	15.8	18.1	16.7	14.1	18.0
Freight voyage days (2)	5,822	6,594	6,112	1,267	1,616
Days on hire (3)	5,912	6,652	6,235	1,285	1,731
Freight rates (4)
For all cargoes	$32.13	$20.24	$43.13	$41.46	$60.33
Excluding aggregates	$37.36	$39.27	$52.79	$47.02	$60.33

(1)	Weighted average number of vessels in the fleet, not including vessels chartered out.

(2)	Number of days that our vessels were earning revenue, not including vessels chartered out.

(3)	Not including vessels chartered out.

(4)	Weighted average freight rates measured in dollars per ton.

To a significant degree, freight rates are set by the market and depend on the relationship between the demand for ocean freight transportation and the availability of appropriate vessels. During 2003, 2004 and the three months ended March 31, 2005, demand for dry bulk ocean shipping increased significantly, due largely to the expansion of economies in East Asia, especially China. Freight rates are subject to volatility depending on the relationship between supply and demand.

Time charter revenue consists of a negotiated daily hire rate for the duration of a voyage. The key factors driving time charter revenue are the number of days vessels are chartered out and the daily charter hire rates. The following table sets forth these factors for each of the three years in the period from 2002 through 2004, and for the three months ended March 31, 2005.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Number of vessels (1)	2.7	6.7	7.6	8.5	8.3
Time charter days (2)	1,001	2,439	2,780	775	748
Daily charter hire rates (3)	$7,413	$9,686	$18,254	$18,218	$19,751

(1)	Weighted average number of vessels chartered out.

(2)	Number of days vessels earned charter hire.

(3)	Weighted average charter hire rates.

Charter hire revenues are set, to a significant degree, by the market and depend on the relationship between the demand for ocean freight transportation and the availability of appropriate vessels.

Voyage expenses consist primarily of stevedoring, port costs, commissions, fuel and lashing materials. The costs are paid by our subsidiaries.

Vessel expenses are vessel operating expenses — crewing, stores, lube oil, repairs and maintenance including drydock reserves, registration taxes and fees, insurance and communication expenses — for vessels we control, charter hire fees we pay to owners for use of their vessels and space charters (relets). The costs are paid by our subsidiaries.

Depreciation and amortization expense, through December 31, 2004, was computed on the basis of 25-year useful lives for our vessels and, beginning on January 1, 2005, was computed on the basis of

30-year useful lives for our vessels. The impact of this change in estimate on the three months ended March 31, 2005 increased our net income by $2.3 million.

Management fees have been paid to Roymar for the technical management of controlled vessels and to TBS Shipping Services for the operation of vessels. We also have paid commissions on freight and time charter hire to TBS Shipping Services and commissions on freight and port agency fees to TBS Commercial Group. These management fees and commissions were fixed under agreements that originally were negotiated during our Chapter 11 proceeding with representatives of the holders of our then outstanding First Preferred Ship Mortgage Notes and have been approved by our board of directors. Effective upon the closing of this offering, Roymar and TBS Shipping Services will have become subsidiaries of International.

TBS Commercial Group will continue as an affiliated service company. Renewal of the current management agreements with TBS Commercial Group and approval of any new management agreements or amendments to the current management agreements with TBS Commercial Group will be subject to approval by the compensation committee of our board of directors.

        Sale of vessels and purchase of notes

In December 2003, we entered into a sale and leaseback transaction covering seven vessels in order to generate cash to fund the repurchase of our outstanding First Preferred Ship Mortgage Notes. The repurchase of these First Preferred Ship Mortgage Notes resulted in a gain on early extinguishment of debt of $2.4 million in 2003. The sale and leaseback of the vessels, combined with an unrelated sale of a vessel for a gain on sale of $0.2 million, resulted in a loss of $9.9 million in 2003, reflecting the difference between the price paid to us and the book value of the vessels.

Lack of historical operating data for vessels before their acquisition

Since January 1, 2004, we have acquired, or entered into memoranda of agreement to acquire, 15 vessels. Consistent with shipping industry practices, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability.

Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel and does not provide for financial information or historical results for the vessels to be made available to the buyer. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel, whether acquired with or without charter, as the acquisition of an asset rather than a business. Due to the differences between us and the prior owners of these vessels with respect to the routes we operate, the shippers and consignees we serve, the cargoes we carry, the freight rates and charter hire rates we charge and the costs we incur in operating our vessels, we believe that our operating results will be significantly different from the operating results of the vessels while owned by the prior owners.

EITF 98-3 states that "for a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its output to customers." The purchase of a vessel alone cannot operate or generate revenue or constitute a business operation without the significant inputs and processes that we provide, as described below:

•	We provide our own captains, senior officers and crew to the vessels.

•	The vessels are managed by a new manager, Roymar. All of the functions of vessel management, from technical ship management to crewing, vessel maintenance and drydocking, are conducted by Roymar, in a manner different from the prior manager, according to our exacting standards.

•	The necessary commercial activities — maintaining customer relationships, providing local teams of commercial agents and port captains, offering transportation management skills and logistics solutions — are provided by our subsidiary TBS Shipping Services and our affiliate TBS Commercial Group in a manner different from the former owners.

•	The vessels will operate under our trade name and carry our distinctive Indian tribe naming convention.

The revenue-producing activity of the vessels purchased in 2004 and 2005 will be generated from carrying cargoes for our customers on the routes we serve. Thirteen of the 15 vessels since purchase have been, or upon purchase will be, operated by different parties than their former owners, serving different customers, carrying different cargoes, charging different rates, covering different routes and in all respects engaging in different business with different revenues, costs and operating margins.

In short, all of the most important elements of operating the assets — in fact, all of the elements of the business of ocean transportation other than the vessels themselves — are not being purchased with the vessels but will depend on our skill and expertise.

Impact of offering-related transactions

In connection with the offering, we expect our current shareholders to exercise their right to convert all 1,000,000 issued and outstanding convertible preference shares into 2,000,000 Class C common shares, as specified in our bye-laws. No additional cash payment is required for the conversion of the preference shares.

We intend to consolidate our 1,500,000 Class A, 1,500,000 Class B and 3,000,000 Class C common shares (after giving effect to the conversion of our preference shares) on a 2.5 for 1 basis to 600,000 Class A, 600,000 Class B and 1,200,000 Class C common shares, for the purpose of changing the par value of our common shares from $.004 per share to $.01 per share, and to redesignate our outstanding consolidated 600,000 Class A, 600,000 Class B and 1,200,000 Class C common shares as 2,400,000 new Class B common shares. We subsequently intend to issue approximately 2.167 new Class A common shares and 3.20 additional new Class B common shares for each new Class B share outstanding following the consolidation.

We expect certain of our outstanding Series A warrants to be exercised for the purchase of 1,842,606 new Class A and 3,570,659 new Class B common shares, at an exercise price of $.01 per warrant share, or approximately $54,000 in the aggregate.

Following the share conversions and warrant exercise described above, 7,044,298 new Class A and 13,650,659 new Class B common shares will be outstanding. Due to the conversion of the Class B common shares being sold by the selling shareholders into Class A common shares, the number of Class A common shares outstanding, giving effect to the offering, will increase by 82,718 and the number of Class B common shares outstanding will decrease by the same number. We are issuing 7,000,000 new Class A common shares to the public, for estimated net proceeds of $62.4 million. As a result, the total number of new Class A and Class B common shares outstanding after the offering will be 14,127,016 and 13,567,941, respectively.

We intend to purchase all the outstanding stock of two of our affiliates, Roymar and TBS Shipping Services, for $7.5 million in cash, in connection with the offering. We also will pay a

$2.0 million cash bonus and Roymar and TBS Shipping will pay a cash bonus of $225,000 to our chief financial officer. Additionally, we will issue 100,000 restricted new Class A common shares, vesting 25% on an annual basis over four years, to our chief financial officer, issue 4,500 restricted new Class A common shares to our independent directors and issue shares to employees of Roymar and TBS Shipping Services. The restricted share award to our independent directors will result in a charge to compensation expense of $45,000 in 2005 and the restricted share award to our chief financial officer will result in a charge to compensation expense of $250,000 in each of the four years beginning 2005. The restricted share awards to employees of Roymar and TBS Shipping will result in a one-time charge to compensation expense of $1.9 million and a $1.9 million increase to paid-in capital, reflecting the existing shareholders' pro rata contribution prior to the offering of a corresponding number of shares to fund these awards.

Results of Operations

Three months ended March 31, 2004 compared to the three months ended March 31, 2005

	Three Months Ended March 31, 2004		Three Months Ended March 31, 2005		Increase (Decrease)
	In Thousands	As a % of Total Revenue	In Thousands	As a % of Total Revenue	In Thousands	%
Voyage revenue	$30,348	68.2	$46,135	75.7	$15,787	52.0
Time charter revenue	14,119	31.8	14,774	24.3	655	4.6
Total revenue	44,467	100.0	60,909	100.0	16,442	37.0
Voyage expense	12,018	27.0	18,375	30.2	6,357	52.9
Vessel expense	14,574	32.8	19,699	32.3	5,125	35.2
Depreciation and amortization	1,600	3.6	2,379	3.9	779	48.7
Management and agency fees	971	2.2	1,267	2.1	296	30.5
General and administrative	2,109	4.7	1,397	2.3	(712)	(33.8)
Income from operations	13,195	29.7	17,792	29.2	4,597	34.8
Other (expenses) and income
Interest expense	(1,068)	(2.4)	(1,674)	(2.7)	(606)	56.7
Other income	6	0.0	75	0.1	69	1,150.0
Net income	$12,133	27.3	$16,193	26.6	$4,060	33.5

Voyage revenue

The increase in our voyage revenue for the three months ended March 31, 2005 over the same period in 2004 is primarily attributable to the average freight rate increase of $18.87 per ton, or 45.5%, from $41.46 per ton in the first quarter of 2004 to $60.33 per ton in the comparable period in 2005.

Excluding high-volume, low-freighted aggregates bulk cargo, which we no longer regularly transport, average freight rates increased 28.3% from $47.02 per ton for the three months ended March 31, 2004 to $60.33 per ton for the same period in 2005. The increase in average freight rates resulted to a significant degree from the demand for raw materials from East Asian economies, most notably China. Countries in Latin America have been a primary source of those raw materials, especially agricultural products and metal concentrates. Our established shipping routes from Latin America, and our long-standing presence in Latin America through our affiliated service companies, positioned us well to take advantage of this increased demand.

The following table shows revenues attributable to our principal cargoes:

	Three Months Ended March 31, 2004		Three Months Ended March 31, 2005		Increase (Decrease)
Description	In Thousands	As a % of Total Voyage Revenue	In Thousands	As a % of Total Voyage Revenue	In Thousands	%
Steel products	$11,420	37.7	$19,371	42.0	$7,951	69.6
Metal concentrates	4,730	15.6	7,250	15.7	2,520	53.3
Fertilizers	3,845	12.7	4,802	10.4	957	24.9
Other bulk cargo	6,719	22.1	12,433	26.9	5,714	85.0
Agricultural products	2,044	6.7	876	1.9	(1,168)	(57.1)
Automotive products	1,032	3.4	680	1.5	(352)	(34.1)
Other	516	1.7	723	1.6	207	40.1
Voyage revenue	30,306	99.9	46,135	100.0	15,829	52.2
Logistics revenue	42	0.1	—		(42)	(100.0)
Total voyage revenue	$30,348	100.0	$46,135	100.0	$15,787	52.0

Time charter revenue

The increase in time charter revenue is attributable to an increase in the average daily charter hire rate, offset by a slight decrease in chartered vessel days. The 8.4% increase in our average per day charter hire rate from $18,218 for the three months ended March 31, 2004 compared to $19,751 for the same period in 2005 is attributable to both the increase in demand for ocean transportation of freight to accommodate growing economies in East Asia and Africa and the relative scarcity of dry bulk carriers to meet that demand. The chartered vessel days decreased 3.5% from 775 days for the three months ended March 31, 2004 compared to 748 days for the same period in 2005.

Voyage expense

Voyage expense consists of costs attributable to specific voyages. The number of voyage days is a significant determinant of voyage expense, and increases in commissions and bunker fuel costs also affected voyage expense. The following table shows the change in the number of voyage days in the three months ended March 31, 2004 compared to the same period in 2005.

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2005	Increase (Decrease)
Freight voyage days	1,267	1,616	349	27.5%
Time charter days	775	748	(27)	(3.5)%
Total voyage days	2,042	2,364	322	15.8%

The principal components of voyage expense were as follows:

	Three Months Ended March 31, 2004		Three Months Ended March 31, 2005		Increase (Decrease)
	In Thousands	As a % of Total Voyage Expense	In Thousands	As a % of Total Voyage Expense	In Thousands	%
Fuel expense	$3,561	29.6	$5,678	30.9	$2,117	59.4
Commission expense	2,876	23.9	3,894	21.2	1,018	35.4
Port call expense	3,096	25.8	4,187	22.8	1,091	35.2
Stevedore and other cargo-related expense	1,750	14.6	2,452	13.3	702	40.1
Miscellaneous voyage expense	735	6.1	2,164	11.8	1,429	194.5
Voyage expense	$12,018	100.0	$18,375	100.0	$6,357	52.9

The 52.9% increase in voyage expense for the three months ended March 31, 2005 compared to the same period in 2004 is primarily attributable to the increase in fuel expense and miscellaneous voyage expense. Commission expense was calculated at a rate of approximately 6.5% of freight booked based on revenue of $44.5 million for the three months ended March 31, 2004, compared to revenue of $60.9 million for the same period in 2005. Average freight rates increased 28.3% during the first three months of 2005 over the average freight rates for the same period in 2004. As indicated in the preceding table, commission expense followed the rise in freight rates during the first three months of 2005.

The 3.2% increase in voyage expense as a percentage of revenue for the three months ended March 31, 2005 resulted from a greater increase in voyage expenses than in voyage revenue compared to the same period in 2004. The 59.4% increase in fuel expense is attributable to an increase in both the average price and consumption from $189 per metric ton and 18,847 metric tons for the three months ended March 31, 2004 to $245 per metric ton and 23,196 metric tons for the same period in 2005. The 35.2% increase in port call expense is attributable to the increase in freight voyages from 28 voyages for the three months ended March 31, 2004 to 35 voyages for the same period in 2005. The increase in stevedore and other cargo-related expenses for the three months ended March 31, 2005 resulted from an increase in the percentage of cargo booked under full liner terms — shipments in which we bear the costs of loading and unloading — from 13.6% to 16.6% of voyage revenue and the decrease in the percentage of cargo booked under full or partial free-in or free-out terms — shipments in which the shipper pays the costs of loading and unloading — from 86.4% to 83.4% of voyage revenue. The 194.5% or $1.4 million increase in miscellaneous voyage expense for the three months ended March 31, 2005 over the same period in 2004 is attributable to an increase in canal dues, accrued loss, dispatch payable, cargo claim deductable and cost of a voyage joint venture in the amounts of $0.4 million, $0.3 million, $0.3 million $0.1 million and $0.3 million, respectively.

Vessel expense

Vessel expense consists of costs we incur to own and maintain our fleet that are not allocated to a specific voyage, such as charter hire rates for vessels we charter-in and drydocking, maintenance, insurance and crewing expenses for vessels we control. The following table sets forth the basic components of vessel expense.

	Three Months Ended March 31, 2004		Three Months Ended March 31, 2005		Increase (Decrease)
	In Thousands	As a % of Vessel Expense	In Thousands	As a % of Vessel Expense	In Thousands	%
Chartered-in vessel expense	$9,692	66.5	$12,377	62.8	$2,685	27.7
Owned vessel expense	4,054	27.8	7,322	37.2	3,268	80.6
Space charter expense	828	5.7	—	—	(828)	(100.0)
Vessel expense	$14,574	100.0	$19,699	100.0	$5,125	35.2

The increase in vessel expense for the three months ended March 31, 2005 is primarily attributable to an increase in both the controlled vessel fleet and charter hire rates that we paid for chartered-in vessels, partially offset by a decrease in the number of days that we chartered-in vessels.

The 0.5% decrease in vessel expense as a percentage of revenue in 2004 resulted from a greater increase in revenue (freight rates) than in vessel expenses.

Depreciation and amortization

The 48.7% increase in depreciation and amortization expense from $1.6 million for the three months ended March 31, 2004 to $2.4 million for the same period in 2005 reflects the growth of our controlled fleet and the increase in the useful life of vessels from 25 years in 2004 to 30 years effective January 1, 2005. This change in estimate on the three months ended March 31, 2005 increased our net income by $2.3 million.

Management fees

We paid management fees to our affiliated service companies as shown in the following table.

	Three Months Ended March 31, 2004		Three Months Ended March 31, 2005		Increase (Decrease)
	In Thousands	As a % of Management Fees	In Thousands	As a % of Management Fees	In Thousands	%
Technical management fees	$416	42.9	$695	54.9	$279	67.0
Operational management fees	555	57.1	572	45.1	17	3.0
Total management fees	$971	100.0	$1,267	100.0	$296	30.4

The 67.0% increase in technical management fees paid, which we pay to Roymar for managing our controlled fleet, is attributable to a 10.4% cost of living increase in the monthly maintenance fee per vessel to $12,029 that took effect on February 8, 2004 and the growth of the controlled vessel fleet under Roymar management from 12 vessels as of March 31, 2004 to 21 vessels as of the same date in 2005.

We pay management fees to TBS Shipping Services for overseeing the operations of our voyages. The fees payable for 2004 reflected an increase attributable to a 10.3% cost of living increase in the monthly operational management fee per vessel to $8,447 that took effect on February 9, 2004. Management fee days increased 15.8% from 2,042 days for the three months ended March 31, 2004 to 2,364 days for the same period in 2005.

Although we will continue to pay management fees to Roymar and TBS Shipping Services after they have become subsidiaries of International, those management fees will be eliminated in our consolidated financials statements. See "Certain Relationships and Transactions" for a discussion of the relationships between us and our affiliated service companies.

General and administrative expense

The 33.8% decrease in general and administrative expense is primarily due to the decrease in professional fees and miscellaneous expense (primarily accounts receivable reserve) from $1.2 million and $1.0 million, respectively, for the three months ended March 31, 2004 compared to $0.5 million and $0.1 million, respectively, for the same period in 2005.

Income from operations

The $4.6 million increase in income from operations for the three months ended March 31, 2005 over the same period in 2004 is attributable in significant part to increased freight and time charter rates. Operating margin for three months ended March 31, 2004 and 2005 were essentially unchanged at 29.7% and 29.2%, respectively.

Interest expense

The 56.7% increase in interest expense for the three months ended March 31, 2005 over the same period in 2004 was due to borrowings drawn down on July 1, 2004, August 26, 2004, December 23, 2004, February 18, 2005 and March 1, 2005 in the amounts of $15.0 million, $15.0 million, $7.2 million, $7.5 million and $23.5 million, respectively.

Year ended December 31, 2004 compared to year ended December 31, 2003

	Year Ended December 31, 2003		Year Ended December 31, 2004		Increase (Decrease)
	In Thousands	As a % of Total Revenue	In Thousands	As a % of Total Revenue	In Thousands	%
Voyage revenue	$119,721	83.5	$158,061	75.7	$38,340	32.0
Time charter revenue	23,625	16.5	50,746	24.3	27,121	114.8
Total revenue	143,346	100.0	208,807	100.0	65,461	45.7
Voyage expense	52,454	36.6	60,692	29.1	8,238	15.7
Vessel expense	62,234	43.4	79,273	38.0	17,039	27.4
Depreciation and amortization	6,887	4.8	10,137	4.9	3,250	47.2
Management and agency fees	3,864	2.7	4,414	2.1	550	14.2
General and administrative	6,463	4.5	7,347	3.5	884	13.7
Loss from sale of vessels, net	9,905	6.9	—	—	(9,905)	n/m
Income from operations	1,539	1.1	46,944	22.5	45,405	2,950.3
Other (expenses) and income
Interest expense	(5,145)	(3.6)	(5,148)	(2.5)	(3)	(0.1)
Other income	68	0.0	111	0.1	43	63.2
Gain on early extinguishment of debt	2,373	1.7	—	—	(2,373)	n/m
Deemed preference dividends and accretion	(829)	(0.6)	—	—	829	n/m
Net (loss) income	$(1,994)	(1.4)	$41,907	20.1	$43,901	n/m

        Voyage revenue

The increase in our voyage revenue in 2004 over 2003 is primarily attributable to the 113.1% increase in average freight rates from $20.24 per ton in 2003 to $43.13 per ton in 2004. A 7.3% decrease in the number of voyage days, from 6,594 in 2003 to 6,112 in 2004, partially offset the effect of this increase in average freight rates.

Excluding high-volume, low-freighted aggregates bulk cargo, which we no longer regularly transport, average freight rates increased 34.4% from $39.27 per ton in 2003 to $52.79 per ton in 2004. The increase in average freight rates resulted to a significant degree from the demand for raw materials from East Asian economies, most notably China. Countries in Latin America have been a primary source of those raw materials, especially agricultural products and metal concentrates. Our established shipping routes from Latin America, and our long-standing presence in Latin America through our affiliated service companies, positioned us well to take advantage of this increased demand. Our results for 2004 also benefited from an increase to two monthly sailings from one monthly sailing of fertilizers for Honeywell from Virginia to Latin America.

The following table shows revenues attributable to our principal cargoes:

	Year Ended December 31, 2003		Year Ended December 31, 2004		Increase (Decrease)
Description	In Thousands	As a % of Total Voyage Revenue	In Thousands	As a % of Total Voyage Revenue	In Thousands	%
Steel products	$41,992	35.0	$62,286	39.4	$20,294	48.3
Metal concentrates	12,959	10.8	18,029	11.4	5,070	39.1
Fertilizers	6,799	5.7	16,342	10.3	9,543	140.4
Other bulk cargo	20,684	17.3	14,684	9.3	(6,000)	(29.0)
Agricultural products	14,845	12.4	11,696	7.4	(3,149)	(21.2)
Automotive products	7,600	6.4	4,480	2.8	(3,120)	(41.1)
Other	14,649	12.2	30,277	19.2	15,628	106.7
Voyage revenue	119,528	99.8	157,794	99.8	38,266	32.0
Logistics revenue	193	0.2	267	0.2	74	38.3
Total voyage revenue	$119,721	100.0	$158,061	100.0	$38,340	32.0

        Time charter revenue

The increase in time charter revenue is attributable to the increase in the average daily charter hire rate and a slight increase in chartered vessel days. The 88.5% increase in our average per day charter hire rate from $9,686 in 2003 to $18,254 in 2004 is attributable to both the increase in demand for ocean transportation of freight to accommodate growing economies in East Asia and Africa and the relative scarcity of dry bulk carriers to meet that demand. Shipments of salt and sugar from Brazil to Nigeria accounted for approximately 21.3% of the increase from 2003 to 2004.

        Voyage expense

Voyage expense consists of costs attributable to specific voyages. The number of voyage days is a significant determinant of voyage expense, and increases in commissions and bunker fuel costs also affected voyage expense. The following table shows the change in the number of voyage days in the year ended December 31, 2004 compared to the same period in 2003.

	Year Ended December 31, 2003	Year Ended December 31, 2004	Increase (Decrease)
Freight voyage days	6,594	6,112	(482)	(7.3)%
Time charter days	2,439	2,780	341	14.0
Total voyage days	9,033	8,892	(141)	(1.6)%

The principal components of voyage expense were as follows:

	Year Ended December 31, 2003		Year Ended December 31, 2004		Increase (Decrease)
	In Thousands	As a % of Voyage Expense	In Thousands	As a % of Voyage Expense	In Thousands	%
Fuel expense	$16,600	31.6	$18,369	30.3	$1,769	10.7
Commission expense	9,500	18.1	13,496	22.2	3,996	42.1
Port call expense	12,400	23.6	13,932	23.0	1,532	12.4
Stevedore and other cargo-related expense	10,100	19.3	9,948	16.4	(152)	(1.5)
Miscellaneous voyage expense	3,854	7.4	4,947	8.1	1,093	28.4
Voyage expense	$52,454	100.0	$60,692	100.0	$8,238	15.7

The 15.7% increase in voyage expense in 2004 over 2003 is primarily attributable to the increase in commission expense, which was calculated at a rate of approximately 6.5% of freight booked based on revenue of $208.8 million in 2004 compared to $143.3 million in 2003. Average freight rates more than doubled in 2004 over the average rates that prevailed in 2003. As indicated in the preceding table, commission expense followed the rise in freight and charter rates during 2004.

The 7.5% decrease in voyage expense as a percentage of revenue in 2004 resulted from a greater increase in voyage revenue than in voyage expenses, as well as a decrease in the number of voyage days in 2004. The decrease in stevedore and other cargo-related expenses in 2004 resulted from an increase in the percentage of cargo booked under full or partial free-in free-out terms — shipments in which the shipper pays the costs of loading and unloading — from 82.7% in 2003 to 85.5% in 2004 of voyage revenue and the decrease in the percentage of cargo booked under full liner terms — shipments in which we bear the costs of loading and unloading — from 17.3% in 2003 to 14.5% in 2004 of voyage revenue.

        Vessel expense

Vessel expense consists of costs we incur to own and maintain our fleet that are not allocated to a specific voyage, such as charter hire rates for vessels we charter-in and drydocking, maintenance, insurance and crewing expenses for vessels we control. The following table sets forth the basic components of vessel expense:

	Year Ended December 31, 2003		Year Ended December 31, 2004		Increase (Decrease)
	In Thousands	As a % of Vessel Expense	In Thousands	As a % of Vessel Expense	In Thousands	%
Chartered-in vessel expense	$39,834	64.0	$55,681	70.2	$15,847	39.8
Owned vessel expense	17,218	27.7	20,516	25.9	3,298	19.2
Space charter expense	5,182	8.3	3,076	3.9	(2,106)	(40.6)
Vessel expense	$62,234	100.0	$79,273	100.0	$17,039	27.4

The increase in vessel expense in 2004 is primarily attributable to increased charter hire rates that we paid for chartered-in vessels, partially offset by a decrease in the number of days that we chartered-in vessels.

The 5.4% decrease in vessel expense as a percentage of revenue in 2004 resulted from a greater increase in revenue (freight rates) than in vessel expenses.

        Depreciation and amortization

The 47.2% increase in depreciation and amortization expense from $6.9 million in 2003 to $10.1 million in 2004 reflects the growth of our controlled fleet. In 2004, our controlled fleet averaged 14.9 vessels, compared to 12.9 vessels in 2003.

        Management fees

We paid management fees to our affiliated service companies as shown in the following table.

	Year Ended December 31, 2003		Year Ended December 31, 2004		Increase
	In Thousands	As a % of Management Fees	In Thousands	As a % of Management Fees	In Thousands	%
Technical management fees	$1,566	40.5	$1,984	44.9	$418	26.7
Operational management fees	2,298	59.5	2,430	55.1	132	5.7
Total management fees	$3,864	100.0	$4,414	100.0	$550	14.2

The 26.7% increase in technical management fees paid, which we pay to Roymar for managing our controlled fleet, is attributable to a 10.4% cost of living increase in the monthly maintenance fee per vessel to $12,029 that took effect on February 8, 2004 and the addition of five vessels to our fleet between May and November 2004.

We pay management fees to TBS Shipping Services for overseeing the operations of our voyages. The fees payable for 2004 reflected an increase attributable to a 10.3% cost of living increase in the monthly operational management fee per vessel to $8,447 that took effect on February 9, 2004. This increase was offset by a 141-day, or 1.6%, decrease in voyage days to 8,892 days for 2004 from the 9,033 voyage days recorded for 2003.

The decrease in management fees as a percentage of voyage revenue in 2004 compared to 2003 reflects the fact that management fees are based on the number of voyage days. Although we will continue to pay management fees to Roymar and TBS Shipping Services after they have become subsidiaries of International, those management fees will be eliminated in our consolidated financials statements.

See "Certain Relationships and Transactions" for a discussion of the relationships between us and our affiliated service companies.

        General and administrative expense

The increase in general and administrative expense is primarily due to an increase in the accounts receivable reserve of $0.8 million in order to reserve for specific customers where collection is questionable.

        Income from operations

The $45.4 million increase in income from operations in 2004 over 2003 is attributable in significant part to increased freight rates and time charter rates, and also to the $9.9 million charge taken in 2003 to reflect the difference between the price paid to us and the book value of seven vessels that we sold in December 2003 and one vessel that we sold in October 2003. We used the proceeds from the December 2003 sale to extinguish outstanding senior secured debt relating to the sold vessels, on which we recorded a gain of $2.4 million. We did not have a similar transaction in 2004. Other factors that contributed to the increase in income in 2004 were the increase in freight rates and time charter rates. For the same reasons, operating margin for 2004 increased to 22.5% from 1.1% for 2003.

        Interest expense

The increase in interest expense in 2004 over 2003 was due to borrowings to fund the purchase of one vessel in November 2003 and the sale and leaseback of seven vessels in December 2003. Both transactions were recorded as capital leases with the imputed interest amortized over the life of the related agreements.

Year ended December 31, 2003 compared to year ended December 31, 2002

	Year Ended December 31, 2002		Year Ended December 31, 2003		Increase (Decrease)
	In Thousands	As a % of Total Revenue	In Thousands	As a % of Total Revenue	In Thousands	%
Voyage revenue	$94,403	92.7	$119,721	83.5	$25,318	26.8
Time charter revenue	7,421	7.3	23,625	16.5	16,204	218.4
Total revenue	101,824	100.0	143,346	100.0	41,522	40.8
Voyage expense	48,713	47.8	52,454	36.6	3,741	7.7
Vessel expense	35,133	34.5	62,234	43.4	27,101	77.1
Depreciation and amortization	6,282	6.2	6,887	4.8	605	9.6
Management and agency fees	3,237	3.2	3,864	2.7	627	19.4
General and administrative	4,684	4.6	6,463	4.5	1,779	38.0
Loss from sale of vessels, net	–	–	9,905	6.9	9,905	n/m
Income from operations	3,775	3.7	1,539	1.1	(2,236)	(59.2)
Other (expenses) and income
Interest expense	(5,321)	(5.2)	(5,145)	(3.6)	176	3.3
Other income	23	0.0	68	0.0	45	195.7
Gain on early extinguishment of debt	–	–	2,373	1.7	2,373	n/m
Deemed preference dividends and accretion	–	–	(829)	(0.6)	(829)	n/m
Net (loss)	$(1,523)	(1.5)	$(1,994)	(1.4)	$(471)	(30.9)

        Voyage revenue

The 26.8% increase in our voyage revenue for 2003 over 2002 is primarily attributable to the 103.4% increase in cargo tons, from 2.9 million tons in 2002 to 5.9 million tons in 2003. The increased cargo volume was partially offset by a 37.0% decrease in average freight rates in 2003, from $32.13 per ton in 2002 to $20.24 per ton in 2003. Excluding high-volume, low-freighted aggregates bulk cargo, which accounted for 56.3% of the increased tonnage in 2003, our average freight rates for 2003 increased $1.91 per ton or 5.1% from $37.36 in 2002 to $39.27 per ton in 2003. We supported this increase in cargo tons in 2003 with a 84.8% increase in the number of days in which we chartered-in vessels. The following table shows the number of vessel days in 2003 compared to 2002:

	Year Ended December 31, 2002	Year Ended December 31, 2003	Increase
Owned vessel days	4,550	4,705	155	3.4%
Chartered-in vessel days	2,387	4,411	2,024	84.8
Total vessel days	6,937	9,116	2,179	31.4%

The following table shows revenues attributable to our principal cargoes:

	Year Ended December 31, 2002		Year Ended December 31, 2003		Increase (Decrease)
Description	In Thousands	As a % of Voyage Revenue	In Thousands	As a % of Voyage Revenue	In Thousands	%
Steel products	$26,566	28.1	$41,992	35.0	$15,426	58.1
Other bulk cargo	3,091	3.3	20,684	17.3	17,593	569.2
Agricultural products	3,886	4.1	14,845	12.4	10,959	282.0
Metal concentrates	14,263	15.1	12,959	10.8	(1,304)	(9.1)
Automotive products	26,680	28.3	7,600	6.4	(19,080)	(71.5)
Fertilizers	2,077	2.2	6,799	5.7	4,722	227.3
Other	17,775	18.8	14,649	12.2	(3,126)	(17.6)
Voyage revenue	$94,338	99.9	$119,528	99.8	$25,190	26.7
Logistics revenue	65	0.1	193	0.2	128	196.9
Total voyage revenue	$94,403	100.0	$119,721	100.0	$25,318	26.8

        Time charter revenue

The increase in time charter revenue in 2003 over 2002 is attributable to the increase in chartered vessel days, accompanied by an increase in the average daily charter hire rate. The increase in the number of charter vessel days in 2003 was due to an increase in the positioning of vessels to the Atlantic Region from eight vessels in 2002 to 19 vessels in 2003. In addition, charters beginning in South America increased from eight vessels in 2002 to 17 vessels in 2003.

	Year Ended December 31, 2002	Year Ended December 31, 2003	Increase
Average per day charter rate	$7,413	$9,686	$2,273	30.7%
Time charter days	1,001	2,439	1,438	143.7

        Voyage expense

Voyage expense consists of costs attributable to specific voyages. The increase in voyage expense is primarily due to the increase in voyage activity discussed above under "Voyage revenue."

The principal components of voyage expense were as follows:

	Year Ended December 31, 2002		Year Ended December 31, 2003		Increase (Decrease)
	In Thousands	As a % of Voyage Expense	In Thousands	As a % of Voyage Expense	In Thousands	%
Fuel expense	$13,600	27.9	$16,600	31.6	$3,000	22.1
Commission expense	7,200	14.8	9,500	18.1	2,300	31.9
Port call expense	13,300	27.3	12,400	23.6	(900)	(6.8)
Stevedore and other cargo-related expense	11,200	23.0	10,100	19.3	(1,100)	(9.8)
Miscellaneous voyage expense	3,413	7.0	3,854	7.4	441	12.9
Voyage expense	$48,713	100.0	$52,454	100.0	$3,741	7.7

The increase in commission expense in 2003 is due to the increase of 26.8% in voyage revenue. Although commission expense is calculated at a rate of approximately 6.5% of freight booked and average freight rates decreased in 2003, voyage revenue increased significantly in 2003 and more than compensated for the decline in average freight rates.

Fuel expense increased by 22.1% in 2003 primarily due to higher bunker prices, contributing to an increase in fuel expense as a percentage of voyage expense, and increased fuel consumption, reflecting an increased number of voyage days.

The 11.2% decrease in voyage expense as a percentage of revenue in 2003 resulted from a greater increase in voyage revenue than in voyage expenses. The decrease in stevedore and other cargo-related expenses in 2003 resulted from an increase in the percentage of cargo booked under full or partial free-in free-out terms — shipments in which the shipper pays the costs of loading and unloading — and the decrease in the percentage of cargo booked under full liner terms — shipments in which we pay the costs of loading and unloading.

        Vessel expense

Vessel expense consists of costs we incur to own and maintain our fleet, such as drydocking, maintenance, insurance and crewing expenses for vessels we control, and charter hire rates for vessels we charter-in. The following table sets forth the basic components of vessel expense:

	Year Ended December 31, 2002		Year Ended December 31, 2003		Increase
	In Thousands	As a % of Vessel Expense	In Thousands	As a % of Vessel Expense	In Thousands	%
Chartered-in vessel expense	$14,725	41.9	$39,834	64.0	$25,109	170.5
Owned vessel expense	15,285	43.5	17,218	27.7	1,933	12.6
Space charter expense	5,123	14.6	5,182	8.3	59	1.2
Vessel expense	$35,133	100.0	$62,234	100.0	$27,101	77.1

The increase in vessel expense in 2003 is primarily attributable to charter hire rates we paid for chartered-in vessels and the 84.8% increase in the number of days we chartered-in vessels, from 2,387 days in 2002 to 4,411 days in 2003. The average charter rate per day increased 48.0% to $9,031 per day in 2003 from $6,170 per day in 2002.

The 8.9% increase of vessel expense as a percentage of revenue, from 34.5% in 2002 to 43.4% in 2003, is due in significant degree to the high percentage of chartered-in vessel days.

        Depreciation and amortization

The 9.6% increase in depreciation expense from $6.3 million in 2002 to $6.9 million in 2003 reflects depreciation of two vessels for the full 12 months of 2003 compared to only eight months in 2002.

        Management fees

We paid management fees to our affiliated service companies as shown in the following table:

	Year Ended December 31, 2002		Year Ended December 31, 2003		Increase
	In Thousands	As a % of Management Fees	In Thousands	As a % of Management Fees	In Thousands	%
Technical management fees	$1,503	46.4	$1,566	40.5	$63	4.2
Operational management fees	1,734	53.6	2,298	59.5	564	32.5
Total management fees	$3,237	100.0	$3,864	100.0	$627	19.4

The primary reason for the 4.2% increase in technical management fees paid to Roymar for managing our controlled fleet was the inclusion of two vessels for the full 12 months of 2003 compared to only eight months in 2002.

The increase in operational management fees paid to TBS Shipping Services for overseeing the operations of our voyages is attributable to an increase in voyage days.

Management fees are based on voyage days, which increased 2,210 days or 32.6% to 9,033 days for the year ended December 31, 2003 compared to 6,823 for the same period in 2002.

See "Certain Relationships and Transactions" for a discussion of the relationships between us and our affiliated service companies.

        General and administrative expense

The increase in general and administrative expense reflects a $1.4 million, or 48.3%, increase in professional fees to $4.3 million for 2003 compared to $2.9 million in 2002. Professional fees include costs charged by affiliates with respect to the inspection of vessels for possible purchase, advances to brokers to secure ship financing, financial reporting, supercargo and representation, vessel superintendents and logistics company personnel.

        Loss from sale of vessels

The $9.9 million net loss from the sale of vessels in 2003 was due to a loss in the amount of $10.1 million resulting from the sale and leaseback of seven vessels, partially offset by a $0.2 million profit from the sale of one vessel. We engaged in these transactions in order to raise the necessary funds to repurchase, on favorable terms, approximately $36.2 million in principal amount of our outstanding First Preferred Ship Mortgage Notes Due 2008.

        Income from operations

Income from operations, which gives effect to the loss from sale of vessels as an operating expense, decreased to $1.5 million in 2003 from $3.8 million in 2002. Without giving effect to the sale of vessels, operating income would have increased by 200% to $11.4 million in 2003. Operating margin for 2003, giving effect to the loss from sale of vessels as an operating expense, decreased 2.6% in 2003 to 1.1% compared to 3.7% for 2002. Without giving effect to the sale of vessels, operating margin increased 4.3% to 8.0% in 2003 compared to 3.7% for 2002.

        Gain on early extinguishment of debt

In December 2003, we purchased $40.1 million in principal amount of our First Preferred Ship Mortgage Notes for $37.7 million and recorded a gain on early extinguishment of debt of $2.4 million. The purchase was made up of a discounted amount of $33.8 million plus a contingent amount of $3.9 million of additional consideration payable if specified earnings targets were exceeded. The contingent amount was recorded as a liability to be paid in June 2005 because it was clear at the time we reported our 2003 results that the 2004 earnings targets would be met.

Liquidity and Capital Resources

We believe that our liquidity and capital resources are sufficient to meet all obligations for the foreseeable future. Cash and cash equivalents at December 31, 2002, December 31, 2003, December 31, 2004 and March 31, 2005 were $3.8 million, $8.6 million, $21.7 million and $33.1 million, respectively.

The increase in cash and cash equivalents from December 31, 2004 to March 31, 2005 was the result of $23.5 million in net cash provided by operating activities and $27.0 million in net cash provided by financing activities, offset by $39.1 million in net cash used in investing activities, consisting of $42.8 million used for vessel acquisitions and capital improvement costs offset by $3.7 million in deposits for vessel purchases. The cash and cash equivalents account balance as of December 31, 2004 does not include $7.5 million in deposits made during the year ended December 31, 2004 in connection with the purchase of seven vessels.

The increase in cash and cash equivalents from December 31, 2003 to December 31, 2004 is the result of $52.9 million in net cash provided by operating activities in 2004 and $24.3 million in net cash provided by financing activities, offset by $64.1 million in net cash used in investing activities, consisting of $56.6 million used for vessel acquisitions and capital improvement costs and $7.5 million in deposits for vessel purchases. The cash and cash equivalents account balance as of December 31, 2004 does not include $7.5 million in deposits made during the year ended December 31, 2004 in connection with the purchase of seven vessels.

The increase in cash and cash equivalents from December 31, 2002 to December 31, 2003 is the result of $11.3 million in net cash provided by operating activities and $33.3 million in net cash provided by investing activities, offset by $39.8 million in net cash used in financing activities. The cash and cash equivalents account balance as of December 31, 2002 does not include $0.5 million of restricted cash from the sale of two vessels, the Maya Maiden and Montauk Maiden, in September 2001 and October 2001, respectively. The restricted cash account contained $1.4 million in net cash proceeds from the sale of the two vessels, less $0.9 million that was released to us for capital improvements performed on vessels.

Since March 31, 2005, we have used or committed to use $86.9 million to acquire seven vessels. We expect to finance the purchase of these vessels using existing or future credit facilities and cash from operations. We are negotiating the terms of a new credit facility that we currently anticipate will be available in July 2005. Until then, on a temporary basis, we borrowed $12.0 million under our revolving credit facility on June 17, 2005 to fund our working capital. We intend to use a portion of the net proceeds of the offering to repay these borrowings under our revolving credit facility. We also may use some of the proceeds from this offering to finance the purchase of these vessels. In addition, we will take possession of one additional vessel on June 28, 2005 for which we paid $15.8 million, and we anticipate executing a memorandum of agreement on June 30, 2005 to purchase an additional vessel at a cost of $13.8 million.

Our net charter hire receivables balance at December 31, 2002, December 31, 2003, December 31, 2004 and March 31, 2005 was $11.3 million, $13.4 million, $15.4 million and $14.5 million, respectively. Our gross charter hire receivables balance at December 31, 2002, December 31, 2003, December 31, 2004 and March 31, 2005 was $11.6 million, $13.9 million, $16.9 million and $15.8 million, respectively.

In accordance with our reserve policy, we take a percentage of outstanding receivables, based on prior years' experience, as a general reserve — usually between 2% and 3% of the receivables balance. Our management also identifies specific receivables that it believes we will have difficulty collecting and creates additional reserves for those balances. As of March 31, 2005, those additional reserves totaled $1.0 million, and our aggregate reserves totaled $1.3 million.

Our inventory account balance at December 31, 2002, December 31, 2003, December 31, 2004 and March 31, 2005 was $2.4 million, $2.3 million, $3.4 million and $4.2 million, respectively. The inventory consists primarily of fuel and lubricating oil, which increased as our controlled vessels increased from 13, 13, 18 and 22 at the year ended December 31, 2002, 2003, 2004 and for the three months ended March 31, 2005, respectively.

Our prepaid expense account balance at December 31, 2002, December 31, 2003, December 31, 2004 and March 31, 2005 was $1.1 million, $2.1 million, $3.9 million and $2.0 million, respectively. The fluctuation in our prepaid expense account balance was largely due to increased prepaid charter hire.

Our primary sources of liquidity are cash flows from operations and working capital. As of December 31, 2004, subsidiaries representing 14% of our net assets are restricted from paying dividends to International pursuant to loan agreements to which they are parties.

Our contractual obligations as of December 31, 2004 are shown in the following table:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Debt obligations (1)(2)	$38,511	$12,447	$13,637	$10,122	$2,305
Capital lease obligations	34,641	4,731	12,643	17,267	—
Operating lease obligations	26,451	21,515	4,936	—	—
Other purchase obligations (3)(4)	67,491	67,491	—	—	—
Total contractual cash obligations	$167,094	$106,184	$31,216	$27,389	$2,305

(1)	As of March 31, 2005, we had $3.9 million of indebtedness outstanding on the First Preferred Ship Mortgage Notes and $40.0 million of indebtedness outstanding under loans to our subsidiaries that we guarantee, consisting of $19.8 million under the $22.5 million credit facility with a group of lenders led by GMAC Commercial Finance LLC, $13.0 million under the $15.0 million credit facility with Merrill Lynch Business Financial Services, Inc. and $7.2 million under the $7.2 million credit facility with The Royal Bank of Scotland plc.

(2)	On March 1, 2005, we obtained a $45.0 million loan commitment from AIG Commercial

Equipment Finance, Inc. that we guarantee for our subsidiaries. $23.5 million, $13.8 million and $7.7 million were drawn down on March 1, 2005, April 21, 2005 and April 22, 2005, respectively.

(3)	We purchased, or entered into memoranda of agreement to purchase, seven vessels in the first half of 2005 at an aggregate purchase price of $75.0 million.

(4)	During the months of April and May of 2005, we entered into memoranda of agreement to purchase three additional vessels.

Quantitative and Qualitative Disclosure of Market Risk

        Interest rate fluctuation

The shipping industry is a capital-intensive industry, requiring significant investments that are often financed using medium- and long-term debt. Because some of our debt contains a floating interest rate that fluctuates with LIBOR, our interest expense is affected by changes in interest rates and rising interest rates could adversely affect future earnings.

As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 100 basis points would have decreased our net income and cash flows in the first three months of 2005 by approximately $0.2 million based upon our debt level at March 31, 2005. The following table sets forth the sensitivity of our outstanding debt in U.S. dollars to a 100 basis points increase in LIBOR during the next five years on the same basis.

Year	Amount
(In thousands)
2005	$803
2006	714
2007	501
2008	344
2009	145

        Foreign exchange rate risk

Our financial results are affected by changes in foreign exchange rates. Changes in foreign exchange rates could adversely affect our earnings. We generate all of our revenues in U.S. dollars, but incur approximately 4.3% of our operating expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in currencies other than U.S. dollars are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2004, approximately 2.4% of our outstanding accounts payable was denominated in currencies other than U.S. dollars. At March 31, 2005, approximately 19.9% of our outstanding accounts payable was denominated in currencies other than U.S. dollars.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties and could result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see note 2 to our consolidated financial statements.

        Impairment of long-lived assets

We are required to review for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is recognized when the estimate of undiscounted future cash flows expected to be generated by the asset is less than its carrying amount. Measurement of the impairment loss is based at the vessel level. Management performs impairment analyses when certain triggering events occur.

        Depreciation

Vessels are stated at cost. Depreciation of vessels is calculated using the straightline method over the useful lives of the vessels, which are estimated as 30 years from the date delivered by the shipyard. Expenditures which materially increase values, change capacities or extend useful lives are capitalized in vessels. Routine repair, replacement and maintenance costs are expensed as incurred.

        Provision for drydock costs

A provision for drydocking costs, including major vessel overhaul costs incurred during periodic inspections for regulatory and insurance purposes, is accrued and charged to expense ratably over the period to the next drydocking, which averages approximately 30 months. This provision is included in accrued expenses.

        Allowance for doubtful accounts

We assess the recoverability of doubtful accounts and we create an allowance for the possibility of non-recoverability. Although we believe our allowances to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated allowance for doubtful recoverability is inadequate.

        Revenue recognition

Voyage revenue and expenses include estimates for voyages in progress. Estimated profits from voyages in progress are recognized on a percentage-of-completion basis by prorating the estimated final voyage revenue and expenses using the ratio of voyage days completed through year-end to total voyage days. When a loss is forecasted for a voyage, the full amount of the anticipated loss is recognized in the period in which that determination is made. Revenue from time charters in progress is calculated using the daily charter hire rate, net of daily expenses, multiplied by the number of voyage days on-hire through year-end.

New Accounting Pronouncements

On May 13, 2003, the FASB issued FASB Statement No. 150, or FAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. FAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that those instruments be classified as liabilities (or assets in certain circumstances) in statments of financial position. FAS 150 affected our accounting for our mandatorily redeemable preference shares. A financial instrument is deemed mandatorily redeemable if it embodies an obligation outside the control of the issuer and the holder to redeem the instrument by transferring cash or other assets and the obligation is required to be redeemed at a specified or determinable date or upon an event certain to occur. The effect of FAS 150 during the third quarter ended September 30, 2003 was to classify mandatorily redeemable preference shares as a liability because it was at that time that we became subject to an unconditional obligation to redeem the preference shares by transferring assets at a specified date and to record the accretion and deemed preference dividends in-kind on the statement of operations. The effect was to record $829,703 of accretion and deemed dividends as a component of operations rather than as a component of additional paid-in capital from July 1, 2003 to December 31, 2003, the period in 2003 for which FAS 150 affected us, which resulted in a decrease to net income for December 31, 2003.

On January 17, 2003 the FASB issued FASB Interpretation No. 46R, or FIN 46R, Consolidation of Variable Interest Entities and Interpretation of ARB No. 51. FIN 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A variable interest entity is required to be consolidated by the company that has a majority of the expected losses or profits of the variable interest entity. The consolidation provisions of FIN 46R, as revised, were effective immediately for interests created after January 31, 2003 and were effective on March 31, 2004 for interests created before February 1, 2003. FIN 46R did not have a significant impact on us in 2004, but may in the future.

THE INTERNATIONAL DRY CARGO INDUSTRY

The information and data contained in this section have been provided to us by Drewry Shipping Consultants Limited and were taken from Drewry databases and other sources available in the public domain. Drewry has advised us that some information in their database may be based on or include subjective judgments or estimates. Equally, no independent verification has been carried out of data drawn from other sources.

International Dry Bulk Trade

The marine industry is a vital link in international trade, with ocean-going vessels representing the most efficient, and often the only, method of transporting large volumes of basic commodities and finished products. In 2004, approximately 2.4 billion tons of dry bulk cargo were transported by sea, comprising more than one-third of all international seaborne trade.

Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. Dry bulk cargo is generally categorized as either major bulk or minor bulk. Major bulk cargo constitutes the vast majority of dry bulk cargo by weight, and includes, among other things, iron ore, coal and grain. Minor bulk cargo includes products such as agricultural products, mineral cargoes (including metal concentrates), cement, forest products and steel products and represents the balance of the dry bulk industry. Other dry cargo is categorized as container cargo, which is cargo shipped in 20- or 40-foot containers and includes a wide variety of finished products, and non-container cargo, which includes other dry cargoes that cannot be shipped in a container due to size, weight or handling requirements, such as large manufacturing equipment or large industrial vehicles.

The balance of seaborne trade involves the transport of liquids or gases in tanker vessels and includes products such as oil, refined oil products and chemicals. The breakdown of seaborne trade by main commodity type is indicated in the following table.

World Seaborne Trade in 2004 (1)

	Tons (Millions)	% Total
All cargo
Dry bulk	2,427	38.3%
Liquid (oils/gases/chemicals)	2,520	39.8%
Container cargo	896	14.1%
Non-container/general cargo	493	7.8%
Total	6,336	100.0%
Trade in Dry Bulk Commodities Only
Coal	625	25.8%
Iron ore	617	25.4%
Grain	228	9.4%
Minor bulks	956	39.4%
Total	2,426	100.0%

Source: Drewry

(1) Projected.

Dry Bulk Seaborne Trade in 2004 (1)

Source: Drewry

(1)    Projected.

Coal

Coal is an abundant commodity, with current coal reserves to production ratios of more than 200 years of supply compared with 41 years for oil and 67 years for natural gas. In addition, coal is mined in more than 50 countries with no world dependence in any one region. Steam coal is used mainly for power generation. Coking (metallurgical) coal is used to produce coke to feed blast furnaces in the production of steel.

In terms of imports, Japan ranked first in 2003 with 161 million tons of imports and the European Union second with 110 million tons.

Australia is the biggest steam coal exporter, with 105 million tons in 2003 accounting for 25% of world exports. Indonesia ranked second with 85 million tons, while China was the third largest exporter with 73 million tons in 2003. Chinese coal imports have increased almost as dramatically as their exports over the last five years. Chinese coal imports for 2003 were almost 10.8 million tons, a 500% increase from the 1.6 million tons reported in 1999. Exports in 1999 were 12.7 million tons, an increase of 150% from 1999.

Iron Ore

Iron ore is used as a raw material for the production of steel along with limestone and coking coal. Steel is the most important construction and engineering material in the world. In 2004 approximately 650 million tons of iron ore was exported worldwide, with the main importers being China, the European Union, Japan and South Korea. The main producers and exporters of iron ore are Australia and Brazil.

As the figures below indicate, Chinese imports of iron ore have grown significantly in the last few years and have been the major driving force in the dry bulk sector.

Chinese Iron Ore Imports

Year	Volume (Million Tons)
1999	111.3
2000	55.3
2001	70.0
2002	92.5
2003	148.2

Source: Drewry

Grain

Grains include wheat, coarse grains (corn, barley, oats, rye and sorghum) and oil seeds extracted from different crops such as soybeans, cottonseeds and others. In general, wheat is used for human consumption, while coarse grains are used as feed for livestock. Oil seeds have a mixed use as vegetable oil for human consumption or for industrial use, while their protein-rich residue is used as a raw material for cereal supply in animal feed.

Total grain production is dominated by the U.S. Argentina is the second largest producer, followed by Canada and Australia. In terms of imports, the Asia/Pacific region (excluding Japan) ranks first, followed by Latin America, Africa and the Middle East.

Minor Bulks

The balance of dry bulk trade, minor bulks, subdivides into secondary bulks (free-flowing cargo) and neo-bulks (non-free-flowing or part manufactured cargo). The latter are mainly transported in small vessels of less than 40,000 dwt. Minor bulk cargoes include bauxite and alumina, phosphate rock and other fertilizer raw materials, as well as finished fertilizers, other agricultural and mineral cargoes, cement, forest products and steel products (including scrap). In 2004, total trade in minor bulks amounted to 956 million tons.

Bauxite and Alumina

Bauxite and alumina are the principal ores from which aluminium is extracted. Major trade flows from Australia, Brazil, West Africa and the Caribbean to Europe and North America. Cargoes are predominately small parcels carried on Panamax or Handymax vessels.

Agricultural Products (Not Including Grain)

Principal tramp agricultural products are sugar and cotton, which are generally bagged, although raw sugar is also carried loose in bulk. Products such as coffee and cocoa are moving towards containers as these vessels offer a greater advantage to sensitive commodities.

Minor Bulk Trade 2000 to 2004 (1)

	2000	2001	2002	2003	2004 (1)
	Million tons
Bauxite	30.0	29.4	30.0	31.1	31.7
Alumina	22.7	22.0	23.0	23.9	24.3
Rice	23.1	26.1	28.1	26.8	26.3
Soyameal	32.0	33.2	34.9	35.9	36.9
Other Oilseeds/Meals	14.1	14.5	14.9	15.4	15.8
Sugar	28.0	27.4	26.0	26.3	26.6
Tapioca	6.9	7.4	5.4	5.6	5.7
Forest Products	185.2	182.4	185.7	188.5	194.2
Fertilizers	64.1	62.2	63.4	64.7	67.0
Phosrock	28.4	28.9	29.0	30.0	30.0
Potash	13.9	14.3	14.5	14.6	14.8
Sulphur	11.6	11.0	11.1	11.3	11.4
Manganese Ore	5.5	6.9	7.5	8.3	9.4
Nickel Ore	3.5	3.3	3.6	4.0	4.5
Chrome Ore	3.4	3.4	3.6	4.0	4.6
Metal Concentrates	8.8	8.5	9.1	10.1	11.5
Gypsum	11.9	9.7	9.8	9.9	10.0
Salt	20.2	19.5	19.9	20.3	20.7
Scrap	29.4	29.5	31.3	33.6	36.6
Steel Products	181.6	182.2	193.7	207.7	226.0
Cement	39.9	37.8	38.2	39.1	39.9
Petcoke	25.9	27.3	27.7	28.9	29.4
Others	72.4	74.3	75.7	78.2	78.7

Source: Drewry

(1)    Projected.

Fertilizers

Fertilizers include both naturally occurring substances and artificially produced compounds, and can be shipped in bulk or bagged. Naturally occurring fertilizers include guano from South America and fishmeal from the West Coast of South America. Most fertilizer trades use vessels ranging from 2,000 to 50,000 dwt.

Forest Products

Forest products include a wide variety of products from raw logs to woodchip to newsprint. A wide variety of vessels are engaged in the transport of these cargoes, from open hold bulk carriers and Ro-Ro vessels to loggers and woodchip carriers. Forest products are mainly transported within the tramp market but there is a significant volume carried on container/liner trades, in particular the newsprint services between Canada and Europe and from the Baltic region.

Iron and Steel

Processed metals are one of the principle cargoes of vessels that are Handymax size and smaller and are particularly well-suited for transport by multipurpose vessels. Ores and concentrates move from mines to foundries, while semi-processed metals (pig iron, ingots) are carried to finishing sites. From here finished metals (sheet steel, wire, rods) are transported to factories to be turned into manufactured goods such as cars or ships. Specialist metals are produced in relatively small quantities and will often move in small parcels on liner vessels. Conversely, tens of thousands of tons of finished steel products are shipped using vessels ranging in size from multipurpose to Handymax.

General Cargo

The general cargo trade can be split into containerized and non-containerized cargo. Containerized cargo is cargo that is shipped in 20- to 40-foot containers and includes a variety of finished and semi-finished manufactured goods and non-containerized general and breakbulk cargo that cannot be containerized because of its size, shape, weight or handling requirements (such as manufacturing equipment, industrial vehicles and project cargo) or is a bulkable cargo shipped in smaller amounts that it is not economical for a traditional bulk vessel to transport.

While there continues to be a trend towards containerization and bulking of cargoes, non-containerized general and breakbulk cargo volumes have remained relatively stable. A sizeable part of this cargo is specialized cargo traffic (such as project cargo, breakbulk refrigerated produce and new vehicles) which generally is carried in dedicated ships. The remainder is shipped, mainly in breakbulk, as general cargo, in multipurpose ships.

The general cargo market has grown at an average rate of 7% per annum since 1995. The growth from 2003 to 2004 was at 9% per annum. Of interest within this general cargo market is the unitized (container and Ro-Ro freight-trailer) share (that is excluding conventional reefer, motor vehicles and breakbulk cargoes). This has risen steadily over the last five years and is now estimated at well over 80% of the total general cargo volume.

In addition to general cargo, multipurpose vessels also carry sizeable quantities of neo-bulk cargoes such as steel products, forest products and bagged agri-bulks (fertilizers, sugar, rice, etc.), some major bulk cargoes, and some containers. When the estimated volumes of these other cargo types is added to the breakbulk/project cargo tonnages, the cargo pool for multipurpose ships constitutes a significant segment of world trade. Although this sector was in decline from 2000 to 2003, Drewry believes that in 2004 there was an increase in seaborne trade for multipurpose ships to an estimated 500 million tons.

Estimated Development of General Cargo Market to 2004

Source: Drewry

Estimated Development of Cargo Pool for General Cargo Ships

Source: Drewry

Dry Bulk Demand

The demand for dry bulk carrier capacity is determined by the underlying demand for commodities transported in dry bulk carriers, which in turn is influenced by trends in the global economy. Seaborne dry bulk trade increased by slightly more than 2% annually during the 1980s and 1990s. However, this rate of growth has increased dramatically in recent years. Between 1999 and 2004, trade in all dry bulk commodities increased from 1.97 billion tons to 2.43 billion tons, an increase of 23%.

Source: Drewry

Dry bulk trade is influenced by the underlying demand for these commodities, which in turn is influenced by the level of economic activity. Generally, growth in GDP and industrial production correlate with peaks in demand for seaborne transportation. Certain economies will act from time to time as the "primary driver" of the dry bulk carrier market. In the 1990s, Japan acted as the primary driver due to increased demand for seaborne trade and growth in Japanese industrial production. China has been the main driving force behind the recent increase in seaborne dry bulk trades and the demand for bulk carriers. In addition to coal and iron ore, Chinese imports of steel products have also increased sharply in the last five years, thereby creating additional demand for dry bulk carriers.

The following table illustrates China's gross domestic product growth rate compared to that of the U.S. during the periods indicated.

Years	China GDP Growth Rate %	U.S. GDP Growth Rate %
1981 – 1985	10.1	2.6
1986 – 1990	7.8	2.6
1991 – 1995	12.0	2.3
1996 – 2000	8.3	4.1
2001 – 2003	7.9	1.9
2004 (1)	9.3	4.4

Source: Drewry

(1)    Estimate.

While it is evidently the case that the growth in Chinese trade has principally benefited the larger sectors of the fleet (Capesize), there has been a significant "trickle down" effect to the Handymax and Handysize vessels. In times of weak demand, the larger vessels will seek cargoes away from their main trades. For example, Panamax vessels will carry more grain and forest products when the coal trade is slow. This inevitably affects the Handymax and Handysize market. Conversely, when demand for the major bulks is strong, the Handymax and Handysize vessels have a much stronger demand scenario, as they are not being encroached by other sectors. It is also the case that the sheer strength of the Capesize market, and the owner optimism behind it, have led the rest of the dry bulk market.

The extent to which increases in dry bulk trade have affected demand for dry bulk carriers is shown in estimates of ton-mile demand. Ton-mile demand is calculated by multiplying the volume of cargo moved on each route by the distance of the voyage.

Between 1999 and 2004, ton-mile demand in the dry bulk sector increased by 33% to 11.5 billion ton-miles.

Ton-Mile Demand

Year	Billion Ton Miles	% Change
1995	8,546	6.4
1996	8,611	0.8
1997	9,144	6.2
1998	9,127	−0.2
1999	9,204	0.8
2000	9,824	6.7
2001	9,958	1.4
2002	10,226	2.7
2003	10,804	5.7
2004	11,511	6.5

Source: Drewry

Demand for dry bulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market in 2004, absorbing additional tonnage.

Dry bulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives. Dry bulk carriers seldom operate on round-trip voyages. Rather, the norm is port-to-port liner service and triangular or multi-leg voyages. Hence, trade distances assume greater importance in the demand equation.

Seasonality

The three largest commodity drivers of the bulk industry, iron ore, steam coal and grains, are all affected by seasonal demand fluctuations. Iron ore as a feed for the steel industry tends to decline during the summer months when many of the major steel users such as automotive manufacturers reduce their production lines significantly during summer holidays and vice versa. Steam coal is linked to the energy markets and, in general, encounters upswings towards the end of the year in anticipation of the forthcoming winter period, as power supply companies try to increase their stocks, or during hot summer periods, when increased electricity demand is required for air conditioning and refrigeration purposes. Grain production is highly seasonal and driven by the harvest within a climate zone of the producing country. However, with five nations representing the largest grain producers (the U.S., Canada and the European Union in the northern hemisphere and Argentina and Australia in the southern hemisphere), harvests and crops reach seaborne markets throughout the year.

Supply

The worldwide dry bulk carrier fleet subdivides into four vessel size categories, which are based on cargo carrying capacity.

Dry Bulk Carriers

Capesize – vessels over 100,000 dwt. The Capesize sector is focused on long-haul iron ore and coal trade routes. Due to the size of the vessels, there are only a comparatively small number of ports around the world with the infrastructure to accommodate them.

Panamax – vessels between 60,000 dwt and 80,000 dwt. Panamax vessels, defined as those with the maximum beam (width) of 32.2 meters, are permitted to transit the Panama Canal, carry coal, grain, and to a lesser extent, minor bulks, including steel products, forest products and fertilizers.

Handymax – vessels between 35,000 dwt and 60,000 dwt. The Handymax sector operates in a large number of geographically dispersed global trades, mainly carrying grains and minor bulks, including steel products, forest products, and fertilizers. Vessels less than 60,000 dwt are built with on-board cranes that enable them to load and discharge cargo in countries and ports with limited infrastructure.

Handysize – vessels up to 35,000 dwt, which carry exclusively minor bulk cargoes. Historically, the Handysize dry bulk carrier sector was seen as the most versatile. Increasingly, however, this has become more of a regional trading, niche sector. The vessels are well suited for small ports with length and draft restrictions and also lacking infrastructure.

The following table illustrates the size and composition of the Handy dry bulk carrier fleet as of December 2004.

Handy Bulk Carrier Fleet – December 2004

	Current Fleet		Orderbook
Size ('000 dwt)	No.	Dwt (Million)	No.	Dwt (Million)	% of Fleet
10-30	1,922	41.9	58	1.2	2.9
30-55	2,096	87.8	298	13.5	15.3
Total	4,018	129.7	356	14.7	11.3

Source: Drewry

Future supply in the bulk sector is dependent on delivery of new vessels from the orderbook and deletions of vessels from the existing fleet, either through scrapping or loss. The size of the bulk carrier orderbook fluctuates over time and in December 2004 amounted to 63.9 million dwt, which was equivalent to 20% of the existing fleet. Most of the ships on order will be delivered within the next two to three years. The Handysize orderbook is equivalent to just under 3% of the fleet, as the main area of activity in this sector in recent years has been with 50,000 to 55,000 dwt Handymaxes.

The number of ships removed from the fleet in any given period is dependent upon prevailing market conditions, scrap prices in relation to current and prospective charter market conditions, as well as the age profile of the existing fleet. Generally, as a vessel increases in age its operational efficiency declines due to rising maintenance requirements, to the point where it becomes unprofitable to keep the ship in operation.

Handy Dry Bulk Carrier Orderbook – December 2004

Size	2004		2005		2006		2007+		Total		% of
('000 dwt)	No.	dwt	No.	dwt	No.	dwt	No.	dwt	No.	dwt	Fleet
10-30	13	232	26	567	16	382	3	63	58	1,244	2.9
30-55	42	1,897	116	5,250	88	3,950	52	2,367	298	13,464	15.3
Total	55	2,129	142	5,817	104	4,332	55	2,430	356	14,708	11.3

Source: Drewry

The following table indicates the scrapping rates of Handy bulk carriers for the period 1999 to 2004. It is evident that 2004 was a very sparse year for scrapping.

Dry Bulk Carrier Scrapping
(dwt in millions)

	1999	2000	2001	2002	2003	2004
Handymax dwt	70.9	76.8	79.4	82.6	85.4	87.8
No. of Vessels Scrapped	53.0	40.0	40.0	25.0	29.0	0.0
Scrapped dwt	2.2	1.5	1.5	0.9	1.1	0.0
% of Fleet Scrapped, dwt	3.1	2.0	1.9	1.1	1.3	0.0

Handysize dwt	47.4	46.4	44.2	43.4	42.0	41.9
No. of Vessels Scrapped	66.0	50.0	62.0	64.0	25.0	4.0
Scrapped dwt	1.5	1.2	1.4	1.6	0.6	0.1
% of Fleet Scrapped, dwt	3.2	2.6	3.2	3.7	1.4	0.2

Total Handy Fleet	118.3	123.2	123.6	126.0	127.4	129.7
No. of Vessels Scrapped	119.0	90.0	102.0	89.0	54.0	4.0
Scrapped dwt	3.7	2.7	2.9	2.5	1.7	0.1
% of Fleet Scrapped, dwt	3.1	2.2	2.3	2.0	1.3	0.1

Source: Drewry

Multipurpose and General Cargo Vessels

A "multipurpose" vessel has the ability to carry not only traditional breakbulk parcel and liner cargoes and long and oversize items but also full or part dry bulk cargoes and containers. Multipurpose vessels are primarily characterized by having two decks, with the second (the "tweendeck") facilitating the stowage of non-containerized cargo within the hold. Geared multipurpose vessels are widely deployed in developing countries where ports have inefficient or limited cargo handling equipment. Self-sustaining capability permits operational flexibility in port selection, and provides alternatives to slow-working shore side load and discharge or possibly lengthy waits for fully equipped berths.

There remains a large volume of international seaborne traffic that due to size and logistic concerns, among other things, is neither transportable in bulk in large lot sizes nor ideally suited for shipment in containers that are mainly handled by dedicated vessels. These remaining dry cargoes are primarily shipped in the breakbulk mode as general cargo by multipurpose vessels. The larger multipurpose vessels (over 20,000 dwt) also participate in certain of the minor bulk markets (for example carrying fertilizer, metal concentrates, rice and meals).

Multipurpose cargo vessels typically have the capacity to transport most types of parcel cargo, except for perishable cargoes that require refrigerated transportation. A typical multipurpose ship is able to stow all the traditional liner cargoes, such as bags, cases, cartons, crates and drums, which are shipped breakbulk as well as containers and a range of long or oversized items (such as steel pipes, industrial project cargoes and industrial tires) on or below deck. Additionally, a multipurpose cargo ship has the ability, if required, to load a full or part cargo of many of the commodities and cargoes typically shipped in bulk.

Development of World Multipurpose & General Cargo Fleet

Source: Drewry

The worldwide multipurpose tweendecker vessel fleet is used in both the liner and bulk sectors of the shipping industry. For reasons such as the inability of certain developing ports of Latin America to accommodate significant container traffic, there exist geographic and market niches where non-containerized liner and breakbulk cargo is prevalent. In these markets, this uncontainerized liner and breakbulk cargo is typically mixed with containerized cargo traffic and transported via a multipurpose cargo vessel.

The world's multi-deck general cargo ship fleet is decreasing, as scrapping currently exceeds new vessel deliveries. The multi-deck fleet, largely comprised of tweendeckers, has declined from 61 million dwt in 1985 to approximately 34 million dwt by the start of 2004, a reduction of more than 40%.

Age Profile of World Multipurpose & General Cargo Fleet

Source: Drewry

This decreasing fleet is also getting older as the age profile for the fleet suggests that newbuilding has slowed over the last five years. The orderbook suggests that vessel owners currently prefer to replace the very old tonnage in the 10,000 to 15,000 dwt sector rather than building the larger vessels of over 20,000 dwt. The larger end of the multi-deck fleet amounts to approximately 6.7 million dwt with an average age of almost 17 years (at the start of 2004) and a current orderbook equivalent to just 3% of the sector.

World Multipurpose & General Cargo Fleet as at December 2004

Dwt Range	Dwt on order	Current Fleet Dwt	Orderbook as Share of Fleet	Average Age of Fleet
<5,000 dwt	108,270	3,259,769	3.3%	13.6
5,000-9,999 dwt	687,550	9,636,959	7.1%	15.5
10,000-14,999 dwt	669,400	5,427,623	12.3%	22.2
15,000-19,999 dwt	19,600	8,406,662	0.2%	22.3
20,000+ dwt	211,100	6,776,181	3.1%	16.7
Total	1,695,920	33,507,194	5.1%	17.0

Source: Drewry

The larger vessels within this market sector appear to have a rather static share of the world fleet at about 20%. This sector has grown at 1% per year over the last 15 years. The smaller 5,000 to 10,000 dwt sector has grown at approximately 2% per year over the same period.

Polarization-Changing Multipurpose Size Preferences

Charter Market

Dry bulk carriers are employed in the market via a number of different chartering options. The general terms typically found in these types of contracts are described below.

A bareboat charter involves the use of a vessel, usually over longer periods of time ranging over several years. In this case, all voyage-related costs, including vessel fuel and port dues, as well as all vessel-operating expenses such as day-to-day operations, maintenance, crewing and insurance, transfer to the charterer's account. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter. The charterer pays all voyage-related costs. The owner of the vessel receives semi-monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

A voyage charter involves the carriage of a specific amount and type of cargo on a load-port-to- discharge-port basis, subject to various cargo handling terms. Most of these charters are of a single voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment, derived by multiplying the tons of cargo loaded on board times the agreed upon freight rate expressed on a per ton basis. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

A contract of affreightment (coa) relates to the carriage of multiple cargoes over the same route and enables the coa holder to nominate different ships to perform the individual sailings. Essentially it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the coa, which usually spans a number of years. All of the ship's operating, voyage and capital costs are borne by the shipowner. The freight rate normally is agreed on a per cargo ton basis.

Chartering on a single voyage or a trip charter basis may be referred to as spot chartering activity.

Charter Hire Rates

Charter hire rates fluctuate by varying degrees among dry bulk carrier size categories. The volume and pattern of trade in major bulks affect demand for larger vessels. Therefore, charter hire rates and vessel values of larger vessels often show greater volatility. Conversely, trade in minor bulks drives demand for smaller dry bulk carriers. Accordingly, charter hire rates and vessel values for those vessels are subject to less volatility.

Charter hire rates paid for dry bulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter hire rates is broadly mirrored across the different charter types and between the different dry bulk carrier categories. However, because demand for larger dry bulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption. Rates also vary depending on the length of the charter period as well as ship-specific factors such as age, speed and fuel consumption. Short-term time charter rates are generally higher than long-term charter rates. The market benchmark tends to be a 12-month time charter rate, based on a modern vessel.

In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the dry bulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charters entered into by market participants, as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.

The following chart shows one-year time charter rates for Handymax, Panamax and Capesize dry bulk carriers between 1994 and 2004.

Time Charter Rates — 12-month Period, Prompt Delivery
(US$ per day)

Source: Drewry

Dry bulk charter hire rates for all sizes of vessel follow a similar pattern. In 2003 and 2004, rates for all sizes of dry bulk carriers strengthened appreciably to historically high levels. According to Drewry, the driver of this dramatic upsurge in charter rates was primarily the high level of demand for raw materials imported by China.

Multipurpose Period Time Charter Rates

Source: Drewry

Vessel Prices

Market conditions in each of the major sectors in the shipping industry – dry bulk carriers, tankers and container ships – have prospered over the past 18 months. This has helped trigger an upsurge in newbuilding activity across each of these fleet sectors. In addition, newbuilding demand is also strong for Liquefied Natural Gas (LNG) carriers and other specialized ship categories.

Consequently, the near-term availability of newbuilding berths for vessel delivery before the end of 2007 is scarce and, after a period of stagnation, newbuilding prices for all vessel types have increased significantly, due to a combination of rising demand, shortage in berth space and rising raw material costs, especially the price of steel. The trend in indicative newbuilding prices for bulk carriers is shown in the chart below.

Source: Drewry

The steep increase in newbuilding prices and the strength in the charter market have also affected vessel prices in the secondhand market.

Source: Drewry

With vessel earnings running at high levels and a dearth of available newbuilding berths, demand for ships offering early delivery has been at a premium. In some instances, the market has witnessed second-hand prices for five-year-old dry bulk carriers reaching levels higher than those for comparably sized newbuildings.

Multipurpose Newbuilding Prices

Source: Drewry

Newbuilding prices for all sectors have risen sharply over the last two years, as the price of steel has risen and the yards have limited slot capacity. For the larger ships, prices have risen to unprecedented levels, which could be a factor in the current preference for the 15,000 dwt ship. However, it is also the case that period time charter rates have risen to unprecedented levels over the last two years.

BUSINESS

General

We are an ocean transportation services company that offers worldwide shipping solutions through liner, parcel, bulk and vessel chartering services. Over the past 12 years, we have developed our franchise around key trade routes between Latin America and China, Japan and South Korea, as well as select ports in North America, Africa and the Caribbean. We provide frequent regularly- scheduled voyages in our network, as well as cargo scheduling, loading and discharge for our customers. As of April 30, 2005, our fleet totaled 28 vessels, including 17 ships that we own, eight that we operate under charters with options to purchase and three that we charter-in without options to purchase. In addition, we have memoranda of agreement to purchase two dry bulk carriers and one multipurpose tweendecker that are scheduled to be delivered to us in the second and third quarters of 2005. For the year ended December 31, 2004, we carried 3.7 million tons of cargo, operated 182 voyages and generated total revenue and net income of $208.8 million and $41.9 million, respectively. For the three months ended March 31, 2005, we carried 0.8 million tons of cargo, operated 41 voyages and generated total revenue and net income of $60.9 million and $16.2 million, respectively.

We target niche markets, including trade routes, ports and cargo not efficiently served by container and large dry bulk vessel operators. We focus on multipurpose tweendeckers and smaller dry bulk carriers varying from 17,300 dwt to 45,500 dwt that are able to navigate and efficiently service many ports with restrictions on the size of vessels. Many types of cargo cannot be containerized, and many dry bulk cargoes are shipped through ports that cannot accommodate large dry bulk carriers. By offering regularly-scheduled sailings into these markets along with local teams of commercial agents and port captains who meet regularly with customers to tailor solutions to their logistics needs, we are able to offer a superior level of service which has resulted in our developing long-term relationships with our customers. The flexibility of our fleet allows us to carry a wide range of cargo, including steel products, metal concentrates, fertilizer, coal, salt, sugar, grain, chemicals, industrial goods and other general cargo.

We operate our vessels on four principal routes:

•	TBS Pacific Service, our oldest and most established route:

—	Our Eastbound liner and parcel service operates two regularly-scheduled sailings between China, Japan and South Korea in East Asia and the North and West Coasts of South America, Central America and the Caribbean Sea region. We operate one sailing between East Asia and the West Coasts of Central and South America and a second sailing between East Asia and the North Coast of South America and the Caribbean Sea region.

—	Our Westbound parcel service offers two regularly-scheduled monthly sailings from Chile, Ecuador and Peru to China, Japan and South Korea.

•	TBS Latin America Service serves the general and industrial cargo requirements of customers in Brazil, Argentina and Venezuela with three monthly sailings to the North Coast of South America and the Caribbean Sea region and to the West Coasts of Central and South America.

•	TBS North America Service operates a monthly dry bulk and parcel service, generally with one sailing transporting dry bulk cargoes from the East Coast of the U.S. to Brazil or Argentina, with a northbound sailing from Brazil or Argentina to ports on the Gulf and East Coasts of the U.S.

•	TBS Ocean Carriers offers worldwide dry bulk and parcel shipping solutions on routes determined on a customer-by-customer basis, and currently consists of four time-chartered vessels primarily used for bulk shipments of sugar or salt from Brazil to Nigeria.

Our time charter services include both short- and long-term time charters. Time charters offer our customers an alternative means to contract for ocean transportation of their cargoes, and make available entire vessels, contracted out at a flat per day rate. In connection with our time charters, we offer complete voyage management services. As of April 30, 2005, we had ten vessels hired out under time charters. We provide complete voyage management services in connection with four of these charters.

Our Competitive Strengths

Established Presence in Niche Markets.    Over the past 12 years, we have developed a major presence in selected markets, especially trade routes between Latin America and China, Japan and South Korea, as well as select ports in North America, Africa and the Caribbean. We have concentrated on serving customers, cargoes and ports that are not efficiently served by container ships or large dry bulk carriers. In order to serve these customers, cargoes and ports, we have developed local teams of commercial agents and port captains who meet regularly with our clients so that we can more effectively meet their supply chain needs. Additionally, we have concentrated our fleet on multipurpose tweendeckers and smaller dry bulk carriers that we believe are best equipped to meet our customers' needs. These vessels are able to serve these markets efficiently and reliably because their size allows them to operate in ports that operators of other vessels are unable or unwilling to access, including ports with restrictions on the size of vessels, ports where the demand for shipping services does not support the use of larger vessels and ports where the cargo to be shipped cannot readily be containerized or transported on a large dry bulk carrier. Our local teams of commercial agents and port captains provide us with regular access to shippers and consignees and strong customer relationships that many potential competitors cannot match.

Reputation for Reliable Service Provided on a Regular Basis.    Our reputation among shippers and consignees for providing efficient and reliable service on a regular basis is increasingly important as companies focus on their supply chains. We provide frequent regularly-scheduled voyages and efficient cargo scheduling, loading and discharge. Our agents provide customers with flexible cargo management options that support their inventory management needs, logistics solutions that assist them in distributing products to their customers and safe and reliable loading and discharge of cargoes. We are adding self-loading and self-discharging capabilities to our dry bulk carriers, enabling us to handle dry bulk cargoes in a variety of ports that lack shore-side cargo loading and discharging equipment. Many of our customers consider us their partners in managing their ocean transportation shipping needs.

Expertise with Select Vessel Types.    We have carefully assembled a versatile fleet consisting of multipurpose tweendeckers and midsized dry bulk carriers that are well configured to serve our targeted markets. Our multipurpose tweendeckers, which range in size from 17,300 dwt to 37,500 dwt, are ideally suited to transporting multiple cargoes on each sailing, as the existence of a mezzanine deck, or tweendeck, allows us to carry different volumes of various cargoes or to convert a vessel to a dry bulk carrier. These vessels enable us to serve regular shippers of cargoes that are not easily containerized or are not large enough to justify a vessel's entire capacity. We believe that, especially on routes between China, Japan and Korea and Latin America, we carry a significant percentage of the available cargoes of this nature. Our dry bulk carriers, which range in size from 28,800 dwt to 45,500 dwt, are suited to serve ports where the draft, length and beam of vessels are restricted and to carry loads that do not require the capacity of larger vessels.

Experienced Management Team.    The day-to-day operation of a global ocean transportation services company requires close coordination among customers, land-based transportation providers and port authorities and personnel around the world. Our smooth and efficient operation depends on the experience and expertise of management at all levels, from vessel acquisition strategy to oversight of cargo loading and stowage. Joseph E. Royce, Gregg L. McNelis and Captain Alkis N. Meimaris, who oversee our global operations, have 38, 27 and 50 years experience in the shipping industry, respectively. Our subsidiaries and affiliated service companies employ many experienced former ship captains.

Our Business Strategy

Our business strategy consists of providing reliable transportation services to leading industrial shippers over ocean trade routes. The key elements of our business strategy are:

Focus on Increasing Market Share on Our Key Routes.    We intend to increase market share on our key trans-Pacific trade routes between China, Japan and South Korea in East Asia and the West and North Coasts of South America. By adding additional vessels and sailings to the markets we already serve, we will be able to provide more regular service to our clients, which we believe will allow us to capture a larger share of their shipping needs. Our affiliate TBS Commercial Group plans on increasing the number of local commercial agents and port captains in order to expand our ability to serve additional customers.

Develop New Trade Routes.    We intend to continue developing new trade routes, such as our Brazil-Nigeria and U.S.-Brazil routes that we successfully developed over the past 18 months. When developing new trade routes, we initially utilize chartered-in vessels and only commit resources to acquire vessels for operation on those routes once we have determined that the economics of the route would benefit us. We target potential routes that share the characteristics of our established Latin America-East Asia routes and thus are suited to our fleet and our business methods. As we identify profitable routes, we intend to establish local commercial agents and port captains, as we have done in our existing markets, to improve our customer relationships in these new markets.

Focus on Expanding Our Fleet of Particular Vessel Types.    We are continually looking to acquire additional multipurpose tweendeckers and small dry bulk carriers. These vessels are well suited for our business strategy, for the needs of our customers and for the growth opportunities that we have identified. As of April 30, 2005, our fleet totaled 28 vessels, including 17 ships that we own, eight that we operate under charters with options to purchase and three that we charter-in without options to purchase. In addition, we have memoranda of agreement to purchase two dry bulk carriers and one multipurpose tweendecker scheduled to be delivered to us in the second and third quarters of 2005. We plan to increase our controlled fleet to over 35 by the end of the second quarter of 2006. Additionally, we will configure our fleet between owned and chartered vessels to increase our ability to grow in strong markets while also providing us with the flexibility to reduce our fleet in weaker economic periods. We actively monitor the vessel acquisition market in an effort to take advantage of expansion and growth opportunities in the markets that we serve. We plan to use the net proceeds to us from this offering to purchase vessels. See "Use of Proceeds."

Focus on Customer Relationships.    We strive to develop long-term relationships as a key business partner with our customers by providing reliable customer service and consistently meeting or exceeding expectations. Many of our customers do not have their own shipping departments, ship cargoes that are easily containerized and require the special attention and transportation management skills that we have provided through our affiliated service companies TBS Shipping Services and TBS Commercial Group. By developing strong customer relationships, we intend to capture an increasing share of our customers' seaborne cargo transportation and to add new customers to our customer base.

Provide Reliable Transportation Services.    We will continue to enable leading industrial, trading and mining companies to transport efficient amounts of cargo and schedule production volumes to enhance supply chain and inventory management on a global scale by providing frequent service with strict adherence to advised times of departure and arrival, efficient port turn-around times, diverse cargo capability and point-to-point shipments to ports not served by larger container ships.

Maintain Our Fleet to the Highest Standards.    We recognize that regular maintenance of our controlled fleet is necessary to extend the useful lives of our vessels. Currently, we are responsible for the maintenance of our controlled fleet, while maintenance of vessels we charter-in is provided by those vessels' owners. Routine maintenance of our vessels is performed by the ships' crews during voyages and supervised by our affiliated service companies. The vessels in our controlled fleet are regularly drydocked for extensive maintenance and surveys.

Our Fleet and Operations Management

Three affiliated service companies, which are owned by our principal shareholders, have provided substantially all of the operations, ship maintenance, crewing, technical support, purchasing, insurance and financial management services necessary to support our fleet. Our affiliate TBS Shipping Services has coordinated services to our customers, integrated the activities of our commercial agency network, overseen our charter activities, administered our ships' voyages and provided financial and accounting services. Our affiliate Roymar has managed the vessels in our controlled fleet and provided experienced technical management staff and a full range of vessel maintenance capabilities. Our affiliate TBS Commercial Group has established a network of long-term commercial and operational relationships with affiliated commercial agency service companies, the majority of which are wholly- or partly-owned direct or indirect subsidiaries of TBS Commercial Group. These three companies employ professionals in ten countries who meet regularly with shippers and consignees to market our services, and address the needs and concerns of our customers. Effective as of the closing of this offering, Roymar and TBS Shipping Services will become wholly-owned subsidiaries of International.

Liner, Parcel and Bulk Services

Our liner, parcel and bulk services primarily carry steel products, coal, salt, sugar, grain, fertilizers, chemicals, metal concentrates and general cargo.

•	Steel products include specialty and carbon steel coils, steel pipe and structural steel used in the infrastructure development, construction, oil and gas transmission and automotive and appliance manufacturing industries.

•	Fertilizers include ammonium sulfate shipped in bulk for use in commercial agriculture.

•	Metal concentrates include copper, zinc, gold, silver and other metals generally shipped in small breakbulk lots from 1,000 to 10,000 metric ton parcels that are processed at their destinations by smelters into purer forms.

•	General cargo includes industrial machinery, spare parts, oil well supplies, trailers, industrial tanks, project cargo and other commercial goods used in industrial applications.

Trade Routes and Ports of Call

We currently operate our vessels on four principal trade routes. We commenced operations in 1993, sailing between East Asia and the West Coast of South America. In 1995, we expanded our routes by adding sailings between the East and West Coasts of South America. In 2003, we began offering bulk cargo service between North America and the East and West Coasts of South America and further expanded our routes by offering bulk service from Brazil to West Africa.

We have taken a conservative approach building our liner and parcel cargo service network. The initial sailings on each route typically are based on the requirements of a major customer and generally are served by vessels chartered-in on a short-term basis. After regular sailings are established, we notify other potential customers of the service so their cargoes may be transported as well. As demand increases, we evaluate committing additional resources to serve the route, either by purchase or under long-term charter. We carefully plan the loading and stowage of cargo on each sailing to maximize our ability to add cargo as vessels call in selected ports to discharge cargo, increasing our utilization rate and maximizing revenue per sailing.

TBS Pacific Eastbound Liner Service operates routes from East Asia to the West or North Coasts of South America. The service commenced operations in 1993 and currently provides on average two sailings per month. This service has regular sailing dates from ports in China, South Korea, Japan and Central America. One vessel calls at ports in Colombia, Ecuador, Peru and Chile, and another sails through the Panama Canal to call at ports in Venezuela and the Caribbean basin. This service typically carries steel products and project and general cargoes.

TBS Pacific Westbound Parcel Service originates in Peru, Ecuador or Chile and generally carries metal concentrates, beet pulp pellets and fertilizers to East Asia. The service currently operates at least two sailings per month.

TBS Latin America Service commenced operations in 1995 and sails monthly from ports in Brazil and Argentina to Colombia, Venezuela, and the Caribbean basin. In addition, we provide sailings to ports on the West Coast of South America. The service is flexible with respect to types of cargoes, and typically carries mixed steel products and general cargo. On occasion, cargoes on this service are supplemented in the course of a sailing, as discharged cargo is replaced by additional cargo along the route. As a result, this service requires particular consideration and monitoring of cargo organization and vessel scheduling, and benefits from our port captains' experienced oversight of the loading and unloading of cargoes.

TBS North America Service commenced operations in 1996, sailing between South America and North America. In 2002, we began monthly sailings from Virginia to Brazil, Argentina and Peru carrying fertilizer cargoes for Honeywell International. Northbound service consists of steel products and general bulk cargoes, including steam coal.

TBS Ocean Carriers offers shipping solutions worldwide on a customer-by-customer basis. Services include transporting wheat from Houston and sugar and salt from Brazil to the West Coast of Africa.

Charters

In addition to our liner, parcel and bulk services on the trade routes described above, we offer shipping solutions worldwide on a customer-by-customer basis on these routes, primarily by time chartering vessels out on a long-term basis to operators seeking vessel tonnage and on a short-term basis to reposition a vessel or to take advantage of favorable charter hire rates. A time charter is a contractual arrangement under which a shipowner is paid for the use of a vessel on a per day basis for a fixed period of time and the shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses. Eight of our controlled vessels, the Ainu Princess, Manhattan Princess, Inca Maiden, Navajo Princess, Wichita Belle, Chesapeake Belle, Miami Maiden and Iroquois Maiden, and one chartered-in vessel, the Tian Tan Hai, currently are under time charter to a customer.

The following table shows the annual number of charter parties, related duration and gross charter revenue since 2001.

Year	Number of Charters	Duration (Days)	Gross Revenue
			(in thousands)
2001	20	942	$5,583
2002	28	1,001	7,421
2003	58	2,439	23,625
2004	46	2,780	50,746

Our Fleet

As of April 30, 2005, our fleet totaled 28 vessels, including 17 ships that we own, eight that we operate under charters with options to purchase and three that we charter-in without options to purchase. In addition, we have memoranda of agreement to purchase two dry bulk carriers and one multipurpose tweendecker scheduled to be delivered to us in the second and third quarters of 2005. If suitable vessels are available, we expect to use the proceeds of this offering to purchase up to six vessels. See "Use of Proceeds."

        Multipurpose tweendeckers

Our multipurpose tweendecker fleet has been assembled with flexibility as a primary goal. Twelve of our ships have retractable tweendecks that can convert a multipurpose tweendecker to a bulk carrier, and back again, depending on the cargo. Unlike container ships, which can carry only cargo that can be or has been pre-packaged into standard 20-foot or 40-foot containers, or bulk carriers that limit the ability to mix different cargoes in any one hold, multipurpose tweendeckers can be divided into multiple cargo compartments by a mezzanine deck, or tweendeck. The tweendeck permits the carriage of cargoes of differing sizes and shapes in the same or separate holds.

The following diagram shows a typical multipurpose tweendeck ship fitted for different types of cargo. The diagram illustrates how the tweendeck structure permits the carriage of different types of cargo on any voyage.

Multipurpose tweendeckers also permit greater flexibility in the stowage and carriage of cargo. Many of our vessels sailing eastbound from Asia will stop at multiple Latin American ports to discharge cargo and load additional cargo for shipment to other ports. Cargoes are stowed in a manner that facilitates efficient loading and discharging. The tweendeck also facilitates the safe transport of larger volumes of heavy cargo that must be secured to a steel deck and could otherwise only be stowed on the floor of the hold, offering the opportunity to transport as much as twice the volume of goods that a comparably-sized single interior deck vessel would transport.

The table below lists the multipurpose tweendecker vessels that are part of our controlled fleet and those for which we have entered into memoranda of agreement to purchase, as of May 5, 2005:

Vessel Name	Year Built	dwt
Owned Vessels
Maya Princess (1)	1983	37,500
Mohegan Princess	1983	26,320
Tayrona Princess	1983	26,320
Taino Maiden	1985	23,278
Tuckahoe Maiden	1985	23,278
Shawnee Princess	1984	22,323
Dakota Belle	1977	18,576
Tamoyo Maiden	1986	17,325
Ainu Princess	1987	17,325
Siboney Belle	1987	17,325
Chartered-in Vessels with option to purchase
Apache Maiden	1987	23,319
Kickapoo Belle	1987	23,319
Comanche Belle (2)	1983	23,300
Cherokee Princess	1990	23,286
Inca Maiden (3)	1986	23,133
Navajo Princess (3)	1987	21,902
Kiowa Princess	1986	19,762
Seneca Maiden	1986	19,762

(1)	Delivery expected in July 2005.

(2)	Long-term charter with purchase option that was exercised on April 22, 2005. Delivery expected in September or October 2005.

(3)	Roll-on roll-off car carrier.

        Bulk carriers

Our bulk carriers range in size from 28,800 dwt to 45,500 dwt. We have outfitted the Manhattan Princess, and intend to outfit several of our other bulk carriers, with equipment to enable self-loading and discharging, in an effort to enhance our ability to serve a broad range of ports.

The table below lists the bulk carrier vessels that are part of our controlled fleet and those for which we have entered into memoranda of agreement to purchase, as of May 5, 2005:

Vessel Name	Year Built	dwt
Owned Vessels
Manhattan Princess	1982	45,526
Chesapeake Belle	1984	44,146
Tuscarora Belle	1984	44,146
Mohawk Princess	1982	42,360
Iroquois Maiden	1983	40,876
Miami Maiden	1984	39,333
Biloxi Belle (1)	1984	39,225
Shinnecock Belle (2)	1985	37,268
Rockaway Belle	1982	35,025
Wichita Belle	1991	28,843

(1)	Delivery expected in August 2005.

(2)	Delivery expected in June 2005.

Maintenance

We are fully responsible for the maintenance of our controlled fleet. We make every effort to prevent delays at sea or in port caused by malfunctions or breakdowns. Roymar deploys superintendents, including master mariners and engineers, to supervise the maintenance of our controlled fleet. Routine maintenance is performed by the ships' crews during voyages. Every two to three years, each of the vessels in our controlled fleet is drydocked and undergoes extensive maintenance, and every five years each of the vessels in our controlled fleet is subject to special surveys.

Classification and Inspection

The hull and machinery of every commercial vessel must be "classed" by a classification society authorized by its country of registry. Our vessels currently are enrolled with the Nippon Kaiji Kyokai, or NKK, American Bureau of Shipping, or ABS, Lloyds Register of Shipping, or LR, Det Norske Veritas, or DNV, and Bureau Veritas, or BV. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and international conventions promulgated by the IMO. These include the Convention on Maritime Pollution Prevention, the ISM Code and SOLAS. All of our vessels have been certified as being "in class" by their respective classification societies.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. All of our controlled vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel also is required to be drydocked every two to three years for inspection of the underwater parts of the vessel. We reserve as part of our daily operating expenses approximately $400 to $500 per day for each applicable vessel against expenses related to such drydock expense and surveys.

If any defects are found in the course of a survey or drydocking, the classification surveyor will recommend appropriate repairs that must be made by the shipowner within the prescribed time limit.

Customers

We believe we differentiate ourselves from our competition by offering proven reliability, frequent and on-time service, flexible cargo management, expert loading and stowage and close client coordination in the ports and on the vessels. This customer focus has enabled us, through our affiliated agents, to develop long-term relationships with established and well-respected industrial shippers in diverse markets, including mining companies, steel makers, Japanese trading companies, heavy industry and industrial equipment enterprises. Our focus and strengths allow us to respond rapidly to our customers' changing demands and short delivery windows, increasing the value of our services to them as we enable them to schedule production and distribution.

A substantial majority of our repeat business is based on our relationships and reputation with our customers, and is not governed by long-term contracts. In 2004, Honeywell International, Dangote Industries and NYK accounted for approximately 6.8%, 6.3% and 5.1%, respectively, of our gross revenues, and no other customer accounted for more than 5.0% of our gross revenues.

Competition

The cargo markets we serve are highly competitive. Our competition on the routes we serve consists primarily of regional shippers focused on the breakbulk market, international bulk shippers competing in the large lot (20,000 to 45,000 metric tons) segment of the bulk metal concentrates market in Chile and Peru, where we focus on a niche segment of smaller lots (1,000 to 10,000 metric tons), and larger shipping concerns which compete in diverse shipping segments in addition to the breakbulk market. We compete on the basis of targeting niche markets, including trade routes, ports and cargoes not efficiently served by many larger shipping companies and by delivering customer service and global solutions that are superior to the services offered by regional competitors.

Operation and Ship Management

Substantially all of the operations, ship maintenance, crewing, technical support, purchasing, insurance and financial management services necessary to support our fleet have been supervised by our affiliated service companies, pursuant to agreements that are subject to the approval of the compensation committee of our board of directors. These affiliated service companies have managed the accounts of our subsidiaries and, on their behalf, made payments and advances for costs associated with the operation of our business. Lawrence A. Blatte, Gregg L. McNelis, Captain Alkis N. Meimaris and Joseph E. Royce are principals of two of the affiliated service companies, TBS Shipping Services and Roymar, and each of these individuals, together with James W. Bayley, is a principal of TBS Commercial Group. Collectively, these individuals own all of our common shares and, after the completion of this offering, will hold 55.2% of the voting power of our shares. Effective upon the closing of this offering, Roymar and TBS Shipping Services will become wholly-owned subsidiaries of International. See "Certain Relationships and Transactions."

        Operations management

Our operations are managed by TBS Shipping Services, which coordinates services to customers, integrates the activities of our commercial agency network, oversees charter activities, administers voyages and provides accounting services, including the preparation of the account ledgers and financial statements of International. We paid TBS Shipping Services approximately $9.1 million in 2004 for operations and commercial management. See "Certain Relationships and Transactions."

        Vessel management

Our controlled fleet is managed by Roymar, which provides experienced technical management staff and preventive maintenance capabilities to ensure that we maintain high-level ship performance. We have paid Roymar approximately $12,000 per ship per month under management contracts. We paid Roymar $2.0 million in 2004. See "Certain Relationships and Transactions." The services provided by Roymar include:

•	supervising the recruiting of crew;

•	obtaining spares, stores and provisions necessary on board the vessel;

•	implementing our maintenance program;

•	arranging for and supervising all drydocking procedures;

•	arranging for surveys and inspections according to requirements of classification society, flag state and port state rules and regulations;

•	maintaining high safety and environmental protection standards in compliance with the ISM Code;

•	insuring the vessels; and

•	identifying vessels to acquire and negotiating purchase options on vessels that we charter.

We minimize operation costs through continuous onboard supervision of our vessels and use of their crews for ship maintenance. We believe that our preventive maintenance practice has extended the lives of the vessels in our controlled fleet, minimized drydocking expenses and nearly eliminated downtimes and off-hire periods resulting from speed deficiencies, stoppages at sea and vessel breakdowns.

        Commercial agents

We have established a network of long-term commercial and operational relationships with affiliated commercial agency service companies, the majority of which are wholly- or partly-owned direct or indirect subsidiaries of our affiliate TBS Commercial Group, that employ sales and customer service professionals in ten countries who meet regularly with shippers and consignees to anticipate the needs and address the concerns of our customers. These professionals are locally-based personnel who give us a competitive advantage by enabling us to have our representatives meet personally with our customers. We believe that personal attention to customers has played a critical role in our growth and success. Our method of operation instead focuses on sales and service for long-term sustained expansion. We paid TBS Commercial Group approximately $5.1 million in 2004. See "Certain Relationships and Transactions."

Crewing and Staff

We contract with two manning agents, Intermodal Shipping, Inc. and Aboitiz Jebsen Bulk Transport Corp., both with recruiting offices in the Philippines, to crew our vessels. All crew have required licenses.

Stringent certification standards required by national and international regulations, such as "Standards of Training, Certification and Watchkeeping for Seafarers," promulgated by the IMO, make it difficult to recruit qualified crew members. In addition, the International Labor Organization monitors the conditions under which ships' crews work.

We believe we are able to attract high-quality crews based on our reputation for providing steady crew employment and a safe work environment onboard our vessels. We believe that our high-quality staffing policies play an important role in assuring timely delivery of regular cargo service.

Insurance

Our business is subject to a number of risks, including mechanical failure of and physical damage to our vessels, collisions, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities, piracy and labor action. The operation of any oceangoing vessel also is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental accidents, and the liabilities arising from owning and operating vessels in international trade.

We maintain hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations for our controlled fleet. The respective owners of other vessels that we charter-in maintain insurance on those vessels, and we maintain time charter liability insurance to a limit of $20 million per incident. We also maintain insurance for legal expenses with respect to freight and demurrage claims. We carry limited insurance covering the loss of revenue resulting from extended vessel off-hire periods. We believe that our current insurance coverage is adequate to protect us against most accident-related risk involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. Currently, the available amount of coverage for oil pollution is $1 billion per vessel per incident for owned vessels.

Regulation

Ocean shipping is affected by extensive and changing environmental protection and other laws and regulations. These laws and regulations take the form of international conventions and agreements, including the IMO conventions and regulations and SOLAS, with which all internationally trading vessels must comply, and national, state and local laws and regulations, all of which are amended frequently. Compliance with these laws and regulations may entail significant expenses at any time, including expenses for ship modifications and changes in operating procedures, which could have an adverse effect on our results of operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operation of the owned vessels will depend upon a number of factors, we believe that we have and will be able to obtain all permits, licenses and certificates material to the conduct of our operations.

In the U.S., we may be exposed to various federal, state and local environmental laws, ordinances and regulations, may be required to clean up environmental contamination resulting from a discharge of oil or hazardous substances and may be held liable to a governmental entity or to third parties in connection with the contamination. These laws typically impose cleanup responsibility, and liability under these laws has been interpreted to be strict, joint and several, subject to very limited statutory defenses. The costs of investigation, remediation or removal of such substances and damages resulting from releases may be substantial.

Although we do not transport petroleum products, we are subject to the U.S. Oil Pollution Act of 1990, or OPA 90, because we use petroleum products for fuel and because of the possibility of accidents involving oil tankers presents an exposure to our vessels. Under OPA, vessel owners, operators and bareboat charterers are responsible parties and are jointly, severally and strictly liable, unless the spill results solely from the act or omission of a third party, an act of God or an act of war, for all containment and cleanup costs and other damages resulting from the discharge or threatened discharge of oil into the navigable waters, adjoining shorelines or the 200 nautical mile exclusive economic zone of the U.S. OPA 90 limits the liability of responsible parties for such costs and damages to the greater of $600 per gross ton of the vessel or $500,000 per non-oil tanker vessel that is over 300 gross tons, subject to possible adjustment for inflation. The Federal Water Pollution Control Act, or FWPCA, imposes significant civil penalties as well as strict, joint and several liability on responsible parties for removal costs and natural resource damages arising from the discharge of oil or other hazardous substances into U.S. navigable waters, adjoining shorelines, waters of the contiguous zone and areas of the outer continental shelf and deepwater ports. The Comprehensive Environmental Response, Compensation & Liability Act of 1980, or CERCLA, imposes strict, joint and several liability on responsible parties for releases and threatened releases of hazardous substances (other than oil) whether on land or at sea, subject to limits depending on the nature of the vessel and its cargo. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. The limits on liability under OPA 90, FWPCA and CERCLA do not apply if the discharge is caused by gross negligence, willful misconduct, or in the cases of OPA 90 and CERCLA, the violation by a responsible party or its agent of any applicable safety, construction or operating regulation. The statutory limits on liability may not apply in certain other instances, including if the responsible parties fail or refuse to report the incident or refuse to cooperate and assist in connection with oil removal activities. In addition, OPA 90, FWPCA and CERCLA specifically permit individual states to impose their own liability regimes with regard to oil and hazardous waste releases occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations under these laws. We intend to comply with all applicable state regulations in ports where we call.

Pursuant to regulations promulgated by the U.S. Coast Guard, responsible parties (as defined in such regulations) must establish and maintain evidence of financial responsibility in the amount of $1,500 per gross ton, which includes the OPA 90 limitation on liability of $1,200 per gross ton and the CERCLA liability limit of $300 per gross ton. The P&I Associations, which historically provided shipowners and operators financial assurance, have refused to furnish evidence of insurance to responsible parties, and therefore responsible parties have obtained financial assurance from other sources at additional cost, including evidence of surety bond, guaranty or by self-insurance. Any inability on our part to continue to comply with these Coast Guard regulations would have a material adverse effect on our results of operations.

Port State authorities in general and in certain jurisdictions in particular have become more active in inspecting older vessels visiting their ports and, in certain instances, demanding that repairs be made before allowing a vessel to sail, even though that vessel may be fully insured, in class and in compliance with all relevant maritime conventions including SOLAS. Vessels under certain flags are more likely to be subject to inspections by the Coast Guard. Additional expenses may be incurred for unscheduled repairs mandated by port state authorities.

The IMO has adopted regulations that are designed to reduce oil pollution in international waters. In complying with OPA 90 and IMO regulations and other regulations that may be adopted, shipowners and operators may be forced to incur additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Additional laws and regulations may be adopted that could have a material adverse effect on our results of operations.

Operation of our vessels also is affected by the recently adopted requirements of the ISM Code. The ISM Code mandates an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating vessels safely and describing procedures for dealing with emergencies. Noncompliance with the ISM Code may subject shipowners or bareboat charterers to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, certain ports. Our owned vessels and Roymar, the technical manager for our vessels, are ISM Code certified. However, there can be no assurance that such certification will be maintained indefinitely.

We are required by various governmental and quasi-governmental agencies and other regulatory authorities to obtain permits, licenses and certificates in connection with our operations. Some countries in which we operate have laws that restrict the carriage of cargoes depending on the registry of a vessel, the nationality of its crew and prior and future ports of call, as well as other considerations relating to particular national interest. There can be no assurance that any failure to comply with these requirements would not have a material adverse effect on our results of operations. See "Classification and Inspection."

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, a variety of initiatives intended to enhance vessel security have been enacted, including the Maritime Transportation Security Act of 2002. Coast Guard regulations require that vessels operating in waters subject to the jurisdiction of the U.S. implement a number of security measures. Similarly, a new chapter of SOLAS, which came into effect in July 2004, dealing specifically with maritime security imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. Since July 1, 2004, to engage in international trade, a vessel must attain an International Ship Security Certificate, or ISSC, which attests to the vessel's compliance with SOLAS security requirements and ISPS Code, from a recognized security organization approved by the vessel's flag state. ISPS Code requirements include:

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems that do not sound on the vessel but instead alert the onshore authorities;

•	development of vessel security plans;

•	permanent marking of a ship's identification number on its hull;

•	maintenance of a continuous synopsis record onboard showing a vessel's history, including the name of the vessel and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owners and their registered address; and

•	compliance with flag state security certification requirements.

Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided they have a valid ISSC on board. Our vessels comply with all MTSA, SOLAS and ISPS Code requirements and vessel certifications, which are kept current by Roymar.

Taxation

        U.S. Taxation of International

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation generally is subject to U.S. federal income tax in respect of income that is derived from or in connection with the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the direct or indirect participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture that generates income from those uses, or from the performance of services directly related to those uses, any of which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S. source shipping income." Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States.

In the absence of an exemption from tax under Section 883 of the Internal Revenue Code, our gross U.S. source shipping income would be subject to either a 4% tax imposed without allowance for deductions or to a net basis tax, each of which is described below. Our shipping income that is not U.S. source shipping income will not be subject to U.S. federal income tax.

The net tax regime is applicable if:

•	we have, or are considered to have, a fixed place of business in the United States that is involved in the earning of U.S. source shipping income, and

•	substantially all of such shipping income is attributable to regularly scheduled transportation.

The U.S. source shipping income to which the net tax regime is applicable, net of applicable deductions, would be subject to an effective tax rate of up to 54.5% and certain interest paid would be subject to a 30% branch interest tax, or such lesser percentage as may be available under an applicable treaty. Any gain derived from the sale of a vessel, if considered to be from U.S. sources, also would be partly or wholly subject to the net tax regime.

If the net tax regime does not apply, the gross tax regime will apply. Under the gross tax regime, our U.S. source shipping income, which, by operation of the source rule, cannot be more than 50% of our total shipping income, would be subject to a 4% tax imposed on a gross basis, without allowance for deductions. Therefore, under the gross tax regime, the maximum effective rate of U.S. federal income tax on our U.S. source shipping income would not exceed 2%.

U.S. source shipping income of a foreign corporation currently will qualify for exemption from U.S. federal income tax under Section 883 of the Code if:

•	the corporation is organized in a foreign country that grants an equivalent exemption to U.S. corporations (the "country of organization requirement"); and

•	either

•	more than 50% of the value of the corporation's stock is owned, directly or indirectly, by individuals who are "residents" of the country of incorporation or another country that grants an equivalent exemption,

•	the stock of the corporation, or the direct or indirect corporate parent thereof, provided the parent is organized in a country that satisfies the country of organization requirement, is "primarily and regularly traded on an established securities market" in such country, in another country that grants the equivalent exemption from tax to U.S. corporations or in the United States and certain other requirements are met, including that non-qualified shareholders, each holding 5% or more of a class of stock of the corporation, do not own 50% or more of the total value of such class of stock for more than one-half the days of taxable year (the "publicly traded test"), or

•	the corporation is a controlled foreign corporation, or CFC, for U.S. federal income tax purposes and, for taxable periods beginning after September 24, 2004, satisfies an "income inclusion test," and certain other requirements are met (the "CFC Test").

The Section 883 exemption is available whether or not the corporation has or is considered to have a fixed place of business in the United States that is involved in the earning of U.S. source shipping income.

Regardless of whether our U.S. source shipping income qualifies for exemption under Section 883, gain realized on a sale of a vessel generally will not be subject to U.S. federal income tax, provided the sale is considered to occur outside of the United States for U.S. federal income tax purposes.

Previously, we took the position that the Section 883 exemption was available for TBS North America Liner, which earns significant U.S. source shipping income, because it satisfied the CFC Test. There can be no assurance, however, that the Internal Revenue Service will not challenge successfully this application of the Section 883 exemption. In addition, new regulations, effective for taxable years of foreign corporations beginning after September 24, 2004, prevent entities such as TBS North America Liner from satisfying the CFC Test. As a result, for taxable periods beginning after September 24, 2004, unless another exemption applies, TBS North America Liner will not be eligible for the Section 883 exemption, and the U.S. source shipping income of TBS North America Liner will likely be subject to the net tax regime or, alternatively, the gross tax regime.

Although we and our subsidiaries currently are incorporated in jurisdictions that grant the requisite equivalent exemption to U.S. corporations, more than 50% of the value of our shares and the stock of each of our subsidiaries ultimately is not owned by individuals who are residents of one or more countries that grant the requisite equivalent exemption. Further, we take the position that we and our subsidiaries, other than TBS North America Liner, are not CFCs. However, assuming our Class A common shares are quoted on the NASDAQ National Market, we anticipate being able to satisfy the publicly traded test following the offering, as discussed below.

Stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of stock relied on to satisfy the "regularly traded" requirement that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each class that are traded during that year on established securities markets in any other single country. Following the offering, we anticipate that our Class A common shares will be primarily traded on the NASDAQ National Market. We do not anticipate that our Class B common shares will be traded on any established securities market in any country.

Stock of a foreign corporation will be considered to be "regularly traded" on an established securities market if one or more classes of stock representing more than 50% of the outstanding shares, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on the market (the "listing threshold"). Further, with respect to each class of stock relied on to meet the listing threshold, certain minimum trading requirements with respect to volume and frequency must be satisfied. Those trading requirements will be deemed to be satisfied if such class of stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in such stock.

The regularly traded requirement, however, will not be satisfied if one or more 5% shareholders, who are not qualified shareholders, in the aggregate own 50% or more of the value of the class of stock for more than one-half the days of the taxable year (the "5% override rule"). A qualified shareholder is, with respect to individuals, generally an individual who is a resident of a qualified foreign country and who meets certain other requirements.

We currently anticipate that following this offering our Class A common shares will be regularly traded on the NASDAQ National Market and that the 5% override rule will not apply because 5% shareholders who are not qualified shareholders will not own 50% or more of the total value of the Class A common shares. We can give no assurances, however, that this will be the case or that the 5% override rule will not apply to us in the future. In particular, if more than 50% of our Class A common shares are held by one or more non-qualified U.S. shareholders, each of whom owns more than 5% of the shares, the exemption would not be available. Upon completion of the offering, 25.7% of our Class A common shares will be owned by such 5% shareholders. Our bye-laws provide that any holder of Class A common shares who becomes a 5% Shareholder (as defined in our bye-laws) must notify us as soon as practicable.

If we did not meet the publicly traded test, however, and were unable to qualify for another applicable exemption, following consummation of this offering, our U.S. source shipping income would be subject to U.S. federal income tax, either under the gross tax or net tax regime, each of which is described above.

        Bermuda Taxation of International

There currently is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda.

        Marshall Islands Taxation of International

Pursuant to the Marshall Islands Revised Code (the Association Law), a Marshall Islands non-resident corporation is exempt from any corporate profit tax, income tax, withholding tax on revenues of the entity, asset tax, tax reporting requirement on revenues of the entity, stamp duty, exchange controls or other fees. There is an agreement between the Marshall Islands and the United States for the exchange of information with respect to taxes.

History and Development of International

In May 1998, we issued $110.0 million of 10% First Preferred Ship Mortgage Notes Due 2005 in a private placement. We defaulted on the notes in May 1999 and in July 2000 we and a number of our subsidiaries each filed a voluntary petition in the U.S. Bankruptcy Court for the Southern District of New York initiating cases under Chapter 11 and Title 11 of the U.S. Code §§ 101-1330. We filed a Plan of Reorganization providing that, of the $110.0 million of notes outstanding, $51.3 million would be amended and restated, and the remaining $58.8 million of the notes, together with accrued and unpaid interest on the original aggregate principal amount would be cancelled. In December 2003, we entered into a sale and leaseback transaction covering nine of our vessels, and used the proceeds to buy back $36.2 million aggregate principal amount of the notes. We retired the amended and restated notes as of February 15, 2005.

Litigation

From time to time, we are involved in routine litigation incidental to the conduct of our business. In the opinion of management, none of this litigation, individually or in the aggregate, is expected to have a material adverse effect on our financial condition, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

Set forth below is certain information regarding our executive officers and directors.

Name	Age	Title
Joseph E. Royce	60	President, Chief Executive Officer, Chairman and Director
Gregg L. McNelis	50	Senior Executive Vice President, Chief Operating Officer and Director
Lawrence A. Blatte	75	Senior Executive Vice President
Ferdinand V. Lepere	53	Executive Vice President and Chief Financial Officer
Captain Alkis N. Meimaris	74	Executive Vice President
James W. Bayley	65	Vice President and Director
William J. Carr	46	Vice President and Treasurer
Randee E. Day	57	Director
Peter S. Shaerf	50	Director
William P. Harrington	47	Director Nominee

Executive officers are appointed by and serve at the pleasure of our board of directors. A brief biography of each director, director nominee and executive officer follows:

Joseph E. Royce:    Mr. Royce has been president, chairman and director since our inception, and chief executive officer since March 2005. Since 1993, Mr. Royce has served as president of TBS Shipping Services and is responsible for supervising the vessels in our breakbulk, bulk and liner operations. Since 1978, Mr. Royce has organized and managed ventures engaged in ownership and operation of vessels. Between 1984 and early 1993, Mr. Royce was president of COTCO, a dry cargo pool of over 45 vessels. From 1973 to 1983, he was active as a shipbroker and independent ship operations manager involved in the shipment of various products worldwide. See "Business — History and Development of International" for a description of International's bankruptcy proceeding. Mr. Royce was president, chairman and director at the time that proceeding was commenced.

Gregg L. McNelis:    Mr. McNelis has served as a director since February 2004, and as senior executive vice president and chief operating officer since March 2005. Since 1993, Mr. McNelis has served as executive vice president of the Commercial Department at TBS Shipping Services, where he manages the chartering department, responsible for commercial employment of liner and tramp vessels. He has worked with Mr. Royce for over 20 years, engaging in contract negotiations, time charters, voyage charters, contracts of affreightment, and developing and controlling trade lanes. Mr. McNelis previously served as vice president of COTCO. Mr. McNelis has over 27 years experience working both in South America with shipowners and shipbrokering in New York. See "Business — History and Development of International" for a description of International's bankruptcy proceeding. Mr. McNelis was executive vice president of the Commercial Department at TBS Shipping Services at the time that proceeding was commenced.

Lawrence A. Blatte:    Mr. Blatte has served as our corporate legal counsel since our inception, and as senior executive vice president since March 2005. In January 2004, Mr. Blatte became vice chairman of TBS Shipping Services and in this role provides business development services. Mr. Blatte has practiced law for over 30 years. He retired in 1999 in order to devote more time to serving as our legal counsel. As a public servant, Mr. Blatte held the position of Mayor of the Village of Lawrence, New York from July 1, 1996 to June 30, 2002, and served as a Trustee of the Village from July 1, 1979 to June 30, 1996. See "Business — History and Development of International" for a description of International's bankruptcy proceeding. Mr. Blatte was our legal counsel at the time that proceeding was commenced.

Ferdinand V. Lepere:    Mr. Lepere has served as executive vice president and chief financial officer since March 2005 and as executive vice president of finance of TBS Shipping Services since

January 1995, responsible for all financial, accounting, information systems and administrative matters. Mr. Lepere has over 25 years experience in shipping, most recently from February 1981 to December 1994 with Hapag-Lloyd A.G. as chief financial officer and Board member of its American subsidiary. Mr. Lepere is a Certified Public Accountant and holds a Masters Degree in Finance and Accounting. See "Business — History and Development of International" for a description of International's bankruptcy proceeding. Mr. Lepere was executive vice president of finance of TBS Shipping Services at the time that proceeding was commenced.

Captain Alkis N. Meimaris:    Captain Meimaris, with over 50 years maritime experience, has served in the capacity of executive vice president since March 2005 and in the capacity of executive vice president of operations of TBS Shipping Services since 1993. Captain Meimaris previously served as a director of B+H Ocean Carriers Ltd. and a board member of COTCO. His 29 years experience with National Bulk Carriers ranges from service as Master on oceangoing freighters and VLCCs to superintendent in the Jari, Amazonas project. See "Business — History and Development of International" for a description of International's bankruptcy proceeding. Captain Meimaris was executive vice president of operations of TBS Shipping Services at the time that proceeding was commenced.

James W. Bayley:    Mr. Bayley has served as a director since our inception, and as vice president since March 2005. Since 1977, Mr. Bayley has served as managing director of Globe Maritime Limited, a company that is well-established in the London shipping market. Mr. Bayley is a member of the Baltic Exchange and holds the title of fellow of the Institute of Chartered Shipbrokers. See "Business — History and Development of International" for a description of International's bankruptcy proceeding. Mr. Bayley was a director at the time that proceeding was commenced.

William J. Carr:    Mr. Carr served as a director from 1998 until 2001 and since then as vice president, treasurer and resident representative in Bermuda. Mr. Carr serves as president and director of all of our ship-owning subsidiaries. Since 1986, Mr. Carr has served as president and sole owner of Windcrest Management Limited, a Bermuda company providing accounting, consulting, corporate management and registered office services to local and international businesses. See "Business — History and Development of International" for a description of International's bankruptcy proceeding. Mr. Carr was our director at the time that proceeding was commenced.

Randee E. Day:    Ms. Day has served as a director and chairman of the audit committee since 2001. Ms. Day is currently a managing director and head of Maritime Investment Banking at the Seabury Group LLC., a New York based investment bank serving clients in the transportation industry. From 1985 until 2004, Ms. Day served as chief executive officer and president of Day and Partners, Inc., a financial consulting firm.

Peter S. Shaerf:    Mr. Shaerf has served as a director since 2001. From 2002 to April 2005, Mr. Shaerf was senior vice president of American Marine Advisors, Inc., a merchant banking firm exclusively focused on the maritime industry. In May 2005, American Marine Advisors changed its name to AMA Capital Partners LLC and Mr. Shaerf was named managing director. Mr. Shaerf, having almost 30 years experience in the maritime industry, was a co-founder of Poseidon Capital and he also ran The Commonwealth Group, a leading broker and consultant in the container and liner sector. He is a director of General Maritime Corporation (NYSE) and Trailer Bridge, Inc. (NASDAQ) and former director of MC Shipping Inc. (AMEX). Mr. Shaerf is also a director of The Containerization and Intermodal Institute and vice chairman of the Government sponsored Short Sea Shipping Co-operative.

William P. Harrington:    Mr. Harrington is a partner and the head of the litigation practice group at Bleakley Platt & Schmidt, LLP, White Plains, NY.

Management of Affiliated Service Companies

Joseph E. Royce, our president, chief executive officer, chairman and director also has served as president of TBS Shipping Services and Gregg L. McNelis, our senior executive vice president, chief operating officer and director, also has served as executive vice president of the Commercial

Department of TBS Shipping Services. We have paid fees and commissions to these affiliated service companies. See "Certain Relationships and Transactions."

Alexander G. Phocas:    Mr. Phocas has served as president of Roymar since August 1995, responsible for technical matters of our controlled vessels. Mr. Phocas has over 50 years maritime experience, particularly in the areas of ship management, chartering, operations, insurance and claims management. From 1986 to 1995, Mr. Phocas headed the shipping division of Cumberland Farms/Gulf Oil and from 1977 to 1986 represented the financial interests of AK Steel (formerly Armco Steel) Shipping Investments, managing vessels financed by them. See "Business — History and Development of International" for a description of International's bankruptcy proceeding. Mr. Phocas was president of Roymar at the time that proceeding was commenced.

Composition of the Board After This Offering

Upon the closing of this offering, our board will consist of six members. Randee E. Day, Peter S. Shaerf and William P. Harrington will be independent directors as such term is defined in Rule 4200 of the National Association of Securities Dealers Marketplace Rules, and we will add a fourth independent director within 12 months of the closing of this offering. Our board is elected annually, and each director serves for a one-year term. There are no family relationships among our directors or executive officers.

Director Compensation

Upon the closing of the offering, we expect to pay the independent members of our board an annual retainer of $30,000, plus annual fees of $10,000 to each independent member who serves on the audit committee, $10,000 to each independent member who serves on the compensation committee and $5,000 to each independent member who serves on the nominating and corporate governance committee. We will issue 1,500 restricted Class A common shares per year to each independent director, with the first issuance being made prior to the closing of this offering. We will reimburse any member of the board for travel, hotel and all other reasonable expenses incurred in connection with our business or their duties as directors.

Committees of Our Board of Directors

At the closing of this offering, our board will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Our board of directors from time to time may establish other committees.

Audit Committee

Upon the closing of this offering our audit committee will comprise three members. The audit committee will operate under a written charter adopted by our board, a copy of which will be available on our website at http://www.tbsship.com. The audit committee's duties will include:

•	evaluating the independent auditor's qualifications, independence and performance; recommending to the shareholders the engagement of the independent auditor; approving the retention of the independent auditor to perform any proposed permissible non-audit services; and monitoring the rotation of partners of the independent auditor on the engagement team;

•	reviewing our financial statements, critical accounting policies and estimates and administrative and financial controls; and discussing the results of the annual audit and the review of our quarterly financial statements with management and our independent auditor;

•	reviewing compliance with legal and regulatory requirements and policies with respect to risk assessment and risk management; and

•	evaluating the performance of our internal audit function.

Upon the closing of this offering, the members of our audit committee will be Randee E. Day, Peter S. Shaerf and James Bayley. Ms. Day and Mr. Shaerf are independent members of the audit committee. We plan to replace Mr. Bayley with a third independent member within 12 months of the closing of this offering. Ms. Day has been determined to be our "audit committee financial expert" as such term is defined in Item 401(h) of Regulation S-K. At the conclusion of the phase-in period, all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(i) under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Compensation Committee

Our compensation committee currently consists of Peter S. Shaerf and James W. Bayley. In addition to Peter S. Shaerf, who is an independent member of the compensation committee, we plan to nominate a second new independent member to the compensation committee within three months of the closing of this offering and a third new independent member within 12 months of the closing of this offering to replace James W. Bayley so that all of our compensation committee members will be independent as such term is defined in Rule 4200 of the NASD Manual.

The compensation committee is responsible for:

•	reviewing key employee compensation policies, plans and programs;

•	reviewing and approving the compensation of our executive officers;

•	reviewing and approving employment contracts and other similar arrangements between us and our executive officers;

•	reviewing and approving, at inception and on no less than an annual basis, any transaction with an affiliated service company, officer or director;

•	reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Our principal executive officers have not received any compensation from us for acting in those capacities. They have received compensation from our affiliated service companies. For this reason, among others, the arrangements between us and our affiliated service company will be subject to the approval of the compensation committee following the closing of this offering. Our compensation committee also has approved the terms and conditions of our acquisition of all of the outstanding shares of common stock of Roymar and TBS Shipping Services.

Nominating and Corporate Governance Committee

Upon the closing of this offering, our nominating and corporate governance committee will consist of William P. Harrington and James W. Bayley. All of our nominating and corporate governance committee members will be independent as such term is defined in Rule 4200 of the NASD Marketplace Rules within the period prescribed by the NASD Marketplace Rules.

The nominating and corporate governance committee will be responsible for identifying and recommending potential candidates qualified to become board members, recommending directors for appointment to board committees, developing and recommending to our board a set of corporate governance principles and overseeing evaluation of our board of directors and management.

Compensation Interlocks and Insider Participation

Messrs. Royce and Blatte participated in deliberations of our board of directors concerning the financial arrangements with our affiliated service companies and executive officer compensation. Mr. Royce also serves as our president, chief executive officer, chairman and director and Mr. Blatte also serves as our senior executive vice president. None of our executive officers serves as a member of the board of directors or compensation committee of any entity, other than our affiliated service company, that has one or more executive officers who serve on our board or compensation committee.

Executive Compensation

Cash Compensation

Prior to the offering, our executive officers have not received any compensation from International. Our affiliated service companies, which have been owned by our executive officers, historically have distributed their net income to these individuals. See "Certain Relationships and Transactions". Upon the closing of the offering, we will acquire all of the outstanding shares of common stock of Roymar and TBS Shipping Services. Thereafter, our principal executive officers will be compensated by International. Our compensation committee has approved annual cash compensation as follows: for Joseph E. Royce, our president and chief executive officer, $375,000; for Gregg L. McNelis, our senior executive vice president and chief operating officer, $325,000; for Lawrence A. Blatte, our senior executive vice president, $325,000; and for Ferdinand V. Lepere, our executive vice president and chief financial officer, $295,000. Our principal executive officers will be eligible for annual bonuses.

In addition, in connection with the offering, we paid a cash bonus of $2,225,000 to our chief financial officer, $225,000 of which was paid by Roymar and TBS Shipping prior to the offering.

2005 Equity Incentive Plan

The following is a summary of the material terms of our 2005 Equity Incentive Plan, which we refer to as the 2005 EIP. We adopted the 2005 EIP effective prior to the date of this prospectus.

In connection with the offering, we issued 100,000 restricted Class A common shares, vesting in equal installments over four years, to Ferdinand V. Lepere, our executive vice president and chief financial officer, and 106,900 Class A common shares to employees of Roymar and TBS Shipping Services pursuant to the 2005 EIP. Based on an initial public offering price of $10.00 per Class A common share, the aggregate value of the Class A common shares issued to Mr. Lepere is approximately $1.0 million and the aggregate value of the Class A common shares issued to employees of Roymar and TBS Shipping Services is approximately $1.1 million. We will use the net proceeds from the sale of 85,520 Class A common shares by TBS Shipping Services, or approximately $0.8 million, to pay the federal, state and local employment taxes and income withholding taxes associated with the issue of 106,900 Class A common shares to employees of Roymar and TBS Shipping Services. Those employees have agreed that, without our prior consent, they will not sell any of the shares issued to them for a period of two years following the date of the offering. We have agreed with the underwriters not to give such consent during the period ending 180 days after the date of this prospectus.

The 2005 EIP authorizes the grant of "non-qualified" share options, incentive share options (for purposes of the Code), share appreciation rights, restricted shares, restricted share units and other share-based awards to our employees, directors and affiliates. A maximum of 2,000,000 Class A common shares may be subject to awards under the 2005 EIP. The number of shares issued or reserved for issuance pursuant to the 2005 EIP is subject to adjustment as a result of mergers, consolidations, reorganizations, share splits, share dividends and other dilutive changes in our common shares. Shares subject to any awards that expire without being exercised or that are forfeited shall again be available for future grants of awards under the 2005 EIP. In addition, shares subject to awards that have been retained by us in payment or satisfaction of the purchase price or tax withholding obligation of an award shall not count against the limit described above.

Administration.     The 2005 EIP is administered by our compensation committee. The committee has the sole discretion to determine the employees and directors to whom awards may be granted under the 2005 EIP, the manner in which such awards will vest and the other conditions applicable to awards. Options, share appreciation rights, restricted shares and other share-based awards may be granted by the committee to employees and directors in such numbers and at such times during the term of the 2005 EIP as the committee shall determine. The committee is authorized to interpret the 2005 EIP, to establish, amend and rescind any rules and regulations relating to the 2005 EIP and to make any other determinations that it deems necessary or desirable for the administration of the 2005

EIP. The committee may correct any defect, supply any omission or reconcile any inconsistency in the 2005 EIP in the manner and to the extent the committee deems necessary or desirable.

Options.     The compensation committee will determine the exercise price and other terms for each option and whether the options are non-qualified share options or incentive share options. Incentive share options may be granted only to employees and are subject to certain other restrictions. To the extent an option intended to be an incentive share option does not so qualify, it will be treated as a non-qualified option. An option holder may exercise an option by written notice and payment of the exercise price in a form acceptable to the committee, which may include: by cash, check or wire transfer; by the surrender of a number of common shares already owned by the option holder for at least the minimum period required by law and to avoid any accounting charge with a fair market value equal to the exercise price; to the extent permitted by law, through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the option and to deliver to us an amount out of the proceeds of the sale equal to the aggregate exercise price for the shares being purchased; or another method approved by the committee.

Share Appreciation Rights.     The compensation committee may grant share appreciation rights independent of or in connection with an option. The exercise price per share of a share appreciation right will be an amount determined by the committee, and the committee will determine the other terms applicable to share appreciation rights. Generally, each share appreciation right will entitle a participant upon exercise to an amount equal to:

•	the excess of the fair market value on the exercise date of one Class A common share over the exercise price, times

•	the number of Class A common shares covered by the stock appreciation right.

Payment shall be made in common shares or in cash, or partly in common shares and partly in cash, all as shall be determined by the committee.

Restricted Shares and Restricted Share Units.     The compensation committee may award restricted common shares and restricted share units. Restricted share awards consist of common shares that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. Restricted share unit awards result in the transfer of shares or cash to the participant only after specified conditions are satisfied. The committee will determine the restrictions and conditions applicable to each award of restricted shares or restricted share units. The vesting period for awards of restricted shares and restricted share units generally will be not less than three years.

Other Share-Based Awards.     The compensation committee may grant awards of rights to purchase shares, bonus shares, phantom share units, performance shares and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, our common shares. The other share-based awards will be subject to terms and conditions established by the committee.

Performance Criteria.     Vesting of awards granted under the 2005 EIP may be subject to the satisfaction of one or more performance goals established by the compensation committee. The performance goals may vary from participant to participant, group to group and period to period.

Transferability.     Unless otherwise determined by the compensation committee, awards granted under the 2005 EIP are not transferable other than by will or by the laws of descent and distribution.

Change of Control.     The compensation committee may provide, either at the time an award is granted or thereafter, that a change in control that occurs after the offering shall have such effect as specified by the committee, or no effect, as the committee in its sole discretion may provide.

Term of the 2005 EIP; Amendment and Termination.     The 2005 EIP became effective prior to the date of this prospectus, and will terminate on the tenth anniversary thereof unless sooner terminated. The board may amend, alter or discontinue the 2005 EIP in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent.

In addition, shareholder approval is required for any amendment that would increase the maximum number of shares available for awards, reduce the price at which options may be granted, reduce the exercise price of any outstanding option or extend the term of the 2005 EIP.

Federal Income Tax Consequences of Awards.     The following discussion summarizes certain federal income tax consequences of the issuance and receipt of options and other share-based awards under the 2005 EIP under the law as in effect on the date hereof. The summary does not purport to cover all federal employment tax or other federal tax consequences that may be associated with the 2005 EIP, nor does it cover state, local, or non-U.S. taxes.

When a non-qualified share option is granted, no income will be recognized by the option holder. When a non-qualified share option is exercised, in general, the option holder will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the underlying common shares on the date of exercise over the exercise price multiplied by the number of common shares subject to the option that was exercised. The employer of the option holder is entitled to a deduction subject to possible limitations under Sections 162(m) and 280G of the Code as discussed below equal to the amount of compensation income recognized by the option holder for its taxable year that ends with or within the taxable year in which the option holder recognized the compensation.

A participant is not taxed on the grant or exercise of an incentive share option (an "ISO"). The difference between the exercise price and the fair market value of the shares on the exercise date will, however, be a preference item for purposes of the alternative minimum tax. If an option holder holds the shares acquired upon exercise of an ISO for at least two years following the option grant date and at least one year following exercise, the option holder's gain, if any, upon a subsequent disposition of such shares is long term capital gain. The measure of the gain is the difference between the proceeds received on disposition and the option holder's basis in the shares (which generally equals the exercise price). If an option holder disposes of shares acquired pursuant to exercise of an ISO before satisfying the one and two-year holding periods described above, the option holder will recognize both ordinary income and capital gain in the year of disposition. The amount of the ordinary income will be the lesser of (i) the amount realized on disposition less the option holder's adjusted basis in the shares (usually the exercise price) or (ii) the difference between the fair market value of the shares on the exercise date and the exercise price. The balance of the consideration received on such a disposition will be long-term capital gain if the shares had been held for at least one year following exercise of the ISO and otherwise will be short-term capital gain. We are not entitled to an income tax deduction on the grant or exercise of an ISO or on the option holder's disposition of the shares after satisfying the holding period requirement described above. If the holding periods are not satisfied, we will be entitled to a deduction in the year the option holder disposes of the shares in an amount equal to the ordinary income recognized by the option holder.

When a share appreciation right is granted, in general, no income will be recognized by the participant. When a share appreciation right is exercised, in general, the participant will recognize ordinary compensation income equal to the cash and/or the fair market value of the shares received upon exercise. Before granting any share appreciation right, we will consider the possible tax consequences under Section 409A of the Code, and will not grant share appreciation rights to the extent such rights would be treated as "deferred compensation" for purposes of Section 409A. The employer of the participant is entitled to a deduction subject to possible limitations under Sections 162(m) and 280G of the Code as discussed below equal to the compensation income recognized by the participant.

Generally, when a restricted share or a restricted share unit is granted, no income will be recognized by the participant. Upon the payment to the participant of common shares in respect of restricted share units or the release of restrictions on restricted shares, the participant generally recognizes ordinary compensation income equal to the fair market value of the shares as of the date of delivery or release. The employer of the participant is entitled to a deduction subject to possible limitations under Sections 162(m) and 280G of the Code as discussed below equal to the compensation income recognized by the participant.

In general, under Section l62(m) of the Code, remuneration paid by a public corporation to its chief executive officer or any of its other top four named executive officers, ranked by pay, is not deductible to the extent it exceeds $1,000,000 for any year. However, Section 162(m) excepts from this rule certain amounts payable pursuant to plans or agreements adopted before an initial public offering if certain additional requirements are met. We intend to take advantage of this exception and expect that Section 162(m) will not limit the deductibility of any amounts payable pursuant to the 2005 EIP, although it is expected that the individuals to which Section 162(m) would apply will be employed by a corporation not subject to U.S. net income tax.

Under the so-called "golden parachute" provisions of the Code, the accelerated vesting of stock options and benefits paid under other awards in connection with a change in control of a corporation may be required to be valued and taken into account in determining whether participants have received compensatory payments, contingent on the change in control, in excess of certain limits. If these limits are exceeded, a portion of the amounts payable to the participant may be subject to an additional 20% federal tax and may be nondeductible to us.

A participant may be required to pay to us or make arrangements satisfactory to us to satisfy all federal, state and other withholding tax requirements related to awards under the 2005 EIP.

Employee Share Purchase Plan

The following is a summary of the material terms of our Employee Share Purchase Plan, which we refer to as the ESPP. We adopted the ESPP effective prior to the date of this prospectus.

The purpose of the ESPP is to encourage and enable our eligible employees and the employees of our U.S. subsidiaries to acquire a proprietary interest in us through the ownership of our common shares. A maximum of 1,300,000 Class A common shares may be purchased under the ESPP.

Administration.     The ESPP is administered by our compensation committee subject to direction by the board. All questions of interpretation of the ESPP are determined by the compensation committee, whose decisions are final and binding upon all participants. The committee may delegate its responsibilities under the ESPP to one or more other persons.

Eligibility.     Each employee who has six months of continuous service as of the beginning of the applicable subscription period, is scheduled to work 20 or more hours per week, and whose customary employment is more than five months in a calendar year is eligible to participate in the ESPP.

Subscription Periods.     There are twelve monthly subscription periods in each calendar year. Each subscription period begins on the first day of the month and ends on the last day of the month (the "exercise date"). The first subscription period for the ESPP is a short subscription period that begins on the date of the IPO and ends on the last day of the month in which the IPO occurs.

An eligible employee may begin participating in the ESPP effective at the beginning of a subscription period. Once enrolled in the ESPP, a participant is able to purchase our common shares with payroll deductions at the end of the applicable subscription period. Once a subscription period is over, a participant is automatically enrolled in the next subscription period unless the participant chooses to withdraw from the ESPP.

Purchase Price.     The purchase price per share at which shares are purchased under the ESPP is equal to 95% of the fair market value of the common shares on the last day of the subscription period.

Payment of Purchase Price; Payroll Deductions.     A participant may designate payroll deductions to be used to purchase shares equal to a percentage of the participant's compensation that is at least 1% and that does not exceed a maximum rate set by the compensation committee (which rate may be changed from time to time, but in no event shall be greater than 10%). A participant may only change the percentage of compensation that is deducted to purchase shares under the ESPP (other than to withdraw entirely from the ESPP, as set forth below) effective at the beginning of a subscription period.

At the end of each subscription period, unless the participant has withdrawn from the ESPP, payroll deductions are applied automatically to purchase common shares at the price described above.

The number of shares purchased is determined by dividing the payroll deductions by the applicable purchase price. Fractional shares are issued, so no funds will be carried over to the next subscription period.

Limitations.     In the event of a share dividend, share split, reverse share split, recapitalization, reorganization, merger, spin-off, or similar event affecting our common shares, the compensation committee will appropriately adjust the number of shares available under the ESPP.

A participant is not permitted to purchase shares under the ESPP if the participant would own common shares possessing 5% or more of the total combined voting power or value of all classes of the our common shares. A participant is also not permitted to purchase common shares with a fair market value in excess of $25,000 in any one calendar year.

A participant does not have the rights of a shareholder until the shares are actually owned by the participant. A participant may not transfer the right to purchase stock under the ESPP.

Non-transferability.     Rights to purchase common shares under the ESPP may not be transferred by a participant and may be exercised during a participant's lifetime only by the participant.

Amendment and Termination of the Plan.     The board has the power to amend or terminate the ESPP at any time, except that the board may not, without first obtaining shareholder approval, increase the number of shares reserved under the ESPP other than as otherwise provided in the ESPP, change the eligibility requirements to participate in the ESPP, or otherwise materially change the benefits provided in the ESPP.

Federal Income Tax Consequences.     The following discussion summarizes certain federal income tax consequences of participation in the ESPP under the law as in effect on the date hereof. The summary does not purport to cover all federal employment tax or other federal tax consequences that may be associated with the ESPP, nor does it cover state, local, or non-U.S. taxes.

No income will be taxable to a participant at the time of the grant of the right to purchase shares or the actual purchase of the shares. Upon disposition of the shares, the participant will generally be subject to tax and the amount of the tax will depend upon the participant's holding period. Payroll deductions under the ESPP will be subject to income tax and the normal tax withholding rules.

If the shares have been held by the participant for more than two years after the date of option grant (i.e., the beginning of the applicable subscription period), the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the purchase price for the shares or (b) the excess of the fair market value of the shares at the time the option was granted over the purchase price for the shares (determined based on the fair market value of the shares on that date) will be treated as ordinary income, and any further gain will be treated as long-term capital gain. If the shares are disposed of before the expiration of this holding period, the excess of the fair market value of the shares on the exercise date over the purchase price will be treated as ordinary income, and any further gain or loss on such disposition will be long-term or short-term capital gain or loss, depending on the holding period.

We are not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income reported by participants upon disposition of shares within two years from the beginning of the applicable subscription period.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Pursuant to agency agreements, our operations have been planned, executed and supervised by TBS Shipping Services, Roymar and TBS Commercial Group and its subsidiaries in exchange for fees and commissions paid by us to such entities. After giving effect to the offering, James W. Bayley, Lawrence A. Blatte, Gregg L. McNelis, Captain Alkis N. Meimaris and Joseph E. Royce, collectively will beneficially own approximately 65.4% of our issued and outstanding common shares. Each of these individuals is also a principal of, and together control, TBS Commercial Group. Lawrence A. Blatte, Gregg L. McNelis, Captain Alkis N. Meimaris and Joseph E. Royce have been principals of, and together controlled, TBS Shipping Services and Roymar. We believe that the transactions described below are on terms no less favorable than those that could be obtained pursuant to arm's-length negotiations with independent third parties.

Effective as of the closing of this offering, we will acquire all of the outstanding common stock of Roymar and TBS Shipping Services for an aggregate payment of $7.5 million. See the introduction to "Unaudited Pro Forma Consolidating Financial Information" for a discussion of how we determined the fair market value of Roymar and TBS Shipping Services. The terms of that transaction were approved by the members of our compensation committee.

Roymar has acted as our technical ship manager, charging approximately $12,000 per ship per month. In addition, Roymar has been entitled to reimbursement of certain expenses, including crews' wages, insurance, agents' fees, drydocking costs, superintendance, maintenance, travel and communications expenses, and to certain fees for technical services. We paid Roymar management fees of $1.5 million in 2002, $1.6 million in 2003 and $2.0 million in 2004.

TBS Shipping Services has provided us with vessel voyage operational management, commercial, chartering, agency and brokerage services. TBS Shipping Services charged approximately $8,500 per ship per month. During 2002, 2003 and 2004, these monthly ship operating fees amounted to $1.7 million, $2.3 million and $2.4 million, respectively. In addition, TBS Shipping Services has charged commissions up to 2.5% of total freight revenue and commissions of up to 1.25% on ships that it chartered out. During 2002, 2003 and 2004, these commissions amounted to $2.7 million, $3.5 million and $5.6 million, respectively. Commissions paid to other affiliated services companies, including TBS Commercial Group, in 2002, 2003 and 2004 totaled $2.7 million, $3.6 million and $4.4 million, respectively. We also reimbursed TBS Shipping Services for financial reporting services related to us.

We have established long-term commercial and operational relationships with other commercial agency service companies that are located in various overseas ports in which we conduct our business. The majority of these companies are wholly- or partly-owned direct or indirect subsidiaries of TBS Commercial Group. Under the arrangements with these commercial agents, we generally pay a commission on freight revenue booked by the agent, which commission is based upon market rates, and on certain freights where they attend to the receivers of the cargo. Under the arrangements with the ship agents, we pay fees to the agents for attending vessels while in port, which fees are also based on market rates for such services. During 2002, 2003 and 2004, we paid TBS Commercial Group $3.5 million, $4.5 million and $5.5 million, respectively.

Globe Maritime Limited, owned by James W. Bayley, acts as our chartering broker and charges commissions for arranging charters and the sale and purchase of vessels, which commissions are based upon market rates. During 2002, 2003 and 2004, we paid Globe Maritime $89,000, $158,000 and $219,000, respectively.

James W. Bayley owns 1% of the outstanding interest of the parent entity of TBS North America Liner, Ltd. and 40% of the outstanding voting shares of TBS North America Liner. The parent entity of TBS North America Liner owns 60% of the outstanding voting shares and 100% of the outstanding non-voting shares of TBS North America Liner. International indirectly owns the other 99% of the outstanding interest of the parent entity of TBS North America Liner.

TBS Shipping Services and Roymar maintain an office in Yonkers, New York that is leased from our founder, chairman and chief executive officer, Joseph E. Royce. During 2002, 2003 and 2004, payments to Mr. Royce under this lease totaled $240,000, $240,000 and $240,000, respectively.

International, TBS Shipping Services and TBS Commercial Group paid legal fees to Lawrence A. Blatte, who is one of our principal shareholders and became a senior executive vice president of International in March 2005. During 2002, 2003 and 2004, payments from International to Mr. Blatte for legal services totaled $341,000, $445,000 and $438,000, respectively. During 2002, 2003 and 2004, payments from TBS Shipping Services and TBS Commercial Group to Mr. Blatte for legal services totaled $10,000, $50,000 and $205,000, respectively. Mr. Blatte was not an officer of International at the time the services were rendered and the payments were received.

Prior to the offering, we paid a cash bonus in the amount of $2,225,000 to Ferdinand V. Lepere, our executive vice president and chief financial officer, $225,000 of which was paid by Roymar and TBS Shipping prior to the offering. This bonus, which was approved by the compensation committee, was paid out of our cash flow from operations and not out of the net proceeds from the offering. In connection with the offering, we also issued 100,000 restricted Class A common shares to Mr. Lepere under our 2005 Equity Incentive Plan. This award will vest in equal installments over four years. See "Management—Executive Compensation— 2005 Equity Incentive Plan" for information relating to the issue of shares to Mr. Lepere.

Our board has delegated authority to the compensation committee to review and approve on an annual basis all transactions with our executive officers, directors and affiliates.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth, as of March 31, 2005, information with respect to the beneficial ownership of our common shares by:

•	each person known to us to beneficially own more than 5% of our issued and outstanding common shares,

•	each director of International and each executive officer,

•	all directors and executive officers as a group, and

•	the selling shareholders.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

Percentage of beneficial ownership is based on common shares issued and outstanding as of June 23, 2005 and common shares to be issued and outstanding after the offering assuming no exercise of the underwriters' overallotment option.

Unless otherwise indicated, each shareholder has sole voting and investment power with respect to the common shares beneficially owned by the shareholder and has the same address: c/o TBS Shipping Services Inc., 612 East Grassy Sprain Road, Yonkers, New York, 10710.

	Common Shares Beneficially Owned Prior to Offering				Number of Class A Common Shares Offered	Common Shares Beneficially Owned After the Offering
Name	Class A	%	Class B	%		Class A	%	Class B	%
Executive officers and directors:
Joseph E. Royce (1)	4,291,277	60.9	8,315,769	60.9	660,700	3,630,577	25.7	8,315,769	61.3
Gregg L. McNelis (2)	1,115,759	15.8	2,162,153	15.8	171,786	693,973	4.9	2,412,153	17.8
Lawrence A. Blatte (3)	270,913	3.8	524,983	3.8	37,974	232,939	1.6	524,983	3.9
Ferdinand V. Lepere (4)	—	—	—	—	—	—	—	—	—
Captain Alkis N. Meimaris	369,322	5.2	715,683	5.2	56,862	418,255	3.0	609,888	4.5
James W. Bayley (5)	462,511	6.6	896,268	6.6	71,210	491,301	3.5	796,268	5.9
William J. Carr (6)	—	—	—	—	—	—	—	—	—
Randee E. Day (7)	—	—	—	—	—	—	—	—	—
Peter S. Shaerf (8)	—	—	—	—	—	—	—	—	—
William P. Harrington (9)	—	—	—	—	—	—	—	—	—
Other beneficial owners:
Tara C. DeMakes (10)	684,889	9.7	1,327,200	9.7	—	684,889	4.8	1,327,200	9.8
Other selling shareholders:
David C. Blatte (11)	256,183	3.6	496,440	3.6	37,974	218,209	1.5	496,440	3.7
Amy Blatte Braunstein (12)	256,183	3.6	496,440	3.6	37,974	218,209	1.5	496,440	3.7
TBS Shipping Services Inc.	21,785	*	42,215	*	64,000	—	—	—	—
Roymar Ship Management, Inc.	7,325	*	14,195	*	21,520	—	—	—	—
All executive officers and directors as a group (9 persons): (4)	6,509,782	92.4	12,614,856	92.4	998,532	5,467,045	38.7	12,659,061	93.3

(1)	Common shares beneficially owned include 356,985 Class A and 691,778 Class B common shares held by Mr. Royce, 356,985 Class A and 691,778 Class B common shares held by Mr. Royce's spouse, Elaine M. Royce, 1,446,208 Class A and 2,802,507 Class B common shares held by the Joseph E. Royce 2005 Qualified Grantor Retained Annuity Trust (GRAT), 1,446,208 Class A and 2,802,507 Class B common shares held by the Elaine M. Royce 2005 Qualified GRAT and 684,889 Class A and 1,327,200 Class B common shares held by Treetops Holdings, LLC. Treetops is jointly owned by The Jeanine Royce 1997 Trust and The Laura Royce 1997 Trust. Mr. Royce is trustee of the Joseph Royce 2005 GRAT and Mrs. Royce is trustee of the Elaine Royce 2005 GRAT. Each has sole voting and investment power over the shares each indirectly owns. Mrs. Royce is a co-trustee of each of the Royce 1997 Trusts and has sole investment power over the shares she indirectly owns. Mr. and Mrs. Royce disclaim beneficial ownership of the shares indirectly owned by the Royce 1997 Trusts.

(2)	Includes 378,853 Class A and 734,153 Class B common shares held by Mr. McNelis, 43,347 Class A and 84,000 Class B common shares held by the Gregg L. McNelis Jr. 2004 Irrevocable Trust, 43,347 Class A and 84,000 Class B common shares held by the Diana McNelis 2004 Irrevocable Trust, 43,347 Class A and 84,000 Class B common shares held by the Brandon McNelis 2004 Irrevocable Trust, 303,432 Class A and 588,000 Class B common shares held by the Gregg L. McNelis 2005 Qualified GRAT and 303,432 Class A and 588,000 Class B common shares held by the Susanne E. McNelis 2005 Qualified GRAT. Mr. McNelis's spouse, Susanne McNelis, is the trustee of each of the McNelis Trusts, except for the Gregg McNelis GRAT, and has voting and investment power over the shares owned by the trusts for which she is trustee. Mr. McNelis is trustee of the Gregg McNelis GRAT and has voting and investment power over the shares it owns. Mr. and Mrs. McNelis disclaim beneficial ownership of the shares held by the McNelis Trusts, except the Gregg McNelis GRAT and the Susanne McNelis GRAT.

(3)	Includes 62,845 Class A and 121,783 Class B common shares held by Blatte Group LLC, 104,034 Class A and 201,600 Class B common shares held by the Lawrence A. Blatte 2005 Qualified GRAT and 104,034 Class A and 201,600 Class B common shares held by the Barbara H. Blatte 2005 Qualified GRAT. The Blatte Group is jointly owned by Mr. Blatte and his spouse, Barbara Blatte. Mr. and Mrs. Blatte have shared voting and investment power over the shares owned by the Blatte Group. Mr. Blatte is trustee of the Lawrence Blatte GRAT and Mrs. Blatte is trustee of the Barbara Blatte GRAT. Each has sole voting and investment power over the shares each indirectly owns. The address for Mr. Blatte and the Blatte Group is 198 Harbor View North, Lawrence, New York 11559.

(4)	Excludes 100,000 restricted Class A common shares issued pursuant to the 2005 EIP and vesting in equal installments over the next four years.

(5)	Includes 462,511 Class A and 896,268 Class B common shares held by Standcrown (Gibraltar) Limited. Mr. Bayley is the beneficial owner of Standcrown and has voting and investment power over the shares it owns. The address for Mr. Bayley and Standcrown is c/o Globe Maritime Limited, 4th Floor, Osborn House, 74-80 Middlesex Street, London E1 7EZ.

(6)	The address for Mr. Carr is P.O. Box HM 2522, Hamilton, HM GX, Bermuda.

(7)	The address for Ms. Day is One Stamford Landing, Suite 201, Stamford, CT 06902.

(8)	The address for Mr. Shaerf is 405 Lexington Avenue, New York, NY 10174.

(9)	The address for Mr. Harrington is One North Lexington Avenue, P.O. Box 5056, White Plains, NY 10602.

(10)	Includes 684,889 Class A and 1,327,200 Class B common shares held by Treetops. Mrs. DeMakes is a co-trustee of each of the Royce Trusts and has voting power, but not investment power, over the shares they indirectly own through Treetops. Mrs. DeMakes is also manager of Treetops. Mrs. DeMakes disclaims beneficial ownership of the shares indirectly owned by the Royce 1997 Trusts and the shares held by Treetops.

(11)	Includes 212,836 Class A and 412,440 Class B common shares held by David C. Blatte, who is the son of Lawrence A. Blatte, and 43,347 Class A and 84,000 Class B common shares held by The Blatte Grandchildren 1999 Trust. David C. Blatte is the co-trustee of the Blatte Grandchildren Trust and has shared voting and investment power over the shares it owns. David C. Blatte disclaims beneficial ownership of the shares held by the Blatte Grandchildren

Trust. The address for David C. Blatte is 332 Noyac Path, Water Mill, New York 11976 and the address for the Blatte Grandchildren Trust is 198 Harbor View North, Lawrence, New York 11559.

(12)	Includes 212,836 Class A and 412,440 Class B common shares held by Amy Blatte Braunstein, who is the daughter of Lawrence A. Blatte, and 43,347 Class A and 84,000 Class B common shares held by the Blatte Grandchildren Trust. Mrs. Braunstein is the co-trustee of the Blatte Grandchildren Trust and has shared voting and investment power over the shares it owns. Mrs. Braunstein disclaims beneficial ownership of the shares held by the Blatte Grandchildren Trust. The address for Mrs. Braunstein is 34 Belmont Drive West, Roslyn Heights, New York 11577.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes certain provisions of our memorandum of association and our bye-laws that will become effective as of the closing of this offering. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our memorandum of association and bye-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

General

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 24154. We were incorporated on November 26, 1997 under the name TBS International Limited. On February 15, 2001, TBS International Limited amalgamated with TBS Shipping International Limited, an exempted company incorporated under the laws of Bermuda, and the amalgamated company continued under the name TBS International Limited. Our registered office is located at Commerce Building, Chancery Lane, Hamilton, HM 12, Bermuda. Our agent for service of process in the U.S. is CT Corporation, 1633 Broadway, New York, New York 10019.

Share Capital

Upon the completion of this offering, our authorized share capital will consist of 75,000,000 Class A common shares and 30,000,000 Class B common shares, par value US$0.01 per share, and 1,000,000 undesignated preference shares par value US$0.01 per share. Upon completion of this offering, there will be 14,127,016 Class A common shares and 13,567,941 Class B common shares issued and outstanding and no preference shares issued and outstanding. All of our issued and outstanding common shares prior to completion of this offering are and will be fully paid, and all of our Class A common shares to be issued in this offering will be issued fully paid.

Pursuant to our bye-laws, subject to the requirements of the NASDAQ National Market and to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Common Shares

Our Class A common shares and Class B common shares are identical in respect of the right to dividends and surplus assets on liquidation. The holders of Class A common shares will be entitled to one vote for each Class A common share on all matters submitted to a vote of holders of common shares while holders of Class B common shares will be entitled to one half of a vote for each Class B common share. The holders of Class A common shares may convert their Class A common shares into Class B common shares, and the holders of Class B common shares may convert their Class B common shares into Class A common shares, at any time, and the Class B common shares will automatically convert into Class A common shares upon transfer to any person other than another holder of Class B common shares, in each case as long as the conversion does not cause International to become a controlled foreign corporation or the Class A common shares to cease to be regularly traded on an established securities market for purposes of Section 883 of the Code. If at any time our board of directors determines that it is necessary or advisable for Class B common shares to be converted into Class A common shares to prevent International from becoming a controlled foreign corporation or to ensure that the Class A common shares continue to be regularly traded on an established securities market for purposes of Section 883 of the Internal Revenue Code, the board may convert any or all of the Class B common shares into Class A common shares. See "Taxation — U.S. Taxation of International." Our bye-laws provide that any holder of Class A common shares who becomes a 5% Shareholder (as defined in our bye-laws) must notify us as soon as practicable. Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast by Class A and Class B shareholders, voting together as a single class, at a meeting at which a quorum is present.

In the event of our liquidation, dissolution or winding up, the holders of Class A and Class B common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

Preference Shares

Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by our board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control over us.

Dividend Rights

Under Bermuda law, a company's board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Under our bye-laws, each Class A and Class B common share is entitled to dividends equally if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our Class A and Class B common shares.

Variation of Rights

The rights attaching to any class of our shares may be varied either with the consent in writing of the holders of 75% of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that the president, the chairman or our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least 21 days' notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting or in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of the total issued voting shares.

Access to Books and Records and Dissemination of Information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company's memorandum of association, including its objects and powers, and certain alterations to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company's audited financial statements, which must be presented at the annual general meeting. The register of members of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Bermuda Companies Act 1981, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and Removal of Directors

Our bye-laws provide that our board shall consist of not fewer than five nor more than 11 directors. Upon completion of the offering, our board of directors will consist of seven directors. Commencing a year after completion of the offering, at least a majority of our directors must be independent, as defined in Rule 10A-3(b)(i) under the Exchange Act. Upon completion of the offering, our board of directors will include four independent directors.

Any shareholder wishing to propose for election as a director someone who is not an existing director or is not proposed by our board must give notice of the intention to propose the person for election. This notice must be given not less than 90 days prior to the first anniversary of the prior year's annual meeting of shareholders or not less than ten days prior to the meeting at which directors are to be elected, whichever occurs first.

A director may be removed by the shareholders, provided notice of the shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Proceedings of Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.

The compensation of our directors is determined by our board. Our directors also may be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Provided a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the chairman of the relevant board meeting. A director (including the spouse or children of the director or any company of which such director, spouse or children own or control more than 20% of the capital or loan debt) cannot borrow from us, except loans made to directors who are bona fide employees or former employees pursuant to an employees' share scheme, unless shareholders holding 90% of the total voting rights have consented to the loan.

Waiver of Claims by Shareholders; Indemnification of Directors and Officers

Our bye-laws contain a provision whereby our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. Our bye-laws also indemnify our directors and officers in respect of their actions and omissions, except in respect of their fraud or dishonesty. The SEC has advised us that in its opinion, the operation of these provisions as a waiver of the right to sue for violations of federal securities laws or as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act would likely be unenforceable in U.S. courts. The indemnification provided in our bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these rights do not extend to his or her fraud or dishonesty.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of the shareholders. In the case of certain bye-laws, such as the bye-laws relating to election and removal of directors, approval of business combinations and amendment of bye-law provisions, the required resolutions must include the affirmative vote of at least 66% of our directors then in office and the holders of shares carrying at least 66% of the votes attaching to all shares in issue.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company's issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act 1981. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company's memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amalgamations and Business Combinations

Bermuda law provides that the amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company's board of directors and by its shareholders. Unless the company's bye-laws provide otherwise the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation agreement, and the quorum for such meeting must be at least two persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that a merger or an amalgamation requiring shareholder approval under the Companies Act 1981 that has been approved by the board must only be approved by a majority of the votes cast at a general meeting of the shareholders at which the quorum shall be two or more persons representing more than one-half of the total issued voting shares. Any merger or amalgamation not approved by our board must be approved by a resolution of the shareholders, including the affirmative vote of the holders of shares carrying not less than 66% of the votes attaching to all shares then in issue.

Appraisal Rights and Shareholder Suits

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for such shareholder's shares may apply to the Supreme Court of Bermuda within one month of notice of the shareholders' meeting to appraise the fair value of those shares.

Class actions and derivative actions generally are not available to shareholders under Bermuda law. The Bermuda courts, however, ordinarily would be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company's memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Capitalization of Profits and Reserves

Pursuant to our bye-laws, our board of directors may capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares) to the shareholders; or capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full partly paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Registrar or Transfer Agent

A register of holders of the common shares will be maintained by Windcrest Management Limited in Bermuda, and a branch register will be maintained in the U.S. by Wachovia Bank, National Association, who will serve as branch registrar and transfer agent.

Untraced Shareholders

Our bye-laws provide that our board of directors may forfeit any dividend or other amounts payable in respect of any shares which remain unclaimed for seven years from the date when such amounts became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquiries have failed to establish the shareholder's new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

We have obtained the Bermuda Monetary Authority's consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the NASDAQ National Market. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

This prospectus will be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Bermuda Companies Act 1981. In accepting this prospectus for filing, the Registrar of Companies in Bermuda shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

In accordance with Bermuda law, share certificates are issued only in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates, at the request of the shareholder, may record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

DESCRIPTION OF CREDIT FACILITIES

International guaranteed three credit facilities entered into by certain of its subsidiaries in 2004 and one in 2005.

On July 1, 2004, three of International's subsidiaries, Henley Maritime Corp., Vernon Maritime Corp. and Arden Maritime Corp., entered into a $15.0 million credit facility with a group of lenders for which GMAC Commercial Finance LLC acts as administrative agent. On February 17, 2005, the parties amended and restated the credit agreement, effective as of February 1, 2005, to add Oldcastle Shipping Corp., and increase the credit facility to $22.5 million. The obligations of the borrowers are unconditionally guaranteed by International. The credit facility loan bears interest of LIBOR plus 3.7%, payable monthly over 60 months, with 50% amortization over the first 24 months and the balance over the remaining 36 months. The credit facility is collateralized by the Ship Mortgage Notes for the Mohegan Princess, Taino Maiden, Tayrona Princess and Tuckahoe Maiden and a pledge of the stock of the borrowers.

The credit agreement contains negative covenants and restrictions on the ability of International, Westbrook Holdings Ltd., its subsidiary, and the borrowers to, among other things and with exceptions:

•	create certain liens,

•	sell, lease, transfer, assign or dispose of certain assets,

•	assign insurances relating to the vessels,

•	engage in a different line of business,

•	change offices or names, and

•	permit the registration of the vessels to lapse.

In addition, the credit agreement contains negative covenants and restrictions on International, Westbrook Holdings Ltd. and the borrowing subsidiaries under which the borrowing subsidiaries may not:

•	incur additional indebtedness,

•	make certain loans, advances or investments,

•	enter into any arrangements whereby it shall sell or transfer any collateral or its other property,

•	sell, lease, transfer, assign or dispose of any notes or accounts receivable,

•	pay any dividend or make any distribution on its capital stock,

•	enter into transactions with affiliates, and

•	merge or consolidate with other persons or transfer all or substantially all assets.

The covenants to the credit facility require that International maintain the following specified financial ratios:

•	a fixed charge coverage ratio, not less than 2.00 to 1.00,

•	a total funded debt to EBITDA, not more than 3.00 to 1.00, and

•	an asset coverage ratio, equal to or less than 0.85 to 1.00.

As of March 31, 2005, International's fixed charge coverage ratio was 2.0, its total funded debt to EBITDA ratio was 1.6 and its asset coverage ratio was 0.61.

The credit facility contains other customary affirmative covenants providing for reporting and certifications of financial and other information to the lenders and notice to the lenders upon the occurrence of certain events.

The credit agreement contains standard covenants requiring International, Westbrook Holdings Ltd. and the borrowers, among other things, to maintain the vessels, comply with the laws, keep proper books and records, pay taxes in a timely manner and follow other similar good business practices all in a manner consistent with past practice.

Events of default include, among other things:

•	any failure to pay principal thereunder when due, or to pay interest or fees on the due date,

•	default in performance of any covenants,

•	material misrepresentation, and

•	any event of insolvency or bankruptcy.

If any event of default occurs, the principal and interest on the borrowed amounts may become or may be declared to be immediately due and payable.

On August 26, 2004, two of International's subsidiaries, Stratford Shipping Corp. and Sheffield Maritime Corp., entered into a $15.0 million credit facility with Merrill Lynch Business Financial Services, Inc. The obligations of the borrowers are guaranteed by Roymar, TBS Shipping Services and 12 other subsidiaries of International. The credit facility loan bears a fixed rate of interest of 7.654%, paid monthly over 60 months, with 55% amortization over the first 24 months and the balance over the remaining 36 months. The credit facility is collateralized by the Ship Mortgage Notes for the Iroquois Maiden and Manhattan Princess and a pledge of the stock of the borrowing subsidiaries. If either vessel suffers an actual or constructive loss, we are required to make a prepayment in an amount equal to the lesser of all the obligations remaining due under the credit facility or 130% of the outstanding principal amount of the loan multiplied by a calculation based on appraisal.

The borrowers are each party to a loan and security agreement containing various operating covenants and financial conditions that restrict the ability of each to:

•	contract, create, incur or assume additional indebtedness,

•	make certain advances or loans,

•	sell, convey, transfer, exchange, lease or otherwise relinquish possession or dispose of any collateral,

•	create certain liens,

•	liquidate, dissolve, consolidate or merge itself into another entity, materially change its business or form of organization,

•	engage in other activity other than ownership and operation of its vessel, and

•	engage in transactions with affiliates.

The loan agreement contains customary covenants requiring the borrowers to maintain positive working capital, maintain the vessels, comply with the laws, keep proper books and records, pay taxes in a timely manner and follow other similar good business practices all in a manner consistent with past practice.

In addition, events of default include:

•	any failure to pay principal thereunder when due, or to pay interest or fees on the due date,

•	default in performance of any covenants,

•	assertion by federal, state or local agency of a lien upon collateral, and

•	receipt by lender of notice of an oil spill.

If any event of default occurs, the principal and interest on the borrowed amounts shall become immediately due and payable.

On December 21, 2004, one of International's subsidiaries, Avon Maritime Corp., entered into a $7,150,000 credit facility with The Royal Bank of Scotland plc, guaranteed by International. The credit facility bears interest at a rate at which deposits in U.S. dollars in an amount approximately equal to the loan are offered by the lender to leading banks in the London Interbank Dollar Market plus 1.5% and an additional rate representing costs incurred by the lender to comply with the Bank of England and other regulatory authorities. Interest under the credit facility is compounded monthly and paid in 20 quarterly installments commencing six months after drawdown. The credit facility is collateralized by a Ship Mortgage Note for the Wichita Belle.

The loan agreement contains various operating covenants and financial conditions that restrict the ability of the borrower to:

•	incur additional indebtedness,

•	sell, transfer, lease or otherwise dispose of all or a substantial part of its assets,

•	purchase any further tonnage,

•	conduct any business or activity other than the ownership, chartering and operation of the Wichita Belle,

•	declare or pay any dividend or make any other distribution of its assets or profits to any shareholder,

•	repay any shareholders' loans or any other loans advanced to it,

•	make certain loans, advances or investments,

•	pay out any funds that are not to the lender,

•	assign or otherwise dispose of its book debts,

•	issue any shares in its capital other than to its shareholders,

•	reduce its issued share capital,

•	form or acquire any subsidiaries,

•	consolidate or amalgamate with, or merge into, any other entity, and

•	employ a technical manager other than Roymar.

The credit facility also contains affirmative covenants which include, among other customary covenants, requirements to:

•	deliver to lender details of any litigation, arbitration or administrative proceedings against certain named parties, including us,

•	ensure that the Wichita Belle complies with the ISM Code,

•	keep the lender fully informed of any actual or proposed purchases of further tonnage by any company with the same beneficial ownership or control as the borrowing subsidiary,

•	maintain a monthly average of $1.5 million on deposit at The Royal Bank of Scotland plc, and

•	maintain the value of the vessel at 140% of the loan amount.

In addition, events of default include:

•	any failure to pay principal thereunder when due, or to pay interest or fees on the due date,

•	default in performance of any covenants,

•	refusal of the borrowing subsidiary to carry on all or any material part of its business,

•	the actual, constructive, compromised, agreed or arranged total loss of the ship and the lender does not receive the insurance proceeds as proscribed in the mortgage, and

•	payment of any earnings other than to the lender.

If any event of default occurs, the principal and interest on the borrowed amounts become immediately due and payable. In addition, if the value of the Wichita Belle falls below 140% of the aggregate of the loan and the termination amount, the borrower must provide the lender with additional security that is adequate to make up the deficiency or prepay a part of the loan so that the market value of the ship and any additional security after the prepayment is at 140% of the aggregate of the loan and the termination amount.

On March 1, 2005, seven of International's subsidiaries, Rector Shipping Corp., Hansen Shipping Corp., Chester Shipping Corp., Albemarle Maritime Corp., Sherman Maritime Corp., Glenwood Maritime Corp. and Bristol Maritime Corp. entered into a $45.0 million loan agreement with AIG Commercial Equipment Finance, Inc., of which $45.0 million was drawn down to purchase the following vessels, respectively: Siboney Belle, Ainu Princess, Tamoyo Maiden, Mohawk Princess, Rockaway Belle, Miami Maiden and Tuscarora Belle. The loan bears interest at a floating rate equal to LIBOR plus 3.15%, paid monthly over 60 months, with 55% amortization over the first 24 months and the balance over the remaining 36 months. International and 13 of its subsidiaries are guarantors under this facility. Each borrower is obligated to repay the loan under the terms of a note payable in 60 installments, commencing one month after the loan is funded. The loan was collateralized by a Panamanian First Naval Mortgage for each of the vessels purchased.

The loan agreement includes various operating covenants and financial conditions that restrict the ability of the borrowers to:

•	create liens on the collateral,

•	incur additional indebtedness or contingent liabilities for third-party obligations,

•	sell, transfer, lease or otherwise dispose of all or a substantial part of its assets,

•	declare or pay any dividend or make any other distribution of its assets or profits to any shareholder,

•	make certain loans,

•	operate any vessel in an area excluded from insurance coverage or territorial waters which may be subject to a trade restriction, embargo or similar sanction,

•	consolidate or merge into any other entity, and

•	institute proceedings to be adjudicated bankrupt or insolvent.

The covenants to the loan agreement restrict each borrower and guarantor from conducting any business materially different from the business in which it is engaged at the time it entered into the loan agreement. In addition, the covenants require that International and its consolidated affiliates and subsidiaries maintain quarterly financial ratios, which are provided in the covenants:

•	a ratio of EBITDA to debt service between not less than 1.50 to 1.00 and not less than 2.00 to 1.00 for the first four quarters and 2.00 to 1.00 for all remaining quarters,

•	a ratio of funded debt to EBITDA between not less than 1.75 to 1.00 and not less than 2.35 to 1.00 for the first four quarters and 1.75 to 1.00 for all remaining quarters,

•	a ratio of funded debt to net worth between not less than 1.40 to 1.00 and 1.90 to 1.00 for the first four quarters and 1.40 to 1.00 for all remaining quarters,

•	a cash balance equal to $18.0 million for the first four quarters and $20.0 million for all remaining quarters, and

•	a working capital ratio of not less than 2.00 to 1.00.

The loan agreement also includes affirmative covenants that require International to:

•	deliver to lender details of any litigation or administrative proceedings against certain named parties, including us,

•	deliver notice of uninsured loss, and

•	operate vessels with good industry practice.

Events of default include:

•	any failure to pay principal thereunder when due, or to pay interest or fees on the due date,

•	adjudication of bankruptcy or insolvency of any borrower, any subsidiary or affiliate of a borrower or any guarantor,

•	determination that any representation or warranty is false, incorrect or misleading in any material respect,

•	default in performance of any covenants under any agreement,

•	final judgment against any borrower, any subsidiary or affiliate of any borrower or any guarantor,

•	hypothecation of any beneficial interest in any borrower or guarantor without the lender's consent,

•	a material adverse change to any borrower or guarantor,

•	if a provision of the loan agreement ceases to be valid and binding,

•	a Federal tax lien is filed against any collateral,

•	denial by any borrower or guarantor of obligations under loan agreement,

•	loan documents cease to create a valid and perfected first priority lien on the collateral,

•	mortgage ceases to create a valid and perfected first preferred mortgage on the vessel,

•	specified change in the ownership of any equity interest, and

•	failure to maintain insurance as required by loan documents.

If an event of default occurs, the principal and interest on the borrowed amounts may become or may be declared to be immediately due and payable.

On June 14, 2005, two of International's subsidiaries, Newkirk Navigation Corp. and Frankfort Maritime Corp. entered into a $12.0 million revolving credit facility with Citibank, N.A. The term of the revolving credit facility commenced on June 17, 2005, and will end on May 31, 2006. Outstanding borrowings under the revolving credit facility bear interest, at the borrower's option at the time of borrowing, either at the higher of a floating base rate determined by Citibank and an average three-month certificate of deposit rate plus 0.5%, or at a rate equal to LIBOR plus 2%. The borrowers must pay a commitment fee of 0.25% on any amounts not drawn down under this facility. Interest on amounts outstanding under the revolving credit facility is payable every three months. Advances may be prepaid at any time without penalty and must be repaid in full no later than May 31, 2006. International and two of its subsidiaries are guarantors under this facility. The facility is collateralized by Panamanian First Naval Mortgage Notes for the Dakota Belle and the Shawnee Princess.

The loan agreement contains various customary operating covenants and financial conditions that include restrictions on the ability of the borrowers to:

•	create liens on the collateral,

•	make certain loans, advances or investments,

•	consolidate or merge into any entity other than a party to the revolving credit facility, or

•	engage in sale-leaseback transactions.

The covenants also restrict each borrower and guarantor from engaging in any business different from the business it engaged in at the time it entered into the revolving credit facility. In addition, the covenants require that International maintain the following specified quarterly financial ratios:

•	a ratio of EBITDA to debt service of at least 2.0 to 1.0,

•	a ratio of total debt to EBITDA of no more than 3.0 to 1.0,

•	a ratio of EBITDA to interest expense of at least 3.0 to 1.0, and

•	a loan to value ratio of no more than 0.8.

The revolving credit facility also includes customary events of default, including a cross-default triggered upon the failure to pay the principal of or interest on other indebtedness of $1,000,000 or more beyond the applicable grace period. If an event of default occurs, the principal and interest of any amount outstanding under the revolving credit facility may become or be declared immediately due and payable.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our Class A common shares. Market sales of our Class A common shares after this offering and from time to time, and the availability of Class A common shares for future sale, may reduce the market price of our Class A common shares. Sales of substantial amounts of our Class A common shares, or the perception that these sales could occur, could adversely affect prevailing market prices for our Class A common shares and could impair our future ability to obtain capital, especially through an offering of equity securities.

Upon completion of this offering, 14,127,016 Class A common shares and 13,567,941 Class B common shares will be issued and outstanding. Of these issued and outstanding common shares, all of the 8,160,000 Class A common shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless the Class A common shares are purchased by our affiliates as that term is defined under Rule 144 under the Securities Act. The remaining 5,967,016 Class A common shares and 13,567,941 Class B common shares held by existing shareholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for exemption from registration described below under Rules 144 or 144(k) promulgated under the Securities Act.

As a result of contractual restrictions described below and the provisions of Rules 144 and 144(k), the Class A common shares sold in this offering and the restricted Class A and Class B common shares will be available for sale in the public market as follows:

Date	Number of Class A and Class B Common Shares Eligible for Sale/Percent of Issued and Outstanding Class A and Class B Common Shares	Comment
On the date of this prospectus	8,160,000/29.5%	Shares sold in this offering
180 days after effectiveness and various times thereafter	27,694,957/100%	Shares eligible for sale under Rule 144 or Rule 144(k) upon expiration of lockup agreements

Class A common shares may be converted into Class B common shares, and Class B common shares may be converted into Class A common shares at any time, and the Class B common shares will automatically convert into Class A common shares upon transfer to any person other than another holder of Class B common shares, in each case as long as the conversion does not cause International to become a controlled foreign corporation or the Class A common shares to cease to be regularly traded on an established securities market for purposes of Section 883 of the Code. If at any time our board of directors determines that it is necessary or advisable for Class B common shares to be converted into Class A common shares to prevent International from becoming a controlled foreign corporation or to ensure that the Class A common shares continue to be regularly traded on an established securities market for purposes of Section 883 of the Internal Revenue Code, the board may convert any or all of the Class B common shares into Class A common shares. See "Taxation—U.S. Taxation of International."

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of our Class A common shares then issued and outstanding, which will equal 141,270 shares immediately after the offering; and

•	the average weekly trading volume of our Class A common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates who sell Class A common shares that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, may sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

Lock-Up Agreements

In connection with this offering, we, our officers, directors, and holders of all our issued and outstanding common shares have agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company, Inc., we and such persons will not, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any Class A common shares or any securities convertible into or exercisable or exchangeable for Class A common shares; or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common shares; whether any such transaction is to be settled by delivery of our Class A common shares or such other securities, in cash or otherwise. These restrictions, and certain exceptions, are described in more detail under "Underwriters."

UNDERWRITING

We intend to offer our Class A common shares through Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company, Inc., acting as joint book-running managers of the offering and representatives of the underwriters named below. Subject to the terms and conditions described in the underwriting agreement among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling shareholders, the number of Class A common shares listed opposite their names below.

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	4,080,000
Jefferies & Company, Inc.	4,080,000
Total	8,160,000

The underwriters have agreed to purchase all of the Class A common shares sold under the underwriting agreement if any of these Class A common shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. The closings for the sale of Class A common shares to be purchased by the underwriters are conditioned on one another.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Class A common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Class A common shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Certain of the underwriters will be facilitating internet distribution for this offering to certain of their internet subscription customers. The underwriters intend to allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on the internet website maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch website is not part of this prospectus.

Commission and Discounts

The representatives have advised us and the selling shareholders that they propose initially to offer the Class A common shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.37 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters and the international managers of their overallotment options.

	Per Share	Without Option	With Option
Public offering price	$10.00	$81,600,000	$93,840,000
Underwriting discount	$0.70	$5,712,000	$6,568,800
Proceeds, before expenses to us	$9.30	$65,100,000	$65,100,000
Proceeds before expenses, to the selling shareholders	$9.30	$10,788,000	$22,171,200

The expenses of the offering, not including the underwriting discount, are estimated at $2.75 million and are payable by us.

Overallotment Option

The selling shareholders have granted options to the underwriters to purchase up to 1,224,000 additional Class A common shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional Class A common shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling shareholders and our executive officers and directors and other shareholders have agreed, with exceptions, not to sell or transfer any Class A common shares for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common shares,

•	sell any option or contract to purchase any common shares,

•	purchase any option or contract to sell any common shares,

•	grant any option, right or warrant for the sale of any common shares,

•	lend or otherwise dispose of or transfer any common shares,

•	request or demand that we file a registration statement related to the common shares, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common shares whether any such swap or transaction is to be settled by delivery of common shares or other securities, in cash or otherwise.

This lockup provision applies to Class A common shares and to securities convertible into or exchangeable or exercisable for or repayable with Class A common shares. It also applies to Class A common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Quotation on the NASDAQ National Market

We expect the Class A common shares to be approved for quotation on the NASDAQ National Market under the symbol "TBSI." In order to meet the requirements for quotation on that exchange, the underwriters have undertaken to sell a minimum number of Class A common shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common shares. The initial public offering price was determined through negotiations among us, the selling shareholders and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price were:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the Class A common shares may not develop. It is also possible that, after the offering, the Class A common shares will not trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the common shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common shares. However, the representatives may engage in transactions that stabilize the price of the Class A common shares, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the Class A common shares in connection with the offering, i.e., if they sell more Class A common shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing Class A common shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the Class A common shares to stabilize their price or to reduce a short position may cause the price of the Class A common shares to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that, if the representatives purchase Class A common shares in the open market to reduce the underwriter's short position or to stabilize the price of such Class A common shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those Class A common shares. The imposition of a penalty bid may also affect the price of the Class A common shares in that it discourages resales of those Class A common shares.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A common shares. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking or other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

Merrill Lynch Business Financial Services, Inc., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is the lender under the $15,000,000 credit facility loan to our subsidiaries, Stratford Shipping Corp. and Sheffield Maritime Corp. The terms of the credit facility and our obligations thereunder are described under "Description of Credit Facilities."

MATERIAL U.S. INCOME TAX CONSEQUENCES TO
U.S. SHAREHOLDERS

The following discussion of certain provisions of the Code, to the extent it constitutes matters of law and legal conclusions, in the opinion of Gibson, Dunn & Crutcher LLP, our U.S. tax counsel, is accurate in all material respects. This discussion of certain provisions of the Code is based upon the Code, applicable Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No advance ruling has been or will be sought from the Internal Revenue Service, or IRS, regarding any matter discussed in this registration statement.

This discussion of certain provisions of the Code does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor's decision to purchase Class A common shares. In particular, this discussion of certain provisions of the Code deals only with U.S. holders that will hold Class A common shares as capital assets (i.e., generally, property held for investment), and does not address the tax considerations relevant to investors that are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, securities dealers, investors liable for alternative minimum tax, persons that hold Class A common shares as part of a hedge, straddle or other risk reduction arrangement, shareholders whose functional currency is not the U.S. dollar, or shareholders who own directly, or indirectly through certain foreign entities or through the constructive ownership rules of the Code, 10% or more of the voting power or value of International. This discussion of certain provisions of the Code also does not discuss federal taxes other than income taxes or other U.S. taxes such as state or local income taxes.

Prospective investors are encouraged to consult their tax advisors concerning the consequences, in their particular circumstances, of the ownership of our Class A common shares under U.S. federal, state, local and other tax laws.

For purposes of this discussion, the term U.S. holder means:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the United States, any state or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons that have the authority to control all substantial decisions of the trust or (ii) which has made a valid election to be treated as a U.S. person.

If a partnership holds common shares, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our Class A common shares and partners in such partnerships are encouraged to consult their tax advisors.

Taxation of Dividends

We do not anticipate paying any dividends on our Class A common shares for the foreseeable future. However, if we do pay dividends on our Class A common shares, and subject to the discussion below relating to the potential application of the "controlled foreign corporation" rules, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as computed under U.S. tax principles). Dividends paid by us to U.S. individuals, trusts and estates will be subject to tax at preferential rates (currently through 2008), provided that our Class A common shares are readily tradable on a U.S. securities market, such as the NASDAQ National Market, and certain applicable holding period and other requirements are met. The amount of any distribution in excess of our current and accumulated earnings and profits will be applied first to reduce a holder's basis in the shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of such holder's Class A common shares.

Dividends paid by us generally will be foreign source income and will be foreign source "passive" income for purposes of the foreign tax credit provisions. Subject to complex limitations and conditions, any foreign withholding taxes will be treated as foreign income tax eligible for credit against a holder's U.S. federal income tax liability. Dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Code.

Sale or Other Disposition of Class A Common Shares

For U.S. federal income tax purposes, and subject to the discussion below relating to the potential application of the "controlled foreign corporation" rules, you generally will recognize capital gain or loss on the sale or other disposition of Class A common shares equal to the difference between the amount realized upon the sale or other disposition and your adjusted tax basis in the Class A common shares sold or otherwise disposed of. Generally, any such gain or loss will be treated as U.S. source gain or loss for purposes of the foreign tax credit provisions. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if you held the Class A common shares sold or otherwise disposed of for more than one year. Prospective investors are encouraged to consult their tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts and estates) and losses (the deductibility of which is subject to limitations).

Classification of International as a Controlled Foreign Corporation

In general, a foreign corporation is considered a CFC if "10% U.S. shareholders" own more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation or the total value of all stock of such foreign corporation. A 10% U.S. shareholder is a U.S. person who owns at least 10% of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. For purposes of determining whether a corporation is a CFC, and therefore whether the more-than-50% and 10% ownership tests have been satisfied, shares owned includes shares owned directly, indirectly through foreign entities or shares considered as owned by application of certain constructive ownership rules. Because the constructive ownership rules are complicated and depend on the particular facts relating to each investor, you are encouraged to consult your tax advisor regarding the application of the rules to your ownership of Class A common shares.

Each 10% U.S. shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and that owns shares in the CFC directly or indirectly through foreign entities on the last day of the CFC's taxable year, must include in its gross income for U.S. federal income tax purposes its pro rata share (based on its actual direct and indirect, through foreign entities, ownership) of the CFC's "subpart F income," even if the subpart F income is not distributed. As a result of enactment of the Jobs Act, subpart F income no longer includes "foreign base company shipping income." International and its subsidiaries earn foreign base company shipping income.

In addition, although foreign base company shipping income is no longer considered subpart F income, certain of our other income may constitute subpart F income and, if we are a CFC with respect to which a holder is a 10% U.S. shareholder at any time during the five-year period ending on the date the 10% U.S. shareholder sells Class A common shares, a portion of the gain derived from such sale may be treated as dividend income (which may be subject to tax at preferential rates) to the extent of our untaxed earnings and profits prior to such sale.

TBS North America Liner, Ltd. is a CFC. We take the position that, other than TBS North America Liner, Ltd., neither we nor any of our subsidiaries is a CFC. There can be no assurance, however, that the IRS or a court will agree with us, or that the facts on which such position is predicated, including that we have no 10% U.S. shareholder other than Joseph E. Royce, will not change. Prospective investors are encouraged to consult their tax advisors about the U.S. federal income tax consequences to them of owning stock in a CFC.

Backup Withholding and Information Reporting

Distributions made on Class A common shares and proceeds from the sale of Class A common shares that are paid within the United States or through certain U.S.-related financial intermediaries to U.S. holders are subject to information reporting and may be subject to backup withholding tax unless, in general, the U.S. holder complies with certain procedures or is a corporation or other person exempt from such withholding.

The U.S. federal tax discussion set forth above may not be applicable depending upon an investor's particular situation. Prospective investors are encouraged to consult their tax advisors, in their particular circumstances, with respect to the U.S. federal, state, local and other tax laws of the ownership and disposition of common shares.

VALIDITY OF COMMON SHARES

The validity of the Class A common shares offered in the offering will be passed upon by Conyers Dill & Pearman, Hamilton, Bermuda as to matters of Bermuda law. Certain legal matters in connection with the sale of the shares offered hereby are being passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Seward & Kissel LLP, New York, New York.

EXPERTS

The consolidated financial statements of TBS International Limited as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Roymar Ship Management, Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of TBS Shipping Services Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The sections in this prospectus entitled "Prospectus Summary" and "The International Dry Cargo Industry" have been reviewed by Drewry Shipping Consultants Limited, which has confirmed to us that those sections accurately describe the international shipping market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus, as indicated in the consent of Drewry filed as an exhibit to the registration statement on Form S-1 under the Securities Act of which this prospectus is a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the Class A common shares to be sold in the offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the following public reference facilities of the SEC:

Room 1024
450 Fifth Street, N.W.
Washington, DC 20549

You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet website maintained by the SEC at http://www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES
UNDER U.S. FEDERAL SECURITIES LAWS AND OTHER MATTERS

We are organized under the laws of Bermuda. In addition, one of our directors and two of our officers, as well as Drewry Shipping Consultants Limited, which is named herein as an expert, reside outside the U.S., and all or a substantial portion of their assets and our assets are or may be located in jurisdictions outside the U.S. Therefore, it may be difficult or impossible for investors to effect service of process within the U.S. on us or upon our non-U.S. directors or officers or to recover against us or our non-U.S. directors or our officers on judgments of U.S. courts, including judgments based on the civil liability provisions of U.S. federal securities laws. However, we may be served with process in the U.S. with respect to actions against us arising out of or in connection with violations of U.S. federal securities laws relating to offers and sales of common shares made hereby by serving CT Corporation, our agent, irrevocably appointed for that purpose.

Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions (including the U.S.) against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions. Further there is no treaty in effect between the U.S. and Bermuda providing for the enforcement of judgments of U.S. courts, and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction's public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against us based upon such judgments.

GLOSSARY OF SHIPPING INDUSTRY TERMS

Following are definitions of shipping terms used in this prospectus.

Annual Survey — The inspection of a vessel by a classification society, on behalf of a flag state, that takes place every year.

Bareboat Charter — Also known as "demise charter." Contract or hire of a ship under which the shipowner is usually paid a fixed amount of charter hire for a certain period of time during which the charterer is responsible for the operating costs and voyage costs of the vessel as well as arranging for crewing.

Bulk — unpackaged homogeneous cargo poured loose in the hold of a vessel.

Bulk Carriers — Vessels which are specially designed and built to carry large volumes of cargo in bulk cargo form.

Capesize — A dry bulk carrier of over 100,000 dwt.

CERCLA — The Comprehensive Environmental Response, Compensation & Liability Act of 1980, as amended.

Charter — The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer —The individual or company hiring a vessel.

Charter Hire — A sum of money paid to the vessel owner by a charterer under a time charterparty for the use of a vessel.

Classification Society — An independent organization which certifies that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of the country of such vessel and the international conventions of which that country is a member.

dwt — A deadweight ton, which is a unit of a vessel's capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel's dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Draft — Vertical distance between the waterline and the bottom of the vessel's keel.

Dry Bulk —Non-liquid cargoes of commodities shipped in an unpackaged state.

Drydocking — The removal of a vessel from the water for inspection and/or repair of submerged parts.

FWPCA — The Federal Water Pollution Control Act Amendments of 1972.

Gross Ton — Unit of 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.

Handymax — A dry bulk carrier of approximately 35,000 dwt to 60,000 dwt.

Handysize — A dry bulk carrier of up to 35,000 dwt.

Hull — The shell or body of a vessel.

IMO — International Maritime Organization, a United Nations agency that issues international trade standards for shipping.

Intermediate Survey — The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each Special Survey for such vessel pursuant to the rules of international conventions and classification societies.

ISM Code — The International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, as adopted by the IMO.

Newbuilding — A newly constructed vessel.

Off-Hire Days — Time that a ship is not in full working order; this includes periods of drydocking, breakdown of the ship or its equipment or deficiency of the crew.

OPA — The U.S. Oil Pollution Act of 1990, as amended.

Operating Costs — The direct costs incurred by the shipowner in running a ship and by the charterer in a bareboat charter, and comprised mainly of crew wages and associated costs, insurance (hull and machinery, protection and indemnity cover, etc.), the cost of lubricants and spare parts, repair and maintenance.

Orderbook — A reference to currently placed orders for the construction of vessels (e.g., the Panamax orderbook).

Panamax — A dry bulk carrier of approximately 60,000 dwt to 80,000 dwt of maximum length, depth and draft capable of passing fully loaded through the Panama Canal.

Parcel — Cargo packaged for ease of handling by manual or mechanical means.

Protection and Indemnity Insurance — Insurance obtained through a mutual association formed by shipowners to provide liability insurance protection from large financial loss to one member through contributions towards that loss by all members.

Scrapping — The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Short-Term Time Charter — A time charter which lasts less than approximately 12 months.

Sister Ships— Vessels of the same class and specification which were built by the same shipyard.

SOLAS — The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Special Survey — The inspection of a vessel by a classification society surveyor which takes place a minimum of every four years and a maximum of every five years.

Spot Market — The market for immediate chartering of a vessel usually for single voyages.

Strict Liability — Liability that is imposed without regard to fault.

Time Charter — Contract for hire of a ship. A charter under which the shipowner is paid charter hire on a per day basis for a certain period of time, the shipowner being responsible for providing the crew and paying operating costs, while the charterer is responsible for paying the voyage costs. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

Ton — A metric ton of 1,000 kilograms.

Weighted Average Age — The weighted average age of a fleet is the sum of the age of each vessel in the fleet in each year from its delivery from the builder, weighted by the vessel's dwt in proportion to the total dwt of the fleet for each respective year.

Voyage Charter — Contract for hire of a vessel under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both operating costs and voyage costs. The charterer is typically responsible for any delay at the loading or discharging ports.

INDEX TO FINANCIAL STATEMENTS

TBS International Limited and Subsidiaries
Index to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003, 2004 and for the three month periods ended March 31, 2004 and 2005

Page(s)
Report of Independent Registered Public Accounting Firm	F-3

Financial Statements
Consolidated Balance Sheets as of December 31, 2003, 2004 and March 31, 2005 (unaudited)	F-4

Consolidated Statements of Operations for the years ended December 31, 2002, 2003, 2004 and for the three month periods ended March 31, 2004 and 2005 (unaudited)	F-5

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2002, 2003, 2004 and the three months ended March 31, 2005 (unaudited)	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004 and for the three month periods ended March 31, 2004 and 2005 (unaudited)	F-7

Notes to Consolidated Financial Statements	F-8 – F-35
Supplemental Schedule
Valuation and Qualifying Accounts and Revenue for the years ended December 31, 2002, 2003 and 2004	F-36

Roymar Ship Management, Inc.
Index to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003, 2004 and for the three month periods ended March 31, 2004 and 2005

Page(s)
Report of Independent Auditors	F-37

Financial Statements
Consolidated Balance Sheets as of December 31, 2003, 2004 and March 31, 2005 (unaudited)	F-38

Consolidated Statements of Operations for the years ended December 31, 2002, 2003, 2004 and for the three month periods ended March 31, 2004 and 2005 (unaudited)	F-39

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2002, 2003, 2004 and for the three months ended March 31, 2005 (unaudited)	F-40

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003, 2004 and for the three month periods ended March 31, 2004 and 2005 (unaudited)	F-41

Notes to Consolidated Financial Statements	F-42 – F-45

TBS Shipping Services Inc.
Index to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003, 2004 and for the three month periods ended March 31, 2004 and 2005

Page(s)
Report of Independent Auditors	F-46

Financial Statements
Consolidated Balance Sheets as of December 31, 2003, 2004 and March 31, 2005 (unaudited)	F-47

Consolidated Statements of Operations for the years ended December 31, 2002, 2003, 2004 and for the three month periods ended March 31, 2004 and 2005 (unaudited)	F-48

Consolidated Statements of Shareholders' (Deficit) for the years ended December 31, 2002, 2003, 2004 and for the three months ended March 31, 2005 (unaudited)	F-49

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003, 2004 and for the three month periods ended March 31, 2004 and 2005 (unaudited)	F-50

Notes to Consolidated Financial Statements	F-51 – F-54

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
TBS International Limited and Subsidiaries

In our opinion, the accompanying consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of TBS International Limited and its subsidiaries (the "Company") at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjuction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 1, 2005

TBS International Limited and Subsidiaries
Consolidated Balance Sheets

	December 31,		March 31,	Pro Forma March 31,
	2003	2004	2005	2005
			(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$8,640,531	$21,674,204	$33,122,654	$33,176,786
Charter hire receivable, net of allowance of $473,964 in 2003, $1,456,594 in 2004 and $1,277,469 as of March 31, 2005	13,385,948	15,423,737	14,461,008	14,461,008
Claims receivable, net of allowance of $310,655 in 2003, $310,655 in 2004 and $0 as of March 31, 2005	209,716	380,258	370,269	370,269
Due from agents	308,901	449,488	566,137	566,137
Other receivables	716,069	2,114,100	264,319	264,319
Inventories	2,331,056	3,387,629	4,237,865	4,237,865
Prepaid expenses	2,124,449	3,866,215	2,004,783	2,004,783
Stock issuance cost	—	—	670,079	670,079
Advances to affiliates	916,788	1,495,474	2,379,765	2,379,765
Total current assets	28,633,458	48,791,105	58,076,879	58,131,011
Deposit for vessel purchases	—	7,499,000	3,774,000	3,774,000
Vessels, net of accumulated depreciation of $14,456,646 in 2003, $24,463,462 in 2004 and $26,791,554 as of March 31, 2005	54,060,948	100,366,040	140,717,996	140,717,996
Other fixed assets, net of accumulated amortization of $279,883 in 2003, $409,761 in 2004 and $460,834 as of March 31, 2005	314,783	503,032	566,019	566,019
Total assets	$83,009,189	$157,159,177	$203,134,894	$203,189,026

Liabilities and Shareholders' Equity
Current liabilities
Debt, current portion	$78,450	$12,446,561	$20,705,705	$20,705,705
Obligations under capital lease, current portion	7,995,737	4,731,574	4,864,592	4,864,592
Accounts payable	2,670,425	4,403,578	4,417,456	4,417,456
Accrued expenses	9,517,875	12,351,583	14,086,263	14,086,263
Voyages in progress	1,461,158	2,650,551	2,465,663	2,465,663
Advances from affiliates	422,631	2,641,485	3,220,394	3,220,394
Total current liabilities	22,146,276	39,225,332	49,760,073	49,760,073
Debt, long-term portion	6,018,834	26,064,647	46,729,463	46,729,463
Obligations under capital lease, net of current portion	34,641,528	29,909,953	28,642,755	28,642,755
Mandatorily redeemable preference shares, $15 redemption value by 2011, 7% per year dividend payable on a quarterly basis	14,381,850	—	—	—
Total liabilities	77,188,488	95,199,932	125,132,291	125,132,291

Shareholders' equity
Common shares, Class A, $.004 par value, 1,500,000 shares authorized, issued and outstanding	6,000	6,000	6,000	—
Common shares, Class B, $.004 par value, 1,500,000 shares authorized, issued and outstanding	6,000	6,000	6,000	—
Common shares, Class C, $.004 par value, 6,000,000 shares authorized, 1,000,000 shares issued and outstanding	4,000	4,000	4,000	—
Convertible preference shares, $.004 par value, 1,500,000 shares authorized, 1,000,000 shares issued and outstanding	—	4,000	4,000	—
Common shares, new Class A, $.01 par value, 75,000,000 authorized, 7,044,298 shares issued and outstanding	—	—	—	70,442
Common shares, new Class B, $.01 par value, 30,000,000 authorized, 13,650,659 shares issued and outstanding	—	—	—	136,507
Warrants	800,000	800,000	800,000	—
Additional paid-in capital	9,980,086	24,357,936	24,357,936	25,025,119
(Accumulated deficit)/retained earnings	(4,975,385)	36,781,309	52,824,667	52,824,667
Total shareholders' equity	5,820,701	61,959,245	78,002,603	78,056,735
Total liabilities and shareholders' equity	$83,009,189	$157,159,177	$203,134,894	$203,189,026

The accompanying notes are an integral part of these financial statements.

TBS International Limited and Subsidiaries
Consolidated Statements of Operations

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
					(restated)
				(unaudited)
Revenue
Voyage revenue	$94,403,046	$119,721,080	$158,060,900	$30,347,547	$46,135,336
Time charter revenue	7,420,599	23,625,003	50,745,653	14,118,990	14,773,727
Total revenue	$101,823,645	$143,346,083	$208,806,553	$44,466,537	$60,909,063

Operating expenses
Voyage	48,713,313	52,453,794	60,691,623	12,018,216	18,374,942
Vessel	35,133,279	62,233,677	79,273,414	14,574,399	19,698,939
Depreciation and amortization of vessels and other fixed assets	6,281,340	6,886,720	10,136,694	1,598,924	2,379,165
Management and agency fees	3,236,828	3,864,828	4,413,909	971,001	1,266,576
General and administrative	4,683,499	6,463,242	7,347,046	2,109,127	1,397,164
Loss from sale of vessels, net	—	9,904,907	—	—	—
Total operating expenses	98,048,259	141,807,168	161,862,686	31,271,667	43,116,786

Income from operations	3,775,386	1,538,915	46,943,867	13,194,870	17,792,277

Other (expenses) and income
Interest expense	(5,321,079)	(5,145,103)	(5,147,686)	(1,067,869)	(1,673,984)
Other income	22,978	68,226	110,513	5,894	75,065
Gain on early extinguishment of debt	—	2,373,490	—	—	—
Deemed preference dividends and accretion	—	(829,703)	—	—	—
Total other (expenses) and income	(5,298,101)	(3,533,090)	(5,037,173)	(1,061,975)	(1,598,919)
Net (loss) income	(1,522,715)	(1,994,175)	41,906,694	12,132,895	16,193,358
Deemed preference dividends and accretion	(1,491,366)	(796,827)	—	—	—
Net (loss) income available for common shareholders	$(3,014,081)	$(2,791,002)	$41,906,694	$12,132,895	$16,193,358

Earnings per share
Net (loss) income per common share
Basic	$(.75)	$(.70)	$10.48	$3.03	$3.22
Diluted	$(.75)	$(.70)	$4.99	$1.44	$1.93
Weighted average common shares outstanding
Basic	4,000,000	4,000,000	4,000,000	4,000,000	5,022,222
Diluted	4,000,000	4,000,000	8,399,999	8,399,999	8,399,999
Pro forma earnings per share:
Net income per common share:
Basic			$2.02		$0.78
Diluted			$2.00		$0.77
Weighted average common shares outstanding:
Basic			20,694,957		20,861,861
Diluted			20,983,829		20,983,829

The accompanying notes are an integral part of these financial statements.

TBS International Limited and Subsidiaries
Consolidated Statements of Shareholders' Equity

	Common Shares		Preference Shares	Warrants	Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Total
	Shares	Amount
Balance at December 31, 2001	4,000,000	$16,000	$—	$800,000	$12,268,279	$(1,458,495)	$11,625,784
Net loss	—	—	—			(1,522,715)	(1,522,715)
Accretion of preference shares	—	—	—	—	(346,761)	—	(346,761)
Preference share dividends paid in-kind	—	—	—	—	(1,144,605)	—	(1,144,605)
Balance at December 31, 2002	4,000,000	16,000	—	800,000	10,776,913	(2,981,210)	8,611,703
Net loss	—	—	—	—		(1,994,175)	(1,994,175)
Accretion of preference shares	—	—	—	—	(191,492)	—	(191,492)
Preference shares dividends paid-in-kind	—	—	—	—	(605,335)	—	(605,335)
Balance at December 31, 2003	4,000,000	16,000		800,000	9,980,086	(4,975,385)	5,820,701
Net income	—	—	—	—	—	41,906,694	41,906,694
Dividends paid	—	—	—	—	—	(150,000)	(150,000)
Purchase of preference shares 1,000,000 shares and elimination of mandatory redemption and quarterly dividend	—	—	$4,000	—	14,377,850	—	14,381,850
Balance at December 31, 2004	4,000,000	$16,000	$4,000	$800,000	$24,357,936	$36,781,309	$61,959,245
Net income	—	—	—	—	—	16,193,358	16,193,358
Dividends paid	—	—	—	—	—	(150,000)	(150,000)
Balance at March 31, 2005 (unaudited)	4,000,000	$16,000	$4,000	$800,000	$24,357,936	$52,824,667	$78,002,603

The accompanying notes are an integral part of these financial statements.

TBS International Limited and Subsidiaries
Consolidated Statements of Cash Flows

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Cash flows from operating activities
Net (loss) income	$(1,522,715)	$(1,994,175)	$41,906,694	$12,132,895	$16,193,358
Adjustments to reconcile net income to net cash provided by operating activities
Gain on early extinguishment of debt	—	(2,373,490)	—	—	—
Deemed preference dividend and accretion	—	829,703	—	—	—
Net loss on sale of vessels	—	9,904,907	—	—	—
Depreciation and amortization	6,281,340	6,886,720	10,136,694	1,598,924	2,379,165
Changes in operating assets and liabilities
(Increase) decrease in charter hire receivable	1,378,994	(2,061,508)	(2,037,789)	(1,495,201)	962,729
(Increase) decrease in claims receivable	200,384	122,323	(170,542)	(24,474)	9,989
(Increase) decrease in due from agents	172,460	(81,192)	(140,587)	163,538	(116,649)
(Increase) decrease in other receivable	346,027	(642,923)	(1,398,031)	485,859	1,849,781
(Increase) decrease in inventories	148,598	112,468	(1,056,573)	(168,890)	(850,236)
(Increase) in prepaid expenses	(369,042)	(1,068,430)	(1,741,766)	1,217,524	1,861,432
Increase (decrease) in accounts payable	(238,620)	299,975	1,733,153	403,095	13,878
Increase (decrease) in accrued expenses	(467,807)	1,395,484	2,833,708	1,234,221	1,734,680
Increase (decrease) in voyages in progress	(82,916)	1,122,101	1,189,393	1,555,897	(184,888)
Increase (decrease) in advances from/to affiliates, net	195,695	(1,120,869)	1,640,168	(101,129)	(305,382)
Net cash provided by operating activities	6,042,398	11,331,094	52,894,522	17,002,259	23,547,857

Cash flows from investing activities
Vessels acquisition/capital improvement costs	(4,241,837)	(1,327,860)	(56,630,035)	(549,307)	(42,794,108)
Net proceeds on sale of vessels	—	34,196,860	—	—	—
Deposit for vessel purchases	—	—	(7,499,000)	(4,925,000)	3,725,000
Use of restricted cash	930,601	465,170	—	—	—
Net cash (used in) provided by investing activities	(3,311,236)	33,334,170	(64,129,035)	(5,474,307)	(39,069,108)

Cash flows from financing activities
Dividends paid	—	—	(150,000)	—	(150,000)
Stock issuance cost	—	—	—	—	(670,079)
Repayment of debt principal	—	(34,804,225)	(4,111,076)	(132,850)	(2,076,040)
Proceeds from debt	—	—	36,525,000	—	31,000,000
Reduction of obligations under capital leases	(1,754,332)	(5,019,374)	(7,995,738)	(2,080,696)	(1,134,180)
Net cash (used in) provided by financing activities	(1,754,332)	(39,823,599)	24,268,186	(2,213,546)	26,969,701

Net increase in cash and cash equivalents	976,830	4,841,665	13,033,673	9,314,406	11,448,450
Cash and cash equivalents beginning of year	2,822,036	3,798,866	8,640,531	8,640,531	21,674,204
Cash and cash equivalents end of year	$3,798,866	$8,640,531	$21,674,204	$17,954,937	$33,122,654

Supplemental cash flow information
Cash paid for interest	$5,291,045	$5,086,024	$4,976,274	$988,017	$1,512,496
Vessels acquired under capital lease	$7,200,000	$35,942,247	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

1.    Organization and Nature of Business

TBS International Limited (the "Company") is engaged in the ocean transportation of dry cargo through the use of owned and chartered vessels. All the related corporations of the Company are foreign corporations and conduct their business operations worldwide. The Company is comprised of the following related corporations, with their country of registry:

▪	Technotrade Limited (Gibraltar)

•	Westbrook Holdings, Ltd. and its subsidiaries (Marshall Islands):

•	Albemarle Maritime Corp. – Mohawk Princess

•	Arden Maritime Corp. – Tayrona Princess

•	Asia-America Ocean Carriers Ltd. – Comanche Belle

•	Avon Maritime Corp. – Wichita Belle

•	Bedford Maritime Corp. – Apache Maiden

•	Brighton Maritime Corp. – Kickapoo Belle

•	Bristol Maritime Corp. – Tuscarora Belle

•	Chester Shipping Corp. – Tamoyo Maiden

•	Columbus Maritime Corp. – Seneca Maiden

•	Cortland Navigation Corp. – Chippewa Belle (inactive)

•	Frankfort Maritime Corp. – Shawnee Princess

•	Glenwood Maritime Corp. – Miami Maiden

•	Hancock Navigation Corp. – Kiowa Princess

•	Hansen Shipping Corp. – Ainu Princess

•	Hari Maritime Corp. – Navajo Princess

•	Henley Maritime Corp. – Tuckahoe Maiden

•	Hudson Maritime Corp. – Chesapeake Belle

•	Leaf Shipping Corp. – Management Company

•	Newkirk Navigation Corp. – Dakota Belle

•	Oldcastle Shipping Corp. – Taino Maiden

•	Pacific Rim Shipping Corp. – Philippine Bareboat Charterer

•	Prospect Navigation Corp. – Inca Maiden

•	Rector Shipping Corp. – Siboney Belle

•	Remsen Navigation Corp.

•	Sheffield Maritime Corp. – Manhattan Princess

•	Sherman Maritime Corp. – Rockaway Belle

•	Stratford Shipping Corp. – Iroquois Maiden

•	Summit Maritime Corp. – Montauk Maiden (inactive)

•	Tremont Maritime Corp. – Maya Maiden (inactive)

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

•	Vernon Maritime Corp. – Mohegan Princess

•	Whitehall Marine Transport Corp. – Cherokee Princess

•	Windsor Maritime Corp. – Shinnecock Belle

▪	RAS Shipping Company Limited (Gibraltar)

•	Transworld Cargo Carriers, S.A. (Marshall Islands)

▪	TBS Worldwide Services Inc. (Marshall Islands)

•	TBS Eurolines, Ltd.

•	TBS Latin America Liner, Ltd.

•	TBS Middle East Carriers, Ltd.

•	TBS North America Liner, Ltd.

•	TBS Ocean Carriers, Ltd.

•	TBS Pacific Liner, Ltd.

▪	TBS Logistics Ltd. (Marshall Islands)

Westbrook Holdings, Ltd. and its subsidiaries ("Westbrook") operate their vessels under pool agreements with an affiliate, TBS Worldwide Services Inc. ("TBS Worldwide") and its subsidiaries, TBS Pacific Liner, Ltd., TBS Latin America Liner, Ltd., TBS North America Liner, Ltd., TBS Ocean Carriers, Ltd., TBS Middle East Carriers Ltd. and TBS Eurolines, Ltd. (collectively, the "Pools"). Transworld Cargo Carriers, S.A. ("TWCC") operates substantially all its vessels under pool agreements with TBS Worldwide. The significant intercompany transactions between the liner services and vessel operations have been eliminated from these consolidated financial statements.

2.    Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and related corporations. All significant intercompany transactions and balances have been eliminated in consolidation.

Interim Financial Information (Unaudited)

The interim financial statements as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 have been prepared by the Company, without audit, and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of interim period results. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the full year.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. The most significant estimates relate to allowances for charter hire and claims receivable, estimated lives of vessels, and accruals for drydocking and voyages in progress.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Revenue Recognition

Voyage revenues and expenses include estimates for voyages in progress. Estimated profits from voyages in progress are recognized on a percentage-of-completion basis by prorating the estimated final voyage revenue and expenses using the ratio of voyage days completed through year-end to total voyage days. When a loss is forecasted for a voyage, the full amount of the anticipated loss is recognized in the period in which that determination is made. Revenue from time charters in progress is calculated using the daily charter hire rate, net of daily expenses, multiplied by the number of voyage days on-hire through year end.

Foreign Currency Transactions

The financial statements are expressed in United States dollars. Gains and losses resulting from foreign currency transactions, which are not significant, are included in other income.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and charter hire receivables. The Company places its cash with high-quality financial institutions. These financial institutions are located throughout the world, and the Company's policy is designed to limit exposure to any one institution. The Company maintains reserves for potential credit losses and, historically, such losses have not been significant.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities when purchased of three months or less to be cash equivalents.

Charter Hire Receivable and Allowance for Doubtful Accounts

Charter hire receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on specific identification of certain receivable balances for which management believes collectibility is questionable and by maintaining a percentage of outstanding receivable balances (usually between 2% and 3%) as the allowance to assure coverage for risks not specifically identified.

Claims Receivable and Allowance for Doubtful Accounts

Claims receivable represent claims made to third parties, primarily insurance companies, relating to damage to vessels. The net claims are probable of collection based upon historical payments of such claims and the current insurance coverage limits. The Company establishes an allowance for those claims that it deems doubtful based upon specific facts and circumstances.

Inventories

Inventories, consisting primarily of fuel, lubricating oil and spare parts aboard the vessels, are valued at the lower of cost (determined using a first-in, first-out basis for fuel and a weighted average basis for lubricating oil and spare parts) or fair value.

Vessels

Vessels are stated at cost. Depreciation of vessels is calculated using the straight-line method over the useful lives of the vessels, which are estimated as 25 years from the date delivered by the shipyard. Expenditures, which materially increase values, change capacities or extend useful lives are capitalized in vessels. Routine repair, replacement and maintenance costs are expensed as incurred.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Change in Estimate

The estimated useful life of vessels was extended from 25 years to 30 years, based on management's review of the condition and performance of the owned fleet, effective January 1, 2005. The impact of this change in estimate on the three months ended March 31, 2005 increased net income, basic earnings per share and diluted earnings per share in the amount of $2.3 million, $0.46 per share and $0.27 per share, respectively.

Other Fixed Assets

Other fixed assets consist of computer software and hardware. Other fixed assets are being amortized over their estimated useful lives of five years.

Provision for Drydocking

A provision for drydocking costs, including major vessel overhaul costs incurred during periodic inspections for regulatory and insurance purposes, is accrued and charged to expense ratably over the period to the next drydocking, which averages approximately 30 months. This provision is included in accrued expenses.

Impairment of Long-Lived Assets

The Company is required to review its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are measured for impairment when the estimate of undiscounted future cash flows expected to be generated by the asset is less than its carrying amount. Measurement of the impairment loss is based at the vessel level, and is calculated based upon comparison of the fair value to the carrying value of the asset. Management performs impairment analyses when certain triggering events occur. The fair value of our long-lived assets are determined by independent, third-party appraisals.

Taxation

The Company is not subject to corporate income taxes on its profits in the Marshall Islands or Gibraltar because its income is derived from sources outside these jurisdictions. The Company is not subject to corporate income tax in any other jurisdictions.

Absent another exemption from tax, new regulations, effective for taxable years beginning after September 24, 2004 (fiscal year 2005 for the Company), would subject the Company's U.S. source transportation income earned by TBS North America Liner, Ltd. to tax in the U.S. Depending upon the actual facts and circumstances, U.S. source transportation income earned by the Company and its subsidiaries would either be subject to a 4% gross receipts tax or would be taxed as income effectively connected with a U.S. trade or business on a net income basis at normal U.S. corporation tax rates (generally, 35%) plus a branch tax (generally, 30%) on the net after tax income, resulting in an overall effective tax rate on such income of up to 54.5%. The Company expects to be entitled to claim an exemption from U.S. income taxes because its Class A common shares will be primarily and regularly traded on an established securities market for purposes of Section 883 of the Code.

Fair Value of Financial Instruments

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents, charter hire receivables and debt (including capital lease obligations). The Company places its cash equivalents with a number of financial institutions to help limit the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across geographic areas. As of December 31, 2003 and 2004, the Company had no significant concentration of credit risk.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

The following method and assumptions were used to estimate the fair value of financial instruments included in the following categories:

Cash and cash equivalents and charter hire and claims receivable – The carrying amount reported in the accompanying consolidated balance sheets for cash and cash equivalents and charter hire and claims receivables approximates their fair value due to the current maturities.

Short-term debt – The carrying amount reported in the accompanying consolidated balance sheets for short-term debt approximates its fair value due to the current maturity of such instruments.

Long-term debt – The carrying amount of the Company's long-term debt approximates fair value based on the current rates offered to the Company for debt of the same remaining maturities. On December 19, 2003 the Company restructured the First Preferred Ship Mortgage Notes, eliminating 94.77% of the outstanding principal. Also on December 19, 2003 the Company executed a sale leaseback transaction for seven vessels that are treated as capitalized leases recorded at the present value of future estimated lease payments (see Note 15).

Advances to/from Affiliates

Advances to/from affiliates are non-interest-bearing, due on demand and expected to be paid or collected in the ordinary course of business, generally within the year. The Company typically advances funds to and from affiliates in connection with the payment of management fees, commissions and consulting fees.

Earnings Per Share

Earnings per share are based on reported net income (loss) available for common shareholders and the weighted average number of common shares outstanding (basic) and the weighted average total of common shares outstanding and common shares equivalents (diluted).

Derivative Instruments and Hedging Activities

The Company records all derivative instruments at fair value in accordance with accounting principles generally accepted in the United States of America. Offsetting adjustments to the asset or liability are recorded in the consolidated statement of operations or directly into equity as other comprehensive income depending on the underlying transaction. To date, the Company has not engaged in derivative instrument transactions, but may do so in the future.

Comprehensive Income

Comprehensive income is a measure of net income and all other changes in shareholders' equity of the Company that result from recognized transactions and other events of the period other than transactions with shareholders.

Pro Forma Information (unaudited)

The pro forma balance sheet as of March 31, 2005 and pro forma earnings per share (EPS) for the year ended December 31, 2004 and the three months ended March 31, 2005, includes the conversion of the Company's 1,000,000 issued and outstanding convertible preference shares into 2,000,000 Class C common shares; the consolidation of the Company's 1,500,000 Class A, 1,500,000 Class B and 3,000,000 Class C common shares, after giving effect to the conversion of our preference shares, on a 2.5-for-1 basis to 600,000 Class A, 600,000 Class B and 1,200,000 Class C common shares, for the purpose of changing the par value of the Company's common shares from $.004 per share to $.01 per share; the redesignation of the Company's outstanding consolidated 600,000 Class A, 600,000 Class B and 1,200,000 Class C common shares as 2,400,000 new Class B common shares and

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

subsequent issuance of approximately 2.167 new Class A common shares and 3.20 additional new Class B common shares for each new Class B share then outstanding; and the exercise of certain of our outstanding Series A warrants for the purchase of 1,842,606 new Class A and 3,570,659 new Class B common shares, at an exercise price of $.01 per warrant share, or approximately $54,000 in the aggregate.

All existing shareholders will receive the same number of new Class A and new Class B common shares for each existing Class A, Class B or Class C common share. The relative number of Class A and Class B common shares to be issued was calculated to produce a number of fully-diluted common shares that, when considering the valuation of the Company, would result in the price to the public shown on the cover of this prospectus, while maximizing tax efficiency by allocating different voting power and economic interest between classes of shares. Upon completion of these share conversions and the warrant exercise, 7,044,298 new Class A and 13,650,659 new Class B common shares would be outstanding. As part of the offering, Class B common shares being sold by the selling shareholders will be converted into Class A common shares and the number of Class A common shares outstanding, giving effect to the offering, will increase by 82,718 while the number of Class B common shares outstanding will decrease by the same number. Finally, giving effect to the sale of 7,000,000 new Class A common shares, the Company will have 14,127,016 Class A common shares and 13,567,941 Class B common shares outstanding. The Company's Class A common shares, which it is offering to the public, and Class B common shares will be identical in all respects except that holders of Class A common shares will be entitled to one vote for each Class A common share on all matters submitted to a vote of holders of common shares, while holders of Class B common shares will be entitled to one-half of a vote for each Class B common share. The holders of Class A common shares will be able to convert their Class A common shares into Class B common shares and the holders of Class B common shares will be able to convert their Class B common shares into Class A common shares, at any time, and the Class B common shares will automatically convert into Class A common shares upon transfer to any person other than another holder of Class B common shares, in each case as long as the conversion will not cause International to become a controlled foreign corporation or the Class A common shares to cease to be regularly traded on an established securities market for purposes of Section 883 of the Internal Revenue Code.

Pro Forma Earnings Per Share

	Year Ended December 31, 2004	Three Months Ended March 31, 2005
Numerators:
Net income available for common shareholders	$41,906,694	$16,193,358
Denominators:
Pro forma basic-weighted average common shares outstanding	20,694,957	20,861,861
Dilutive effect of Series A warrants	288,872	121,968
Pro forma dilutive-weighted average common shares and share equivalents outstanding	20,983,829	20,983,829
Income per common share:
Basic	$2.02	$0.78
Diluted	$2.00	$0.77

The Series A warrant exercise condition was satisfied on February 8, 2005. Pro forma basic weighted average common shares outstanding for the three months ended March 31, 2005 includes a weighted-average 166,904 common shares issuable on the exercise of Series A warrants to purchase 288,872 common shares. Because they are issuable for little consideration upon exercise of the Series

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

A warrants, these shares are treated as outstanding for purposes of basic weighted average common shares outstanding for the period beginning February 8, 2005. Dilutive effect of Series A warrants represents 121,968 common shares issuable on the exercise of Series A warrants not already included in pro forma basic weighted average common shares outstanding. The existing Series B and C warrants were exercisable if the preference shares were not converted to common shares or paid down by February 8, 2006. However, upon the initial public offering the preference shares will be converted, thereby making these warrants unexercisable.

The pro forma consolidated balance sheet data at March 31, 2005 is not necessarily indicative of our financial position at March 31, 2005, had the offering been completed on March 31, 2005.

New Accounting Pronouncements

On May 13, 2003, the FASB issued FASB Statement No. 150, or FAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. FAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that those instruments be classified as liabilities (or assets in certain circumstances) in statements of financial position. FAS 150 affected the Company's accounting for its mandatorily redeemable preference shares. A financial instrument is deemed mandatorily redeemable if it embodies an obligation outside the control of the issuer and the holder to redeem the instrument by transferring cash or other assets and the obligation is required to be redeemed at a specified or determinable date or upon an event certain to occur. The effect of FAS 150 during the third quarter ended September 30, 2003 was to classify mandatorily redeemable preference shares as a liability because it was at that time an unconditional obligation of the Company to redeem its preference shares by transferring assets at a specified date and to record the accretion and deemed preference dividends in-kind on the statement of operations. The effect was to record $829,703 of accretion and deemed dividends as a component of operations rather than as a component of additional paid-in capital from July 1, 2003 to December 31, 2003, the period in 2003 for which FAS 150 affected us, which resulted in a decrease to net income for December 31, 2003.

On January 17, 2003 the FASB issued FASB Interpretation No. 46R, or FIN 46R, Consolidation of Variable Interest Entities and Interpretation of ARB No. 51. FIN 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A variable interest entity is required to be consolidated by the company that has a majority of the expected losses or profits of the variable interest entity. The consolidation provisions of FIN 46R, as revised, were effective immediately for interests created after January 31, 2003 and were effective on March 31, 2004 for interests created before February 1, 2003. FIN 46R did not have a significant impact on us in 2004, but may in the future.

Reclassification

During the third quarter of 2002, the Company began to classify costs incurred in connection with port captains and vessel superintendents as general and administrative expenses. Accordingly, $737,594, $492,857, and $677,651 in 2002, 2003 and 2004, respectively, of port captains costs' were reclassified from voyage expense. Additionally, $298,920, $287,406, and $320,128 of superintendents' costs were reclassified in 2002, 2003 and 2004, respectively, from vessel expense.

3.    Allowance for Charter Hire and Claims Receivable

The Company reviews the allowances for doubtful accounts monthly. Account balances are charged off against the allowance when the Company feels it is probable the receivable will not be recovered. The Company does not have any significant off-balance sheet credit exposure related to its customers.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Allowance for doubtful charter hire receivable is as follows:

	Balance at Beginning of Year	Additions	Write-offs Net of Recoveries	Balance at End of Year
December 31, 2002	$275,019	$69,736	$—	$344,755
December 31, 2003	$344,755	$230,639	$(101,430)	$473,964
December 31, 2004	$473,964	$982,630	$—	$1,456,594
March 31, 2005 (unaudited)	$1,456,594	—	$(179,130)	$1,277,464

Allowance for doubtful claims receivable is as follows:

	Balance at Beginning of Year	Additions	Write-offs Net of Recoveries	Balance at End of Year
December 31, 2002	$300,000	$—	$(100,000)	$200,000
December 31, 2003	$200,000	$110,655	$—	$310,655
December 31, 2004	$310,655	$—	$—	$310,655
March 31, 2005 (unaudited)	$310,655	—	$(310,655)	$—

4.    Inventories

Inventories consist of the following:

	December 31,		March 31,
	2003	2004	2005
			(unaudited)
Fuel	$1,556,328	$2,378,790	$3,013,164
Lubricating oil	410,864	514,360	682,165
Spare parts	130,316	108,149	108,149
Other	233,548	386,330	434,387
	$2,331,056	$3,387,629	$4,237,865

5.    Deposits for Vessel Purchases

The deposits for vessel purchases represent deposits on vessels to be purchased. Deposits consist of the following:

		December 31,		March 31,
Vessel	Date	2003	2004	2005
				(unaudited)
Doric Shield	10/6/2004	$—	$1,224,000	$1,224,000
Anangel Success	11/2/2004	—	1,275,000	1,275,000
Anangel Dignity	11/29/2004	—	1,275,000	1,275,000
Sea Pantheon	11/29/2004	—	800,000	—
Sea Peace	11/29/2004	—	862,500	—
Sea Pistis	11/29/2004	—	862,500	—
Zeno	12/6/2004	—	1,200,000	—
Total		$—	$7,499,000	$3,774,000

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

6.    Prepaid Expenses

Prepaid expenses consist of the following:

	December 31,		March 31,
	2003	2004	2005
			(unaudited)
Prepaid charter hire	$863,302	$1,393,722	$787,240
Prepaid insurance	491,801	648,033	740,760
Prepaid vessel expenses	745,356	1,709,710	238,311
Other	23,990	114,750	238,472
Total	$2,124,449	$3,866,215	$2,004,783

7.    Advances to Affiliates

Advances to affiliates, which are entities related by common shareholders, consist of the following:

	December 31,		March 31,
	2003	2004	2005
			(unaudited)
TBS Shipping Services Inc.	$791,495	$1,291,373	$1,719,442
Aquarius Shipping Colombia Ltda.	34,156	47,077	566,861
Solar Shipping Ltda. (TBS Do Brasil)	5,687	74,175	—
Nautica Groupe, Ltd.	23,884	21,986	10,201
TBS De Venezuela, C.A.	7,057	22,150	5,604
TBS Peru-Seganport S.A.	22,169	28,655	71,206
TBS-Tecnisea C. Ltda.	16,609	—	—
TBS-Chile S.A.	3,269	3,269	3,269
TBS Asia Ltd.	—	20	20
TBS Bolivia S.R.L.	12,462	6,769	3,162
	$916,788	$1,495,474	$2,379,765

8.    Accrued Expenses

Accrued expenses consist of the following:

	December 31,		March 31,
	2003	2004	2005
			(unaudited)
Drydock	$2,175,428	$1,265,278	$1,709,640
Voyage and vessel expenses	6,723,050	10,498,174	11,498,909
Commissions	474,397	396,852	685,307
Cargo claim	145,000	191,279	192,407
Total	$9,517,875	$12,351,583	$14,086,263

The drydocking expense for 2003 and 2004 was $1,252,362 and $1,950,778, respectively.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

9.    Advances from Affiliates

Advances from affiliates, which are entities related by common shareholders, consist of the following:

	December 31,		March 31,
	2003	2004	2005
			(unaudited)
TBS Commercial Group Ltd.	$422,631	$2,641,485	$3,220,394

10.    First Preferred Ship Mortgage Notes

The Company had approximately $102.3 million of the 10% Series A First Preferred Ship Mortgage Notes (the "Notes") outstanding as of December 31, 1999. The Company failed to make the scheduled interest payments beginning on May 1, 1999. The failure to make these payments of $5.5 million each, within 30 days after the due date, was an event of default under the Notes indenture.

On July 6, 2000, the Company filed a prenegotiated Debtor's Joint Plan of Reorganization (the "Plan") with the U.S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") under Chapter 11 of the Bankruptcy Code. On October 11, 2000, the Bankruptcy Court approved the Company's Plan with the holders of the Notes. Under Chapter 11, certain claims against the Company in existence prior to the filing of the petition for relief under the Federal Bankruptcy Court were stayed while the Company continued business operations as Debtor-in-Possession. The claims in the balance sheet that were "liabilities subject to compromise" consisted of the $110,000,000 which reflected cancellation of the Notes at their face value and $18,333,339 of interest payable on the Notes as of December 31, 2000. The Company received approval from the Bankruptcy Court to pay or otherwise honor all of its pre-petition obligations, excluding its "liabilities subject to compromise" referred to above. The Company discontinued accruing interest on this obligation as of its first day as Debtor-in-Possession, July 7, 2000, in accordance with Statement of Position 90-7 ("SOP 90-7"), Financial Reporting by Entities in Reorganization Under the Bankruptcy Code. Specifically, SOP 90-7 requires that companies reorganizing under the Bankruptcy Code should report interest expense only to the extent that it will be paid during the proceeding or that it is probable that it will be allowed as a priority, secured, or unsecured claim.

On February 8, 2001, the Bankruptcy Court confirmed the Plan. The provisions of the Plan included reduction of debt principal and the issuance of equity securities.

Under the Plan, the face value of the Notes, due in 2008, had been reduced to $51,250,000 from $110 million. Interest is payable quarterly. Standard covenants include not entering into the sale of assets, merger or similar transactions without the consent of the Holders of the Notes. The carrying value of the restructured notes upon emergence from bankruptcy approximated fair value. The Notes are secured by a lien upon all assets of the obligor and guarantors, including, without limitation, first preferred ship mortgages on all vessels owned by the subsidiaries of the Company.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

The reorganization resulted in the following adjustments to the Company's consolidated balance sheet as of February 8, 2001:

		Reorganization Adjustments
	Balance Sheet February 8, 2001	Debits		Credits		Reorganized Company February 8, 2001
Assets
Current assets	$21,091,668	$—		$—		$21,091,668
Vessels	77,626,430	—		—		77,626,430
Total assets	$98,718,098	$—		$—		$98,718,098
Liabilities and Shareholders' Equity (Deficit)
Current liabilities	$15,808,287	—		—		$15,808,287
Liabilities subject to compromise	128,333,339	$128,333,339	(a)	—		—
Long-term debt	—	—		51,250,000	(b)	51,250,000
Other long-term liabilities	6,149,177	—		—		6,149,177
Total liabilities	150,290,803	128,333,339		51,250,000		73,207,464
Mandatorily redeemable preference shares	—	—		10,000,000	(c)	10,000,000
Shareholders' deficit (equity)	(51,572,705)	—		67,083,339	)(d)(e)(f)	15,510,634
Total liabilities and deficit	$98,718,098	$128,333,339		$128,333,339		$98,718,098

(a)	To reflect the cancellation of the old Notes at face value and related accrued interest

(b)	To reflect the issuance of the new Notes

(c)	To reflect the issuance of preference shares of $10.0 million

(d)	To reflect the issuance of common shares of $3.5 million

(e)	To reflect the issuance of warrants of $800,000

(f)	To reflect the gain resulting from the forgiveness of debt of $62,783,339

11.    Debt

On December 19, 2003, the Company reached an agreement with 94.77% of the existing bondholders to purchase the face value of that portion of outstanding debt at a discounted value. The face value of debt at $40,065,147 was purchased for $37,691,657. This transaction resulted in a gain of $2,373,490, which is included in the statement of operations. The purchase was made up of a discounted amount of $33,804,226 and a contingent amount of $3,887,431 in additional consideration payable if certain earnings targets were exceeded. The contingent amount was recorded as a liability to be paid in June 2005 because it was clear at the time we reported our 2003 results that the 2004 earnings targets would be met.

The majority of the funds obtained to execute this transaction were generated by a sale and leaseback of seven Company-owned vessels (Apache Maiden, Cherokee Princess, Inca Maiden, Kickapoo Belle, Kiowa Princess, Navajo Princess and Seneca Maiden) for $30,240,000. The actual sales

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

price was $31,500,000, less a 4% commission of $1,260,000. The book value of the vessels on December 19, 2003 was $40,337,983 and resulted in a loss on sale of vessels of $10,097,983, which is included in the statement of operations.

The Company agreed to provide additional compensation to the 94.77% of the existing, bondholders who accepted a discount providing certain earnings targets are exceeded. This agreement provides for payment of 25% of adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") (defined below) in excess of $19,000,000 in 2004 and $21,000,000 in 2005 to these existing bondholders pro rata. The total payment is capped at the bondholders pro rata (94.77%) share of $4,102,500 or $3,887,439. Adjusted EBITDA is defined as EBITDA for the year, less EBITDA attributable to vessels purchased outright or treated as capitalized leases acquired after October 31, 2003. The Company had accrued $3,887,431 at December 31, 2003 and 2004.

On December 20, 2004, the remaining 5.23% of bondholders were paid the outstanding principal and interest from December 16, 2004 through December 20, 2004 in the amount of $2,131,436 and $2,960.

On February 15, 2005, the Notes acquired by the Company on December 19, 2003 were cancelled in full.

The Company secured three credit facilities during the third and fourth quarters of 2004 and two credit facilities in the first quarter of 2005, which are described below:

•	On July 1, 2004, the Company secured a credit facility loan of $15,000,000. The credit facility loan bears interest, compounded monthly and paid monthly, of LIBOR plus 3.7%. The Company drew down $15,000,000 in July 2004, which is payable over 60 months, 50% amortization over the first 24 months with the balance over the remaining 36 months. The credit facility was collateralized by the First Preferred Ship Mortgage Notes for the Mohegan Princess, Tayrona Princess and Tuckahoe Maiden. Covenants to this credit facility are as follows:

1.	Fixed charge coverage ratio, not less than 2.00 to 1.00

2.	Total funded debt to EBITDA, not more than 3.00 to 1.00

3.	Asset coverage ratio, equal to or less than 0.85 to 1.00

The Company must also:

1.	Deliver a monthly report certifying compliance with the covenants to maintain the minimum fixed charge coverage ratio and total funded debt to EBITDA ratio; and

2.	Deliver periodic certificates of compliance confirming the accuracy of the financial statements, the absence of default and compliance with the covenants of the credit agreement.

•	On August 26, 2004, the Company secured a credit facility loan of $15,000,000. The credit facility loan bears interest, compounded monthly and paid monthly, at 7.654%. The Company drew down $15,000,000 in August 2004, which is payable over 60 months, 55% amortization over the first 24 months with the balance over the remaining 36 months. The credit facility was collateralized by the First Preferred Ship Mortgage Notes for the Iroquois Maiden and Manhattan Princess. The covenant to this credit facility is positive working capital.

•	On December 21, 2004, the Company secured a credit facility loan of $7,150,000. The credit facility loan bears interest at a rate at which deposits in U.S. dollars in an amount approximately equal to the loan are offered by the lender to leading banks in the London Interbank Dollar Market, plus 1.5%, compounded monthly and paid in 20 quarterly installments of $255,000 commencing six months after drawdown together with a balloon installment of $2,050,000 payable simultaneously with the last such installment. Interest shall

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

be payable on the last day of each Interest Period and, where any Interest Period exceeds three months, interest will also be payable quarterly during such Interest Period. Each repayment installment shall have a matching Interest Period where the Interest Period selected or agreed would not otherwise achieve this. The credit facility was collateralized by the First Preferred Ship Mortgage Notes for the Wichita Belle. The covenants to this credit facility provide for annual audited financial statements and such other management information as may be reasonably required. Also, the Company must maintain a monthly average of $1,500,000 on deposit at The Royal Bank of Scotland and maintain the value of the vessel at 140% of the loan amount.

•	On February 17, 2005, the Company secured a credit facility loan of $7,500,000. The credit facility loan, which is effective as of February 1, 2005, bears interest, compounded monthly and paid monthly, of LIBOR plus 3.7%. The Company drew down $7,500,000 on February 18, 2005, which is payable over 60 months, 50% amortization over the first 24 months with the balance over the remaining 36 months. The credit facility was collateralized by the Ship Mortgage Notes for the Taino Maiden. Covenants to this credit facility are as follows:

1.	Fixed charge coverage ratio, not less than 2.00 to 1.00

2.	Total funded debt to EBITDA, not more than 3.00 to 1.00

3.	Asset coverage ratio, equal to or less than 0.85 to 1.00

•	On March 1, 2005, the Company secured a credit facility loan of $45,000,000. The credit facility loan bears interest, compounded monthly and paid monthly, of 90-Day LIBOR plus 3.15%. The variable component of the interest rate is adjusted the first day of each quarter. The Company drew down $23,500,000 on March 1, 2005, which is payable over 60 months, 55% amortization over the first 24 months and the balance over the remaining 36 months. The credit facility was collateralized by the Ship Mortgage Notes for the following vessels: Siboney Belle, Ainu Princess, Tamoyo Maiden and Mohawk Princess. The Company has certain administrative and financial covenants. Financial covenants are as follows:

1.	EBITDA to debt service equal or greater than the following rates on the dates of measurement:

•	March 31, 2005 1.50 to 1.0

•	June 30, 2005 1.67 to 1.0

•	September 30, 2005 1.83 to 1.0

•	December 31, 2005 thereafter 2.00 to 1.0

2.	Funded Debt to EBITDA equal or less than the following rates on the dates of measurement:

•	March 31, 2005 to 2.35 to 1.0

•	June 30, 2005 2.15 to 1.0

•	September 30, 2005 1.95 to 1.0

•	December 31, 2005 thereafter 1.75 to 1.0

3.	Funded Debt to Net Worth equal or greater than the following rates on the dates of measurement:

•	March 31, 2005 1.90 to 1.0

•	June 30, 2005 1.73 to 1.0

•	September 30, 2005 1.56 to 1.0

•	December 31, 2005 thereafter 1.40 to 1.0

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

4.	Cash balance equal to or greater than the following amounts on the dates listed below:

•	March 31, 2005 $18.0 million

•	June 30, 2005 $18.0 million

•	September 30, 2005 $18.0 million

•	March 31, 2006 $20.0 million

5.	Working Capital ratio equal to or greater than the following ratios on the following dates of measurement:

•	March 31, 2005 2.00 to 1.0

•	June 30, 2005 2.00 to 1.0

•	September 30, 2005 2.00 to 1.0

•	December 31, 2005 thereafter 2.00 to 1.0

Debt outstanding is as follows:

	December 31,		March 31,
	2003	2004	2005
			(unaudited)
Series A, First Preferred Ship Mortgage Notes, 10% due 2005 to 2007	$6,097,284	$3,887,439	$3,887,439
GMAC credit facility loan, 5.060% to 5.677%, expires June 18, 2009	—	13,437,500	19,843,750
Merrill Lynch credit facility loan, 7.654%, expires September 1, 2009	—	14,036,269	13,053,979
The Royal Bank of Scotland credit facility loan, interest rate determined on June 23, 2005, expires March 23, 2010	—	7,150,000	7,150,000
AIG credit facility loan, 6.040%, expires March 1, 2010	—	—	$23,500,000
Balance of debt	$6,097,284	$38,511,208	$67,435,168

The repayment of debt over the next five years and thereafter is as follows:

2005	$16,779,905
2006	16,334,209
2007	11,254,291
2008	10,583,885
2009	9,088,319
Thereafter	3,394,559
$67,435,168

Provisions of some of the debt instruments prevent some of our subsidiaries from paying dividends to the Company, which may restrict the Company's ability to pay dividends.

12.    Shareholders' Equity

On February 7, 2001, the Company issued 1.0 million mandatorily redeemable preference shares at a fair value of $10 per share, for an aggregate fair value at date of issuance of $10,000,000, which

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

pay a 7% per annum dividend, payable on a quarterly basis. The fair value was established based upon a cash flows model as determined by a third-party appraiser, and accepted by the bondholders, the U.S. Bankruptcy Court and the Company. The Company has paid 12 quarterly dividend payments "in-kind." In-kind dividend payments are added to the recorded value of the mandatorily redeemable preference shares with an offset to additional paid-in capital. The first 12 quarterly payments, due on April 15, 2001, July 15, 2001, October 15, 2001, January 15, 2002, April 15, 2002, July 15, 2002, October 15, 2002, January 15, 2003, April 15, 2003 and July 15, 2003, October 15, 2003 and, January 15, 2004, were deemed in-kind payments.

The effect of these declarations for the year ended December 31, 2003 was $1,230,357. Cumulative dividends paid-in-kind as of December 31, 2003 were $3,367,137. The Company must redeem these mandatorily redeemable preference shares in whole for $15 per share plus accrued but unpaid dividends on the tenth anniversary date. The $5,000,000 excess redemption value over the fair value is being accreted ratably over the ten-year period against additional paid-in capital through June 30, 2003. Effective July 1, 2003, the Company adopted FAS 150 which resulted in the preference share dividends deemed in-kind and accretion subsequent to that date to be reported on the statement of operations in the amount of $829,703. The accretion for the year ended December 31, 2003 was $396,173 and added to the recorded value. Cumulative accretion through the year ended December 31, 2003 was $1,014,714. Holders of the preference shares are entitled to vote as a separate class on any proposed merger, consolidation or sale of substantially all of the assets of the Company, unless the proposed transaction provides for the redemption in full of all of the preference shares at the mandatory redemption price, as stated above.

The Company also issued 1.0 million new Class C Common Shares (par value $.004) to holders of the Notes, at a fair value of $3.50 per share, for an aggregate fair value of $3.5 million. The fair value was established based upon a cash flows model as determined by a third-party appraiser, and accepted by the bondholders, the U.S. Bankruptcy Court and the Company. The holders of Class C Common Shares have the number of votes per share necessary to produce 25% of the total voting power of all the classes of common shares.

In connection with the emergence from bankruptcy, the Company issued 1,769,231 Series A, 411,756 Series B and 485,671 Series C warrants, in each case subject to adjustment upon issuance by the Company of additional common shares or similar transactions, to the holders at a fair value of $800,000. The fair value was established based upon a cash flows model as determined by a third-party appraiser, and accepted by the bondholders, the U.S. Bankruptcy Court and the Company. The Series A warrants were exercisable if the first Preferred Ship Mortgage Notes were not paid in full by February 8, 2005, and, when exercised, would represent approximately 27% of the total Class C common shares of the Company on a fully diluted basis. The Series B warrants were exercisable if the preference shares were not paid in full by February 8, 2006, and, when exercised, would represent approximately 6% of the total outstanding common shares of the Company on a fully diluted basis. The Series C warrants were exercisable only if the exercise conditions of the Series A and Series B warrants were satisfied and, when exercised, would represent approximately 7% of the total outstanding common shares of the Company. The warrants are exercisable for a period of ten years following the date on which their exercise condition was met, at a price equal to the Class C common shares' par value of $.004 per share. All of the warrants are currently outstanding.

On December 19, 2003, TBS Commercial Group Ltd., a commercial agent related through partial common ownership, made a tender offer to acquire all outstanding mandatorily redeemable preference shares, Class C common shares and warrants, as follows:

•	All outstanding mandatorily redeemable preference shares for $1.048 per share. There were 1,203,416 shares outstanding as of that date for a total offer valued at $1,261,180. Holders tendered 1,147,077 shares on January 20, 2004.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

•	All outstanding Class C common shares for $0.011 per share. There were 1,000,000 shares outstanding as of that date for a total offer valued at $11,000. Holders tendered 960,909 shares on January 20, 2004.

•	All outstanding warrants at $0.011 per share. There were 2,666,658 warrants outstanding as of that date (1,769,231 A warrants, 411,756 B warrants and 485,671 C warrants) for a total offer valued at $29,333. On January 20, 2004, 2,562,425 warrants (1,700,070 A warrants, 395,669 B warrants and 466,686 C warrants) were tendered.

•	TBS Commercial Group Ltd. received acceptance from the holders of over 90% of the warrants, outstanding Class C common and mandatorily redeemable preference shares. This permited TBS Commercial Group Ltd. to acquire the remainder of the outstanding Class C common shares and mandatorily redeemable preference shares pursuant to section 102 of the Companies Act 1981 of Bermuda.

On March 30, 2004, the Company amended the mandatorily redeemable preference shares to eliminate the mandatory redemption provisions, remove the payment of dividends, establish a semi-annual 15 cents-per-share dividend and to permit the conversion, at the option of the holder, of each preference share to two Class C common shares. The Company also authorized an additional 250,000 preference shares, bringing the total authorized to 1,500,000. Thereafter, the Company repurchased 224,476 preference shares from TBS Commercial Group Ltd. for an aggregate consideration of $1.00.

On March 30, 2004, the Company's majority shareholders purchased the following preference shares, common shares and warrants from TBS Commercial Group Ltd.:

•	Preference shares: 1,000,000 preference shares for $1.5 million in cash.

•	Class C common shares: 1,000,000 Class C common shares for $11,000 in cash.

•	Warrants: 2,562,425 warrants for $28,187 in cash.

Accordingly, since the mandatorily redeemable preference shares were recorded as an equity transaction upon issuance on February 8, 2001, the purchase of the preference shares was recorded at par value of $.004 per share, totaling $4,000, with the balance of the previous amount, of $14,377,850, recorded as additional paid-in capital. This purchase of the mandatorily redeemable preference shares resulted in an increase to additional paid-in capital because those preference shares were redeemed from common shareholders.

The Company classified its mandatorily redeemable preference shares as a liability in accordance with FAS 150 during 2003. The extinguishment of a liability resulting in a gain or loss in accordance with SFAS, 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities generally must be recognized in the statement of operations. However, this transaction was accounted for in accordance with Footnote 1 of APB 26, which indicates that extinguishment transactions between related parties should be accounted for as capital transactions. Since the extinguishment of the mandatorily redeemable preference shares was with a related party, the gain on extinguishment was accounted for as additional paid-in capital.

13.    Purchase of Vessels

On May 18, 2004, the Company completed the purchase and took delivery of the vessel Anangel Jupiter, renamed Tuckahoe Maiden, for $6,000,000. The Tuckahoe Maiden has an estimated useful life of 11 years and, accordingly, is being depreciated on a straight-line basis over that period. The purchase of the vessel was initially financed from the Company's working capital, which was replenished in the amount of $4.0 million from the July 1, 2004 credit facility.

On June 18, 2004, the Company exercised its purchase option on the Mohegan Princess and Tayrona Princess, paying a total of $1.5 million. The purchase of the vessels was initially financed from the Company's working capital, which was replenished in the amount of $11.0 million from the July 1, 2004 credit facility.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

On July 12, 2004, the Company completed the purchase and took delivery of the vessel Vienna Wood N, renamed Iroquois Maiden, for $12,295,000. The Iroquois Maiden has an estimated useful life of nine years and, accordingly, is being depreciated on a straight-line basis over that period. The purchase of the vessel was initially financed from the Company's working capital, which was replenished in the amount of $7.5 million from the August 26, 2004 credit facility.

On July 19, 2004, the Company completed the purchase and took delivery of the vessel Chios Luck, renamed Manhattan Princess, for $12,360,000. The Manhattan Princess has an estimated useful life of eight years and, accordingly, is being depreciated on a straight-line basis over that period. The purchase of the vessel was initially financed from the Company's working capital, which was replenished in the amount of $7.5 million from the August 26, 2004 credit facility.

On October 29, 2004, the Company completed the purchase and took delivery of the vessel Anangel Bravery, renamed Taino Maiden, for $6,300,000 less $630,000 already on deposit. The Taino Maiden has an estimated useful life of 11 years and, accordingly, is being depreciated on a straight-line basis over that period. The purchase of the vessel was financed from the Company's working capital, which will be replenished by the amended and restated GMAC Commercial Finance LLC credit facility.

On November 5, 2004, the Company completed the purchase and took delivery of the vessel New Era, renamed Wichita Belle, for $13,000,000 less $1,300,000 already on deposit. The Wichita Belle has an estimated useful life of 17 years and, accordingly, is being depreciated on a straight-line basis over that period. The purchase of the vessel was financed from the Company's working capital, which was replenished in the amount of $7.2 million from the December 23, 2004 credit facility.

On January 18, 2005, the Company completed the purchase and took delivery of the vessel Sea Pantheon, renamed Tamoyo Maiden, for $8,000,000 less $800,000 already on deposit. The Tamoya Maiden has an estimated useful life of 12 years and, accordingly, and will be depreciated on a straight-line basis over that period. The owning company for the Tamoya Maiden is Chester Shipping Corp., a Marshall Islands Company. The purchase of the vessel will be financed from the Company's working capital, which will be replenished by the March 1, 2005 credit facility.

On February 9, 2005, the Company completed the purchase and took delivery of the vessel Sea Pistis, renamed Siboney Belle, for $8,625,000 less $862,500 already on deposit. The Siboney Belle has an estimated useful life of 13 years and, accordingly, will be depreciated on a straight-line basis over that period. The owning company of the Siboney Belle is Rector Shipping Corp., a Marshall Islands Company. The purchase of the vessel will be financed from the Company's working capital, which will be replenished by the March 1, 2005 credit facility.

On February 16, 2005, the Company completed the purchase and took delivery of the vessel Zeno, renamed Mohawk Princess, for $12,000,000 less $1,200,000 already on deposit. The Mohawk Princess has an estimated useful life of seven years and, accordingly, will be depreciated on a straight-line basis over that period. The owning company of the Mohawk Princess is Albemarle Maritime Corp., a Marshall Islands Company. The purchase of the vessel will be financed from the Company's working capital, which will be replenished by the March 1, 2005 credit facility.

On February 23, 2005, the Company completed the purchase and took delivery of the vessel Sea Peace, renamed Ainu Princess, for $8,625,000 less $862,500 already on deposit. The Ainu Princess has an estimated useful life of 13 years and, accordingly, will be depreciated on a straight-line basis over that period. The owning company of the Ainu Princess Maiden is Hansen Maritime Corp., a Marshall Islands Company. The purchase of the vessel will be financed from the Company's working capital, which will be replenished by the March 1, 2005 credit facility.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

14.    Subsequent Events

Effect of offering-related transactions:

On March 1, 2005, the Company's board of directors authorized the filing of a registration statement with the Securities and Exchange Commission that would permit the Company to sell common shares in connection with a proposed initial public offering.

In connection with the offering, the Company expects its current shareholders to exercise their right to convert the Company's 1,000,000 issued and outstanding convertible preference shares into 2,000,000 Class C common shares, as specified in the Company's bye-laws. No additional cash payment is required for the conversion of the preference shares. The conversion of the preference shares into Class C common shares will constitute payment in full of the preference shares. Therefore, the exercise condition for the Series B and Series C warrants will be incapable of being met.

The Company intends to consolidate its 1,500,000 Class A, 1,500,000 Class B and 3,000,000 Class C common shares (after giving effect to the conversion of our preference shares) on a 2.5-for-1 basis to 600,000 Class A, 600,000 Class B and 1,200,000 Class C common shares, for the purpose of changing the par value of the Company's common shares from $.004 per share to $.01 per share, and to redesignate the Company's outstanding consolidated Class A, Class B and Class C common shares as 2,400,000 new Class B common shares. It subsequently intends to issue approximately 2.167 new Class A common shares and 3.20 additional new Class B common shares for each new Class B share outstanding following the consolidation.

As a result of the anti-dilution provisions of the warrant agreement, following the conversion of our 1,000,000 issued and outstanding preference shares into 2,000,000 Class C common shares, the number of common shares issuable upon exercise of all outstanding Series A warrants increases from 1,769,231 to 2,167,539 Class C common shares. The issuance of 7,000,000 new Class A common shares in the offering further increases the number of shares issuable upon exercise of all outstanding Series A warrants from 2,167,539 to 2,901,403 Class C common shares, or 2,515,368 new Class A common shares and 4,874,357 new Class B common shares, after giving effect to all the steps in the recapitalization. We have been notified by certain existing shareholders who also hold Series A warrants that they intend to cancel Series A warrants to purchase 662,592 Class C common shares, or 574,434 new Class A and 1,113,155 new Class B common shares, and to exercise warrants to purchase 2,125,392 Class C common shares, or 1,842,606 new Class A and 3,570,659 new Class B common shares, in connection with the offering. We expect that exercisable warrants to purchase 113,419 Class C common shares, or 98,328 new Class A and 190,544 new Class B common shares, held by parties not affiliated with our existing shareholders, will remain outstanding following completion of the offering.

All existing shareholders will receive the same number of new Class A and new Class B common shares for each existing Class A, Class B or Class C common share. The relative number of Class A and Class B common shares to be issued was calculated to produce a number of fully-diluted common shares that, when considering the valuation of the Company, would result in the price to the public shown on the cover of this prospectus, while maximizing tax efficiency by allocating different voting power and economic interest between classes of shares. Following the share conversions and warrant exercise described above, 7,044,298 new Class A and 13,650,659 new Class B common shares will be outstanding. Due to the conversion of the Class B common shares being sold by the selling shareholders into Class A common shares, the number of Class A common shares outstanding, giving effect to the offering, will increase by 82,718 and the number of Class B common shares outstanding will decrease by the same number. Finally, giving effect to our sale of 7,000,000 new Class A common shares, we will have 14,127,016 Class A common shares and 13,567,941 Class B common shares outstanding.

In connection with the offering, the Company intends to purchase all the outstanding stock of two of its affiliates, Roymar Ship Management, Inc. and TBS Shipping Services Inc. for $7.5 million in

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

cash. The Company also will pay a $2,000,000 cash bonus and Roymar and TBS Shipping will pay a cash bonus of $225,000 to its chief financial officer. Additionally, the Company will issue 100,000 restricted new Class A common shares, vesting 25% on an annual basis over four years, to its chief financial officer, issue 4,500 restricted new Class A common shares to its independent directors and issue shares to employees of Roymar Ship Management, Inc. and TBS Shipping Services Inc. The restricted share award to our independent directors will result in a charge to compensation expense of $52,000 in 2005 and the restricted share award to our chief financial officer will result in a charge to compensation expense of $288,000 in each of the four years beginning 2005. The restricted share awards to employees of Roymar Ship Management, Inc. and TBS Shipping Services Inc. will result in a one-time charge to compensation expense of $2.2 million and a $2.2 million increase to paid-in capital, reflecting the existing shareholders' pro rata contribution prior to the offering of a corresponding number of shares to fund these awards.

Vessels under contract for purchase:

In March 2005, the Company exercised its purchase option on the Rockaway Belle for $2,512,150. That purchase closed on April 11, 2005. The purchase of the vessel was initially financed from the Company's working capital, which was replenished in the amount of $6,900,000 on April 22, 2005 from the March 1, 2005 credit facility based on a market value of $10,500,000.

On April 20, 2005, the Company placed a deposit on the Sea Merit, to be renamed Shinnecock Belle, for $1,530,000, 10% percent of the purchase price of $15,300,000. That purchase closed and the Company took delivery of the vessel on June 7, 2005. The Shinnecock Belle has an estimated remaining useful life of 10 years and, accordingly, the net book value will be depreciated on a straight-line basis over that period. The owning company of the Shinnecock Belle is Windsor Maritime Corp., a Marshall Island Company. The purchase of the vessel was initially financed from the Company's working capital, which will be replenished in the amount of $9,900,000 by a financing agreement confirmed by lender.

On April 20, 2005, the Company completed the purchase and took delivery of the vessel Anangel Dignity, renamed Tuscarora Belle, for $12,750,000 less $1,275,000 already on deposit. The Tuscarora Belle has an estimated remaining useful life of 9¼ years and, accordingly, the net book value will be depreciated on a straight-line basis over that period. The owning company of the Tuscarora Belle is Windsor Maritime Corp., a Marshall Island Company. The purchase of the vessel was initially financed from the Company's working capital, which was replenished in the amount of $6,900,000 on April 22, 2005 from the March 1, 2005 credit facility.

On April 22, 2005, the Company exercised its option to purchase the Comanche Belle by giving the required five-month notice.

On April 22, 2005, the Company drew down an additional $13,800,000 against the March 1, 2005 credit facility. The loan bears interest, compounded monthly and paid monthly, of LIBOR plus 3.15%. The $13,800,000 is payable over (60) months, 55% amortization over the first (24) months the balance over the remaining (36) months. The credit facility was collateralized by the First Preferred Ship Mortgage Notes for the Rockaway Belle and Tuscarora Belle.

On April 25, 2005, the Company completed the purchase and took delivery of the vessel Anangel Success, renamed Chesapeake Belle, for $12,750,000 less $1,275,000 already on deposit. The Chesapeake Belle has an estimated remaining useful life of 9 5/12 years and, accordingly, the net book value will be depreciated on a straight-line basis over that period. The owning company of the Chesapeake Belle is Hudson Maritime Corp., a Marshall Island Company. The purchase of the vessel will be financed from the Company's working capital that will be replenished in the amount of $8,300,000 by a financing agreement confirmed by lender.

On April 26, 2005, the Company completed the purchase and took delivery of the vessel Doric Shield, renamed Miami Maiden, for $12,240,000 less $1,240,000 already on deposit. The Miami Maiden

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

has an estimated remaining useful life of 9 5/12 years and, accordingly, the net book value will be depreciated on a straight-line basis over that period. The owning company of the Miami Maiden is Glenwood Maritime Corp., a Marshall Island Company. The purchase of the vessel was initially financed from the Company's working capital, which was replenished in the amount of $7,700,000 on April 27, 2005 from the March 1, 2005 credit facility.

On April 26, 2005, the Company placed a deposit on the Arrow in the amount of $1,550,000, which is 10% percent of the $15,500,000 purchase price.

On May 9, 2005, the Company placed a deposit on the Taurus in the amount of $1,581,000 which is 10% of the $15,810,000 purchase price.

New revolving credit facility (unaudited)

On June 14, 2005, two of the Company's subsidiaries, Newkirk Navigation Corp. and Frankfort Maritime Corp. entered into a $12.0 million revolving credit facility with Citibank, N.A., and, on June 17, 2005, borrowed an aggregate of $12.0 million thereunder. The term of the revolving credit facility commenced on June 17, 2005, and will end on May 31, 2006. Outstanding borrowings under the revolving credit facility bear interest, at the borrower's option at the time of borrowing, (i) either at the higher of a floating base rate determined by Citibank and an average three-month certificate of deposit rate plus 0.5%, or (ii) at a rate equal to LIBOR plus 2.0%. The borrowers must pay a commitment fee of 0.25% on any amounts not drawn down under this facility. Interest on amounts outstanding under the revolving credit facility is payable every three months. Advances may be prepaid at any time without penalty and must be repaid in full no later than May 31, 2006. The Company and two of its subsidiaries are guarantors under this facility. The facility is collateralized by Panamanian First Naval Mortgage Notes for the Dakota Belle and the Shawnee Princess.

15.    Obligations Under Capital Leases

In February 1997, the Company entered into a time charter capital lease for the vessel Comanche Belle through February 2007. The time charter agreement for the Comanche Belle was renegotiated as of September 1, 2002. The changes to the time charter agreement are as follows:

(1)	The daily charter hire deferred liability in the amount of $574,000 identified in addendum numbers 3 and 4 of the time charter agreement will not have to be paid and was written off against vessel expenses in the third quarter.

(2)	The revised daily charter hire rates are $7,500 per day for September 1, 2002 through December 31, 2002, $6,525 per day for the year 2003, $6,475 per day through June 30, 2004 and $7,475 per day for the remainder of the lease term.

(3)	The revised daily executory costs are $3,800 per day for September 1, 2002 through December 31, 2002, $3,420 per day from January 1, 2003 through June 30, 2004 and $4,436 per day for the remainder of the lease term.

The purchase options contained in the charter party for the Comanche Belle are as follows:

December 2005	$3,600,000
December 2006	$2,300,000

On March 15, 2002, the Company entered into an agreement to purchase two vessels. The agreement required the Company to pay $750,000 per vessel upon delivery. The deliveries took place April 1, 2002 for the Tayrona Princess and April 3, 2002 for the Mohegan Princess. Thereafter, a bareboat hire fee of $2,695 per vessel, per day beginning at the inception of the lease and six capital payments of $480,000, for both vessels, beginning in January 2003 and ending in September 2004 will be made. On June 18, 2004, the Company purchased these vessels.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

On November 25, 2003, the Company entered into an agreement to purchase the Rockaway Belle. The agreement required the Company to pay $1,000,000 upon delivery. Thereafter, a bareboat hire fee of $2,550 per day beginning from the November 25, 2003 delivery date and two capital payments of $200,000 in May and November of 2004 will be made. On November 25, 2006 the vessel will revert to the Company for $1.0 million. This vessel is being accounted for as a capital lease at the inception of the lease during November of 2003 by recording an asset and liability for the present value of the future estimated payments.

The purchase options contained in the charter party for the Rockaway Belle are monthly beginning at $2,705,950 as of January 2005 decreasing approximately $80,000 per month to $1,000,000 as of November 2006.

As discussed in Note 11, on December 19, 2003, the Company entered into an agreement to sell and leaseback seven vessels. The vessels were sold for $31.5 million and leased back for a period of (66) months at $2,500 per day with a $10.5 million balloon purchase option payment due at the end of the lease term on July 1, 2009. The Company anticipates exercising its purchase option. The vessels included in this transaction are being accounted for as capital leases at the inception of the lease by recording an asset and liability for the present value of the future estimated payments. Two additional vessels (Dakota Belle and Shawnee Princess) were pledged as additional security until September 2004 and 2005, respectively.

The purchase options fo each of the seven (7) vessels covered under this transaction are as follows:

December 2006	$3,800,000
June 2007	$3,300,000
December 2007	$2,900,000
June 2008	$2,400,000
December 2008	$2.000,000
June 2009	$1,500,000

The assets and liabilities under the capital leases were recorded at the fair values of the acquired assets, which approximated the present values. There are no executory costs for capital lease vessels except for the Comanche Belle. Interest rates on the capitalized leases have been imputed based on the Company's incremental borrowing rate at the inception of the leases. The depreciation expense on the vessels under capital leases was $1,351,556, $1,986,574 and $4,933,455 for the years ended December 31, 2002, 2003 and 2004 respectively.

	Gross Assets	Accumulated Depreciation	Net Book Value
2002	$18,667,335	$4,448,956	$14,218,379
2003	$54,913,144	$6,435,530	$48,477,614
2004	$46,044,330	$8,928,109	$37,116,221

Subsequent to recording the capital lease for the Comanche Belle during February 1997, the Company now believes that it will exercise its option to purchase the vessel based upon the underlying economies favoring purchase.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Minimum future lease payments under the capital leases, for each of the next five years and in the aggregate, are:

	Group of (7) Vessels	Rockaway Belle	Comanche Belle	Total
2005	$6,387,500	$930,756	$2,728,375	$10,046,631
2006	6,387,500	1,775,630	2,728,375	10,891,505
2007	6,387,500	—	2,587,414	8,974,914
2008	6,387,500	—	—	6,387,500
2009	13,458,960	—	—	13,458,960
Total minimum lease payments	39,008,960	2,706,386	8,044,164	49,759,510
Less – Executory costs			3,407,089	3,407,089
Net minimum lease payments	39,008,960	2,706,386	4,637,075	46,352,421
Less – Amounts representing interest	10,785,944	386,027	538,923	11,710,894
Present value of net minimum lease payments, including current maturities of $4,731,574	$28,223,016	$2,320,359	$4,098,152	$34,641,527

16.    Related Party Transactions

The Company has many related party transactions with brother-sister companies (the "Management Companies"), under common ownership, who provide technical ship management (obtaining crews, coordinating maintenance and repairs, drydocking, etc.), insurance and claims processing, general and administrative services (accounting, legal, etc.) and port agent services (port calls, stevedoring, etc.). Our affiliated service companies are owned by a limited number of individuals who also own a majority of the Company's common shares and some of whom are members of the Board of Directors. As a result of their share ownership and board positions, and for so long as they collectively own a significant percentage of our issued and outstanding common shares, the principals of our affiliated service companies will be able to influence the company and determine the outcome of any shareholder vote. As of December 31, 2004, the Company had no employees, as it outsourced all of these functions to its Management Companies.

USA – Related Party Companies

There are two domestic companies that are owned by certain shareholders who also own shares of the Company. Each company's underlying fees and rates are based upon contractual agreements with the Company. These contracts had been established on February 8, 2001 (date of the Company's emergence from bankruptcy) and are in effect until February 8, 2005. The Company utilized an independent consultant, lawyers and the bankruptcy court to ensure that these fees were consistent with the prevailing market rate. The companies do not share in any profit or losses of the Company. They are entitled to the fixed fee plus any commissions as outlined in the contract for specific services provided and not based upon performance of the Company. There is an annual cost of living adjustment made to the fixed fees.

(1)	TBS Shipping Services Inc. (New York) – This company performs commercial and operations functions. Commercial and operating functions are generally to (1) solicit and service customers (under the approval and review of the Company's Board and shareholders; and (2) perform general and administrative services as required by the Company.

(2)	Roymar Ship Management, Inc. (New York) – This company is a domestic affiliate of the Company serving as the exclusive technical manager for each owned vessel. The technical

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

manager generally ensures the vessel is seaworthy and has the appropriate crew to man the vessels during voyages. The technical manager contracts, and the vessel company hires, all of the third party companies necessary to operate the ship. In addition, the technical manager performs routine inspections of the vessels. Roymar also occasionally earns commissions relating to the purchase and sales of vessels.

Overseas – Related Party Companies

The Company maintains several commercial agents, which are related through partial common ownership, located in various countries where the Company conducts its business. There are two unconsolidated overseas companies who provide the same type of service to the Company on an annual basis. The underlying fees and rates are based upon contractual agreements with the Company. These companies are:

(1)	TBS Commercial Group Ltd. – This Bermuda-based holding company owns nine operating companies for ownership in commercial and port agencies in South America, Europe, Japan and China. Its subsidiaries are (1) Solar Shipping Ltda. (TBS Do Brasil); (2) TBS-Tecnisea C. Ltda.; (3) TBS-Chile S.A.; (4) Aquarius Shipping Colombia Ltda.; (5) TBS De Venezuela C.A.; (6) TBS Bolivia S.R.L.; (7) TBS Asia Ltd.; (8) TBS Shipping Services Europe GmbH; and (9) TBS Peru Seganport S.A.

(2)	Beacon Holdings Ltd. – This holding company owns one operating company: Bademar in Ecuador. Beacon is in the same business as TBS Commercial Group Ltd.

Port Agents

At December 31, 2002, 2003 and 2004, included in accounts payable and accrued expenses and other liabilities are amounts due to related port agents per the schedule below:

	Accounts Payable	Accrued and Other Liabilities	Total
2002	$87,502	$441,726	$529,228
2003	$19,691	$766,216	$785,907
2004	$60,529	$388,236	$448,765

Additionally, amounts advanced to related port agents to fund operations have been included in the financial statements as advances to affiliates.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Management Fees

Management fees are paid by TBS Worldwide Services Inc. and its subsidiaries (the Pool Companies) and subsidiaries of Westbrook Holdings Ltd. to TBS Shipping Services Inc. and Roymar Ship Management, Inc. The amounts paid to TBS Shipping Services Inc. and Roymar Ship Management, Inc., along with their respective monthly charges per vessel, are listed in the schedule below:

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004		2005
				(unaudited)		(unaudited)
Management fee paid
TBS Shipping Services Inc.	$1,734,357	$2,298,785	$2,429,532	$554,805		$571,700
Roymar Ship Management, Inc.	1,502,471	1,566,043	1,984,377	416,196		694,876
Total	$3,236,828	$3,864,828	$4,413,909	$971,001		$1,266,576
Management fee rates per month per vessel
TBS Shipping Services Inc.	$7,653 (a)	$7,653 (a)	$8,447 (b)	$8,447	(b)	$8,447	(b)
Roymar Ship Management, Inc.	$10,898 (a)	$10,898 (a)	$12,029 (b)	$12,029	(b)	$12,029	(b)

    (a) Rates effective February 8, 2001.

    (b) Rates effective February 8, 2004, which includes cost of living adjustments.

The Company maintains several commercial agents, which are related through partial common ownership, located in various countries where the Company conducts its business. These commercial agents consist of TBS Shipping Services Inc., along with TBS Commercial Group Ltd. and its subsidiaries: Solar Shipping Ltda. (TBS Do Brasil), TBS-Tecnisea C. Ltda. TBS-Chile S.A., Aquarius Shipping Colombia Ltda., TBS De Venezuela C.A., TBS Bolivia S.R.L., TBS Asia Ltd., TBS Shipping Services Europe GmbH and TBS Peru-Seganport S.A.

Commissions paid by a subsidiary of Westbrook Holdings, Ltd. to Nautica Groupe, Ltd. relate to commissions per the lease agreement with the owner of the vessel Comanche Belle.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
Commissions paid to
TBS Shipping Services Inc.	$2,671,744	$3,512,510	$5,586,865	$1,200,076	$1,335,175
TBS Commercial Group Ltd.	2,708,015	3,567,893	4,401,321	—	—
Other Affiliates	—	—	—	807,648	1,124,600
	5,379,759	7,080,403	9,988,186	2,007,724	2,459,775
Nautica Groupe, Ltd.	36,500	32,215	29,624	7,365	7,285
Roymar Ship Management, Inc.	—	39,500	250,000	—	120,000
Total	$5,416,259	$7,152,118	$10,267,810	$2,015,089	$2,587,060

Port agency fees were paid to TBS Commercial Group Ltd. in the amount of $627,090, $603,879, $685,438, $119,146 and $199,523, for the years ended December 31, 2002, 2003, 2004 and the three month periods ended March 31, 2004 and 2005, respectively.

Chartering Broker

Globe Maritime Limited, owned by James W. Bayley, acts as a chartering broker for the Company. James W. Bayley is a member of the board of directors. During 2002, 2003 and 2004, the Company paid Globe Maritime Limited $88,997, $157,789 and $219,336, respectively.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

James W. Bayley owns 1% of the outstanding interest of the parent entity of TBS North America Liner, Ltd. and 40% of the outstanding voting shares of TBS North America Liner, Ltd. The parent entity of TBS North America Liner, Ltd. owns 60% of the outstanding voting shares and 100% of the outstanding non-voting shares of TBS North America Liner, Ltd. International indirectly owns the other 99% of the outstanding interest of the parent entity of TBS North America Liner, Ltd.

Lease

Two of our affiliated services companies, TBS Shipping Services Inc. and Roymar Ship Management, Inc., maintain an office in Yonkers, New York that is leased from our founder, chairman and chief executive officer, Joseph E. Royce. During 2002, 2003 and 2004, payments to Mr. Royce under this lease totaled $240,000, $240,000 and $240,000, respectively.

Legal Services

During 2002, 2003 and 2004, payments from the Company to Mr. Blatte for legal services totaled $341,000, $445,000 and $438,000, respectively. During 2002, 2003 and 2004, payments from TBS Shipping Services Inc. and TBS Commercial Group Ltd. to Mr. Blatte for legal services totaled $10,000, $50,000, and $205,000, respectively. Mr. Blatte was not an officer of International at the time the services were rendered and the payments were received.

17.    Sale of Vessel

During July 2003, the Company entered into a memorandum of agreement with another company to sell the Chippewa Belle. The Chippewa Belle was sold on October 15, 2003 for $3,950,000, less a 3.75% sales commission, for net proceeds of $3,801,875. The proceeds from the sale of the Chippewa Belle were utilized to pay down debt in the December 19, 2003 refinancing transaction. The gain on the sale of the Chippewa Belle was $193,076.

18.    Business Segment

The Company is managed as a single business unit that provides worldwide ocean transportation of dry cargo service to its customers through the use of owned and chartered vessels. The vessels are operated as one fleet and when making resource allocation decisions, our chief operating decision maker evaluates voyage profitability data, which considers vessel type and route economics, but gives no weight to the financial impact of the resource allocation decision on an individual vessel basis. The Company's objective in making resource allocation decisions is to maximize its consolidated financial results, not the individual results of the respective vessels or routes.

Revenue generated from voyage and time charters are:

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
Voyage revenue	$94,403,046	$119,721,080	$158,060,900	$30,347,547	$46,135,336
Time charter revenue	7,420,599	23,625,003	50,745,653	14,118,990	14,773,727
Total revenue	$101,823,645	$143,346,083	$208,806,553	$44,466,537	$60,909,063

The Company transports cargo around the world, including the U.S. and foreign countries. The amount of voyage revenue generated in foreign countries is $92,091,660, $105,378,989, $140,762,723, $26,394,689 and $42,347,167 for the years ended December 31, 2002, 2003, 2004 and the three month periods ended March 31, 2004 and 2005, respectively.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Revenue was generated in the following principal foreign geographic areas:

	Year Ended December 31,			Three Months Ended March 31,
Country	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
Brazil	$14,146,038	$27,005,925	$45,651,573	$6,416,683	$14,387,161
Japan	35,152,545	17,924,172	22,416,220	4,592,627	6,193,476
Chile	10,029,787	11,261,113	16,516,395	3,983,832	6,002,870
Peru	14,319,602	5,770,142	12,819,836	1,972,200	4,275,768
Venezuela	9,275,752	13,769,229	8,468,493	3,608,564	2,610,058
United Arab Emirates	1,169,437	17,924,172	7,643,242	1,067,492	—
Others	7,998,499	11,724,236	27,246,964	4,753,291	8,877,834
	$92,091,660	$105,378,989	$140,762,723	$26,394,689	$42,347,167

Revenue is attributed to these countries based on the location where the cargo is loaded. The vessels used for these voyages travel throughout these countries based on the itinerary of the voyage. The Company does not control vessels under time charters and, therefore, revenue by country cannot be allocated. The difference between total voyage revenues and total revenue by country is revenue from the U.S.

Three customers accounted for 35.6%, 32.6%, 23.9% 31.5% and 11.8% of charter hire receivables and 27.5%, 19.7%, 16.6%, 20.5% and 17.2% of voyage and time charter revenue for the years ended December 31, 2002, 2003, 2004 and for the three months ended March 31, 2004 and 2005, respectively.

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

19.    Earnings Per Share

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
Numerators:
Net (loss) income (used in diluted EPS)	$(1,522,715)	$(1,994,175)	$41,906,694	$12,132,895	$16,193,358
Dividends on mandatorily redeemable preference shares	$(1,491,366)	$(796,827)	$—	$—	$—
Net (loss) income available for common shareholders	$(3,014,081)	$(2,791,002)	$41,906,694	$12,132,895	$16,193,358
Denominators:
Basic-weighted average common shares outstanding	4,000,000	4,000,000	4,000,000	4,000,000	5,022,222
Dilutive effect of convertible preference shares	—	—	2,000,000	2,000,000	2,000,000
Dilutive effect of Series A, B and C warrants	—	—	2,399,999	2,399,999	1,377,777
Diluted-weighted average common shares and share equivalents outstanding	4,000,000	4,000,000	8,399,999	8,399,999	8,399,999
(Loss) income per common share:
Basic	$(0.75)	$(0.70)	$10.48	$3.03	$3.22
Diluted	$(0.75)	$(0.70)	$4.99	1.44	$1.93

During 2002 and 2003, exercise of the Series A, B and C Warrants would have added 1,480,000 common shares. These shares were not included in the 2002 and 2003 earnings per share dilutive calculation because the effect would have been anti-dilutive. In addition, the conditions to the exercisability of the warrants had not been satisfied by the end of either such period.

The Series A warrants are exercisable for a total of 1,769,231 common shares. Basic weighted average common shares outstanding for the three months ended March 31, 2005 includes 1,022,222 of the common shares issuable on the exercise of Series A warrants. The Series A warrant exercise condition was satisfied on February 8, 2005, and the shares subject to these warrants are treated as outstanding for purposes of basic earnings per share for the period beginning February 8, 2005 because they are issuable for little consideration upon exercise of the warrants. Dilutive effect of Series A, B and C warrants is reduced to the extent that common shares issuable on the exercise of Series A warrants are already included in basic weighted average common shares outstanding.

20.    Commitments and Contingencies

Leases

The Company leases three vessels (National Pride, National Honor and Tian Tan Hai) under long-term noncancelable operating leases that expire on April 25, 2006, March 1, 2005 and May 30, 2006, respectively. Lease payments under operating leases were $1,839,474, $6,816,618, and

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

$16,637,791, for the years ended December 31, 2002, 2003, and 2004, respectively. Short-term charter expense was $12,885,344, $33,017,118, and $39,043,355, for the years ended December 31, 2002, 2003, and 2004, respectively.

Minimum future lease payments, which excludes short-term leases, are as follows:

Year
2005	$14,501,163
2006	$4,936,500

Total lease expense for 2002, 2003 and 2004, which includes short-term leases, was $14.7 million, $39.8 million and $55.7 million, respectively.

Litigation

The Company is subject to certain legal proceedings and claims that arise in the ordinary course of business. Liabilities are recorded when it is probable that costs will be incurred and can be reasonably estimated. Based upon available information, management believes that the ultimate liability with respect to these claims, if any, would not be material to the consolidated financial position, operations or cash flow of the Company.

21. Restatement (unaudited)

The Company has restated its unaudited financial statements as of March 31, 2005 for an error in basic earnings per share and basic weighted average common shares outstanding on its Consolidated Statements of Operations to reflect the weighted-average 1,022,222 common shares issuable on the exercise of Series A warrants to purchase 1,769,231 common shares. As discussed in Note 19, these shares are treated as outstanding for purposes of the Company's basic earnings per share for the period beginning February 8, 2005, the date the exercise condition of the Series A warrants was satisfied, because they are issuable for little consideration upon exercise of the Series A warrants.

The effect of this restatement on the March 31, 2005 financial statements was as follows:

	Net (loss) income per share Basic	Weighted average common shares outstanding Basic
March 31, 2005
As previously reported	$4.05	4,000,000
Adjustment	0.83	1,022,222
As Restated	$3.22	5,022,222

TBS International Limited and Subsidiaries
Notes to Consolidated Financial Statements

TBS International Limited and Subsidiaries
Valuation and Qualifying Accounts and Reserves for the Years Ended
December 31, 2002, 2003 and 2004

Reserves deducted in the balance sheet from assets to which they apply:

Charter Hire Allowance for Doubtful Accounts	Balance at Beginning of Period	Addition Charged to Costs and Expenses	Deductions	Balance at End of Period
Year 2002	$275,019	$69,736	$—	$344,755
Year 2003	$344,755	$230,639	$(101,430)	$473,964
Year 2004	$473,964	$982,630	$—	$1,456,594

Claim Receivable Allowance for Doubtful Accounts	Balance at Beginning of Year	Addition Charged to Costs and Expenses	Deductions	Balance at End of Year
Year 2002	$300,000	$—	$(100,000)	$200,000
Year 2003	$200,000	$110,655	$—	$310,655
Year 2004	$310,655	$—	$—	$310,655

Report of Independent Auditors

To the Board of Directors and Shareholders of
Roymar Ship Management, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of shareholders' equity (deficit) and of cash flows, present fairly, in all material respects, the financial position of Roymar Ship Management, Inc. (the "Company") at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
April 1, 2005

Roymar Ship Management, Inc.
Balance Sheets

	December 31,		March 31, 2005
	2003	2004
			(unaudited)
Assets
Current assets
Cash	$7,803	$137,733	$89,492
Advances to affiliates, net	84,877	28,756	—
Advances to employees	3,429	2,415	385
Total current assets	96,109	168,904	89,877
Equipment, net	255,352	327,559	311,176
Total assets	$351,461	$496,463	$401,053
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable	$22,680	$37,076	$—
Accrued expenses	315,843	462,813	37,106
Advances from affiliates	—	—	51,273
Total current liabilities	338,523	499,889	88,379
Shareholders' equity (deficit)
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	10,000	10,000	10,000
Retained earnings (accumulated deficit)	2,938	(13,426)	302,674
Total shareholders' equity (deficit)	12,938	(3,426)	312,674
Total liabilities and shareholders' equity (deficit)	$351,461	$496,463	$401,053

The accompanying notes are an integral part of these financial statements.

Roymar Ship Management, Inc.
Statements of Operations

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Revenue
Commissions	$—	$39,500	$250,000	$—	$120,000
Management fees	1,502,471	1,566,043	1,984,377	416,196	694,876
Consulting fees	298,920	287,406	320,128	74,952	118,646
Lease revenue	90,858	128,183	140,535	30,564	63,817
Total revenue	1,892,249	2,021,132	2,695,040	521,712	997,339
Expenses
Salaries and related expenses	1,762,556	1,812,949	2,502,174	479,947	561,303
Travel and entertainment	1,042	205	4,063	120	1,000
Professional fees	5,805	12,580	10,933	—	29,000
Office supplies, postage and other	33,554	17,395	28,395	7,325	13,185
Occupancy	30,000	30,019	30,000	7,500	7,500
Repair and maintenance	10,321	981	463	—	410
Advertising	—	—	694	—	—
Contributions	—	—	500	—	—
Dues and subscriptions	430	1,818	990	132	100
Bank charges	707	1,435	3,322	798	1,339
Depreciation	90,858	128,183	140,535	30,564	63,945
Other (income) / expense	(22,839)	5,726	(10,665)	211	3,457
Total expenses	1,912,434	2,011,291	2,711,404	526,597	681,239
Net (loss) income	$(20,185)	$9,841	$(16,364)	$(4,885)	$316,100

The accompanying notes are an integral part of these financial statements.

Roymar Ship Management, Inc.
Statements of Shareholders' Equity (Deficit)

	Common Stock
	Shares	Amount	Retained Earnings/ Accumulated Equity/(Deficit)	Total
Balance at December 31, 2001	100	$10,000	$101,282	$111,282
Net loss			(20,185)	(20,185)
Dividends to shareholders			(88,000)	(88,000)
Balance at December 31, 2002	100	10,000	(6,903)	3,097
Net income			9,841	9,841
Balance at December 31, 2003	100	10,000	2,938	12,938
Net loss			(16,364)	(16,364)
Balance at December 31, 2004	100	10,000	(13,426)	(3,426)
Net income			316,100	316,100
Balance at March 31, 2005 (unaudited)	100	$10,000	$302,674	$312,674

The accompanying notes are an integral part of these financial statements.

Roymar Ship Management, Inc.
Statements of Cash Flows

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Cash flows from operating activities
Net (loss) income	$(20,185)	$9,841	$(16,364)	$(4,885)	$316,100
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Depreciation	90,858	128,183	140,535	30,564	63,945
Changes in operating assets and liabilities
Decrease in advances to employees	511	1,631	1,014	(1,220)	2,030
(Increase) decrease in prepaid expenses and other assets	(31,280)	31,280	—	—	—
(Decrease) increase in accounts payable	(6,802)	(21,800)	14,396	(13,633)	(37,076)
(Decrease) increase in accrued expenses	(48,413)	84,193	146,970	(223,780)	(425,707)
Decrease (increase) in advances from/to affiliates, net	375,231	(358,462)	56,121	246,748	80,029
Net cash (used in) provided by operating activities	359,920	(125,134)	342,672	33,794	(679)
Cash flows from investing activities
Purchase of equipment	(180,919)	—	(212,742)	(34,065)	(47,562)
Proceeds from sale of equipment	—	19,479	—	—	—
Net cash (used in) provided by investing activities	(180,919)	19,479	(212,742)	(34,065)	(47,562)
Cash flows from financing activities
Dividend paid	(88,000)	—	—	—	—
Net cash used in financing activities	(88,000)	—	—	—	—
Net increase (decrease) in cash	91,001	(105,655)	129,930	(271)	(48,241)
Cash at beginning of year	22,457	113,458	7,803	7,803	137,733
Cash at end of year	$113,458	$7,803	$137,733	$7,532	$89,492

The accompanying notes are an integral part of these financial statements.

Roymar Ship Management, Inc.
Notes to Financial Statements

1.    Organization and Nature of Business

On May 15, 1992, Roymar Ship Management, Inc. (the "Company") was created and incorporated in the State of New York. The Company was established to provide technical ship management services to owners of vessels. The technical manager acts as an agent of the vessel-owning companies, hiring all of the third-party companies necessary to operate the vessels. The technical manager contracts, and the vessel company hires, all of the third party companies necessary to operate the vessel. In addition, the technical manager performs routine inspections of the vessels. The Company also occasionally earns commission relating to the purchase and sale of vessels. The Company has worked primarily for subsidiaries of TBS International Limited since its inception.

2.    Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Interim Financial Information (Unaudited)

The interim financial statements as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 have been prepared by the Company, without audit, and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of interim period results. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the full year.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. The most significant estimate relates to employee year-end bonuses earned during each fiscal year and paid during January of the following year.

Revenue Recognition

Management fees are the Company's primary source of revenue, earned each month at the contractual monthly fee per vessel under technical management. The Company purchases computer equipment and software, supplies and spare parts then leases the equipment to each vessel under management. The Company is reimbursed for the cost for certain of its employees plus 15% administrative fee, which are recognized as consulting fees in the statements of operations. These individuals perform vessel superintendent functions including vessel inspections and drydock attendance. The Company may earn 1% commission on certain purchases or sales of vessels if agreed.

Cash

The Company considers all highly liquid investments with maturities when purchased of three months or less to be cash equivalents.

Equipment, Net

Equipment with useful lives greater than one year are capitalized at cost and depreciated on a straight-line basis over their estimated useful lives. The useful lives are between three and seven years.

Roymar Ship Management, Inc.
Notes to Financial Statements

Impairment of Long-Lived Assets

The Company is required to review for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are measured for impairment when the estimate of undiscounted future cash flows expected to be generated by the asset is less than its carrying amount. Measurement of the impairment loss is based on the asset grouping, and is calculated based upon comparison of the fair value to the carrying value of the asset grouping. Management performs impairment analyses when certain triggering events occur.

Advances to/from Affiliates

Advances to/from affiliates are non-interest bearing, due on demand and expected to be paid or collected in the ordinary course of business, generally within the year.

Income Taxes

The Company is organized as an S Corporation in accordance with the Internal Revenue Code. All profits and losses have been passed directly to the shareholders resulting in no current or deferred taxes to the Company as of and for the years ended December 31, 2002, 2003 and 2004.

New Accounting Pronouncements

Currently, no new accounting pronouncements affect the Company or are expected to affect the Company.

3.    Advances To Affiliates, Net

Advances to affiliates, net consist of the following:

	December 31,		March 31,
	2003	2004	2005
			(unaudited)
Advances to
TBS Shipping Services Inc.	$84,877	$28,756	$—

TBS Shipping Services Inc. is a related party company under common control.

4.    Equipment, Net

Equipment consists of the following:

	December 31,		March 31,
	2003	2004	2005
			(unaudited)
Equipment	$553,483	$766,225	$813,787
	553,483	766,225	813,787
Less - Accumulated depreciation	(298,131)	(438,666)	(502,611)
	$255,352	$327,559	$311,176

Roymar Ship Management, Inc.
Notes to Financial Statements

5.    Accrued Expenses

Accrued expenses consist of the following:

	December 31,		March 31, 2005
	2003	2004
			(unaudited)
Payroll	$302,230	$460,449	$35,019
Purchasing	13,317	—	—
Other	296	2,364	2,087
	$315,843	$462,813	$37,106

6.    Related Party Transaction

Management Fees

The Company acts as the technical ship manager for subsidiaries of TBS International Limited charging $10,898, $10,898 and $12,029 per month per vessel managed in 2002, 2003, 2004 and 2005, respectively.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
Management fees	$1,502,471	$1,566,043	$1,984,377	$416,196	$694,876

Consulting Fees

The Company is reimbursed for the cost of certain of its employees plus a 15% administrative fee. These individuals perform vessel superintendent functions including vessel inspections and drydock attendance on behalf of subsidiaries of TBS International Limited.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
Consulting fees	$298,920	$287,406	$320,128	$74,952	$118,646

Lease Revenue

The Company purchases computer equipment and software which facilitates the purchase of stores, supplies and spare parts. The equipment is leased to each vessel under management.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
Lease revenue	$90,858	$128,183	$140,535	$30,564	$63,817

7.    Commitments and Contingencies

Leases

The Company leases the property where its offices are located. The current lease calls for rent of $2,500 per month, plus all operating expenses including property taxes and expires on December 31, 2004. The lease commencing January 1, 2005 is being negotiated. The Company continues to pay $2,500, plus all operating expenses including property taxes, per month.

Roymar Ship Management, Inc.
Notes to Financial Statements

Litigation

The Company is subject to certain legal proceedings and claims that arise in the ordinary course of business. Liabilities are recorded when it is probable that costs will be incurred and can be reasonably estimated. Based upon available information, management believes that the ultimate liability with respect to these claims, if any, would not be material to the consolidated financial position, operations or cash flow of the Company.

8.    Subsequent Events

Management is negotiating the sale of the Company to its primary customer, TBS International Limited, contingent upon the success of TBS International Limited's initial public offering. The price has been agreed at $2.0 million cash.

Report of Independent Auditors

To the Board of Directors and Shareholders of
TBS Shipping Services Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of shareholders' deficit and of cash flows present fairly, in all material respects, the financial position of TBS Shipping Services Inc. (the "Company") at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
April 1, 2005

TBS Shipping Services Inc.
Balance Sheets

	December 31,		March 31, 2005
	2003	2004
			(unaudited)
Assets
Current assets
Cash	$1,991,592	$1,767,940	$656,072
Accounts receivable		96,402	750,191
Other receivables	500	499	499
Advances to employees	72,323	193,135	175,121
Prepaid expenses and other assets	10,213	14,128	5,558
Advances to affiliates	—	—	51,273
Total current assets	2,074,628	2,072,104	1,638,714
Equipment and furnishings, net	599,321	939,405	978,779
Total assets	$2,673,949	$3,011,509	$2,617,493
Liabilities and Shareholders' Deficit
Current liabilities
Accounts payable	$191,905	$304,908	$211,731
Accrued expenses	2,042,849	2,084,776	1,390,904
Advances from affiliates, net	1,329,253	1,773,011	2,172,324
Total current liabilities	3,564,007	4,162,695	3,774,959
Shareholders' deficit
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	100,000	100,000	100,000
Additional paid-in capital		205	205
Advances to shareholders	(89,612)	(313,175)	(297,613)
Accumulated deficit	(900,446)	(938,216)	(960,058)
Total shareholders' deficit	(890,058)	(1,151,186)	(1,157,466)
Total liabilities and shareholders' deficit	$2,673,949	$3,011,509	$2,617,493

The accompanying notes are an integral part of these financial statements.

TBS Shipping Services Inc.
Statements of Operations

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Revenue
Commissions	$2,671,744	$3,512,510	$6,174,161	$1,631,107	$1,695,699
Management fees	1,762,709	2,372,731	3,149,795	758,295	898,951
Consulting fees	1,901,131	1,935,315	2,415,481	534,507	494,931
Total revenue	6,335,584	7,820,556	11,739,437	2,923,909	3,089,581
Expenses
Salaries and related expenses	5,267,713	6,499,971	8,967,968	1,942,571	2,464,050
Travel and entertainment	96,292	78,002	99,966	13,390	28,056
Agency fee	51,071	26,402	17,518	10,820	4,500
Professional fees	137,388	255,916	1,432,296	41,456	257,311
Office supplies, postage and other	225,220	243,823	395,195	71,111	96,203
Occupancy	210,000	210,050	213,346	55,612	57,330
Repair and maintenance	250,832	283,499	301,298	59,524	76,138
Advertising	100	5,219	16,362	2,418	22,024
Insurance	—	—	—	3,735	1,417
Contributions	7,890	23,708	71,069	24,781	14,306
Dues and subscriptions	22,782	15,843	20,187	7,716	21,752
Bank charges	988	821	11,804	1,758	817
Depreciation	114,167	104,221	120,473	24,835	40,576
Other	15,827	20,655	109,725	(11,861)	26,943
Total expenses	6,400,270	7,768,130	11,777,207	2,247,866	3,111,423
Net (loss) income	$(64,686)	$52,426	$(37,770)	$676,043	$(21,842)

The accompanying notes are an integral part of these financial statements.

TBS Shipping Services Inc.
Statement of Shareholders' Deficit

	Common Stock		Additional Paid-in Capital	Advances to Shareholders	Accumulated Deficit	Total
	Shares	Amount
Balance at December 31, 2001	100	$100,000		$(70,216)	$(888,186)	$(858,402)
Net loss					(64,686)	(64,686)
Advances to shareholders				23,854		23,854
Balance at December 31, 2002	100	100,000		(46,362)	(952,872)	(899,234)
Net income					52,426	52,426
Advances to shareholders				(43,250)		(43,250)
Balance at December 31, 2003	100	100,000		(89,612)	(900,446)	(890,058)
Net loss					(37,770)	(37,770)
Additional paid-in capital			$205			205
Advances to shareholders				(223,563)		(223,563)
Balance at December 31, 2004	100	100,000	205	(313,175)	(938,216)	(1,151,186)
Net loss					(21,842)	(21,842)
Advances to shareholders				15,562		15,562
Balance at March 31, 2005 (unaudited)	100	$100,000	$205	$(297,613)	$(960,058)	$(1,157,466)

The accompanying notes are an integral part of these financial statements.

TBS Shipping Services Inc.
Statements of Cash Flows

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Cash flows from operating activities
Net (loss) income	$(64,686)	$52,426	$(37,770)	$676,043	$(21,842)
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Depreciation	114,167	104,221	120,473	24,835	40,576
Changes in operating assets and liabilities
Increase in receivables	—	—	(96,402)	(4,545)	(653,789)
Decrease (increase) in other receivables	17,507	(500)	1	(63,459)	—
Decrease in due from agents	13,724	—	—	—	—
Decrease (increase) in advances to employees	20,659	64,249	(120,812)	(76,119)	18,014
(Increase) decrease in prepaid expenses and other assets	(11,022)	810	(3,915)	(20,104)	8,570
(Decrease) increase in accounts payable	(4,549)	52,562	113,003	144,925	(93,177)
Increase (decrease) in accrued expenses	114,393	597,913	41,927	(1,125,490)	(693,872)
Increase (decrease) in advances from/to affiliates, net	(640,393)	1,305,113	443,758	(199,168)	348,040
Net cash (used in) provided by operating activities	(440,200)	2,176,794	460,263	(643,082)	(1,047,480)
Cash flows from investing activities
Purchase of equipment and furnishings	(213,348)	(134,210)	(460,557)	(141,963)	(79,950)
Net cash used in investing activities	(213,348)	(134,210)	(460,557)	(141,963)	(79,950)
Cash flows from financing activities
Advances to shareholders	—	(89,612)	(223,563)	(537,091)	15,562
Paid-in capital	—	—	205	36,048	—
Net cash (used in) provided by financing activities	—	(89,612)	(223,358)	(501,043)	15,562
Net (decrease) increase in cash	(653,548)	1,952,972	(223,652)	(1,286,088)	(1,111,868)
Cash at beginning of year	692,168	38,620	1,991,592	1,991,592	1,767,940
Cash at end of year	$38,620	$1,991,592	$1,767,940	$705,504	$656,072

The accompanying notes are an integral part of these financial statements.

TBS Shipping Services Inc.
Notes to Financial Statements

1.    Organization and Nature of Business

TBS Shipping Services Inc. (the "Company") was formed March 13, 1993 as Transworld Bulk Services of New York, Inc. and is incorporated in the State of New York. On November 11, 1995 the Company changed its name from Transworld Bulk Services of New York, Inc. to TBS Shipping Services Inc. The Company was established to provide commercial and operations services to vessel owners and operators. The Company coordinates services to customers, integrates the activities of the affiliated commercial agency network, oversees activities relating to the chartering of vessels, manages voyage results to ensure maximum profit and provides financial and accounting services. The Company has worked primarily for subsidiaries of TBS International Limited since its inception.

2.    Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Interim Financial Information (Unaudited)

The interim financial statements as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 have been prepared by the Company, without audit, and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of interim period results. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the full year.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. The most significant estimate relates to employee year-end bonuses earned during each fiscal year and paid during January of the following year.

Revenue Recognition

Management fee revenue is earned each month at the contractual monthly fee per vessel under management. The Company also earns a 2.5% commission on total freight revenue and a 1.25% commission on vessels that are chartered in and chartered out. The Company is reimbursed for the cost for certain of its employees plus 15% administrative fee, which are recognized as consulting fees in the statements of operations. These individuals perform port captain duties, specific commercial and claims functions and financial and accounting services.

Cash

The Company considers all highly liquid investments with maturities when purchased of three months or less to be cash equivalents.

Equipment and Furnishings, Net

Equipment and Furnishings, with useful lives greater than one year are capitalized at cost and depreciated on a straight-line basis over their estimated useful lives. The useful lives are between three and seven years.

TBS Shipping Services Inc.
Notes to Financial Statements

Impairment of Long-Lived Assets

The Company is required to review for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are measured for impairment when the estimate of undiscounted future cash flows expected to be generated by the asset is less than its carrying amount. Measurement of the impairment loss is based on the asset grouping, and is calculated based upon comparison of the fair value to the carrying value of the asset grouping. Management performs impairment analyses when certain triggering events occur.

Advances to/from Affiliates

Advances to/from affiliates are non-interest bearing, due on demand and expected to be paid or collected in the ordinary course of business, generally within the year.

Advances to shareholders

Advances to shareholders are non-interest bearing, and are to be paid back in the ordinary course of business, generally within the year.

Income Taxes

The Company is organized as an S Corporation in accordance with the Internal Revenue Code. All profits and losses have been passed directly to the shareholders resulting in no current or deferred taxes to the Company as of and for the years ended December 31, 2002, 2003 and 2004.

New Accounting Pronouncements

Currently, no new accounting pronouncements affect the Company or are expected to affect the Company.

3.    Advances from Affiliates, net

Advances from affiliates, net consist of the following:

	December 31,		March 31,
	2003	2004	2005
			(unaudited)
Affiliates:
Auto International Exchange	$452,882	$452,882	$452,882
Roymar Ship Management, Inc.	84,877	28,756	—
TBS International Limited	791,494	1,291,373	1,719,442
	$1,329,253	$1,773,011	$2,172,324

4.    Equipment and Furnishings, Net

Equipment and furnishings consists of the following:

	December 31,		March 31,
	2003	2004	2005
			(unaudited)
Equipment	$1,016,369	$1,281,426	$1,336,377
Furnishings	152,285	183,427	194,284
Leasehold improvements	442,463	606,821	620,963
	1,611,117	2,071,674	2,151,624
Less – Accumulated depreciation	(1,011,796)	(1,132,269)	(1,172,845)
	$599,321	$939,405	$978,779

TBS Shipping Services Inc.
Notes to Financial Statements

5.    Accrued Expenses

Accrued expenses consist of the following:

	December 31,		March 31, 2005
	2003	2004
			(unaudited)
Payroll	$1,516,535	$2,060,852	$656,892
Freight collection accrued	—	—	695,912
Interest due to stockholders	292,591	5,000	8,000
Principal due to stockholders	233,435	—	—
Other	288	18,924	30,100
	$2,042,849	$2,084,776	$1,390,904

6.    Related Party Transaction

Commissions

The Company provides TBS International Limited and other non-affiliated vessel owners with brokerage services. TBS Shipping Services Inc. earns commission of 2.5% on total freight revenue and commissions of 1.25% on ships that are chartered in and chartered out. TBS International Limited affiliates include TBS Pacific Liner, Ltd., TBS Latin America Liner, Ltd., TBS North America Liner, Ltd., TBS Ocean Carriers, Ltd., TBS Eurolines, Ltd. and TBS Middle East Carriers Liner, Ltd.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
TBS International Limited Affiliates	$2,671,744	$3,512,510	$5,586,865	$1,200,076	$1,324,352
Dangote Industries	—	—	—	—	10,823
Other Owners	—	—	587,296	431,031	360,524
	$2,671,744	$3,512,510	$6,174,161	$1,631,107	$1,695,699

Management Fees

The Company provides TBS International Limited with voyage operations management, commercial, chartering and agency services and charged $7,652.83, $7,652.83 and $8,447.32 per ship per month in 2002, 2003, 2004 and 2005, respectively. TBS International Limited affiliates include TBS Pacific Liner, Ltd., TBS Latin America Liner, Ltd., TBS North America Liner, Ltd., TBS Ocean Carriers, Ltd., TBS Eurolines, Ltd. and TBS Middle East Carriers Liner, Ltd. Dangote Industries Limited, which is a non-affiliated company, has appointed TBS Shipping Services Inc. as its Managing Agent at a fee of $1,000 per day per vessel under management.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
Management fees earned from:
Affiliates:
TBS International Limited Subsidiaries	$1,762,709	$2,307,381	$2,496,115	$553,545	$687,561
Non affiliated company:
Dangote Industries Limited	—	65,350	653,680	204,750	211,390
	$1,762,709	$2,372,731	$3,149,795	$758,295	$898,951

TBS Shipping Services Inc.
Notes to Financial Statements

Consulting Fees

The Company is reimbursed for the cost of certain of its employees plus 15% administrative fee. These individuals perform the following services; port captains duties, specific commercial and claims functions along with financial and accounting services.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
Consulting fees earned from:
TBS International Limited Subsidiaries	$726,109	$654,806	$941,120	$198,693	$224,262
Roymar Ship Management, Inc.	339,866	303,622	396,686	74,610	91,494
Nautica Groupe, Ltd.	51,071	230,484	260,871	61,794	—
Equity Marine Limited	299,685	369,715	434,179	94,593	102,225
TBS Commercial Group Ltd.	278,415	—	—	—	—
TBS Shipping Services Europe GmbH	—	256,266	332,800	69,000	76,950
TBS Logistics	205,985	120,422	49,825	35,817	—
	$1,901,131	$1,935,315	$2,415,481	$534,507	$494,931

6.    Commitments and Contingencies

Leases

The Company leases the property where its offices are located. The current lease calls for rent of $17,500 per month, plus all operating expenses including property taxes and expires on December 31, 2004. The lease commencing January 1, 2005 is being negotiated. In the interim, terms of the prior lease are being followed.

Litigation

The Company is subject to certain legal proceedings and claims that arise in the ordinary course of business. Liabilities are recorded when it is probable that costs will be incurred and can be reasonably estimated. Based upon available information, management believes that the ultimate liability with respect to these claims, if any, would not be material to the consolidated financial position, operations or cash flow of the Company.

7.    Subsequent Events:

Management is negotiating the sale of the Company to its primary customer, TBS International Limited, contingent upon the success of TBS International Limited's initial public offering. The sale price has been agreed at $5.5 million cash.

Through and including July 19, 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in our Class A common shares, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

8,160,000 Shares

TBS International Limited

Class A Common Shares

P R O S P E C T U S

Merrill Lynch & Co.

Jefferies & Company, Inc.

June 24, 2005